The World Has Changed



ANNUAL REPORT 2008

IBERIABANK Corporation™

Financial Highlights

(Dollars in thousands, except per share data)	2008	2007	% Change
Income Data			
Net Interest Income	$ 137,644	$ 123,519	11%
Net Interest Income (Tax-equivalent Basis) (1)	142,546	128,265	11%
Net Income	39,912	41,310	(3%)
Income Available to Common Shareholders	39,564	41,310	(4%)
Per Share Data			
Net Income - Basic	$ 3.12	$ 3.39	(8%)
Net Income - Diluted	3.04	3.27	(7%)
Cash Earnings - Diluted	3.16	3.38	(7%)
Book Value Per Common Share	40.53	38.99	4%
Tangible Book Value Per Common Share (2)	24.20	19.06	27%
Cash Dividends	1.36	1.34	1%
Average Balance Sheet Data			
Loans	$ 3,535,803	$ 3,112,992	14%
Earning Assets	4,660,428	4,062,413	15%
Total Assets	5,206,364	4,573,489	14%
Total Deposits	3,869,476	3,364,393	15%
Shareholders' Equity	528,166	465,789	13%
Key Ratios			
Return on Average Assets	0.77%	0.90%	
Return on Average Common Equity	7.59%	8.87%	
Return on Average Tangible Common Equity (2)	15.69%	18.86%	
Net Interest Margin (Tax-equivalent Basis) (1)	3.03%	3.13%	
Efficiency Ratio	70.2%	70.0%	
Tangible Efficiency Ratio (Tax-equivalent Basis) (1) (2)	67.3%	66.7%	
Average Loans to Average Deposits	91.4%	92.5%	
Nonperforming Assets to Total Assets (3)	0.83%	0.98%	
Allowance for Loan Losses to Loans	1.09%	1.12%	
Net Charge-offs to Average Loans	0.28%	0.06%	
Average Equity to Average Total Assets	10.15%	10.18%	
Tier 1 Leverage Ratio	11.27%	7.42%	
Dividend Payout Ratio	47.0%	41.6%	

(1) Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2) Tangible calculations eliminate the effect of goodwill and acquisition-related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.
(3) Nonperforming assets include nonaccruing loans, accruing loans 90 days past due, foreclosed assets, and other real estate owned.

IBERIABANK Corporation is a financial holding company with consolidated assets at December 31, 2008 of $5.6 billion. IBERIABANK Corporation and its predecessor organizations have served clients for 122 years. The Corporation's subsidiaries include IBERIABANK, Pulaski Bank and Trust Company, and Lenders Title Company.



...Yet We've Remained On Target

Contents

Mission Statement

- Provide exceptional value-based client service
- Great place to work
- Growth that is consistent with high performance
- Shareholder focused
- Strong sense of community

Letter To Shareholders

Dear Shareholders,

In my letter to shareholders in last year's annual report, I described 2007 as a year of tremendous transition for our Company. Our significant expansion and investments during the year tested our skills and abilities at a time when subprime mortgage issues were beginning to surface in a few corners of the financial sector.

As it turns out, that was just a warm-up act for change. In 2008, the world changed in ways that were nearly unimaginable. Throughout this report, we will describe many ways in which life has been altered for the financial sector and why we believe we avoided much of what ailed the industry in 2008. We will also explain to you why we believe we are uniquely positioned within the industry for the challenges and opportunities in 2009 and beyond.

As we will describe, our unique position was not achieved by happenstance, but by industry insight, thoughtful preparation, hard work, a dedicated team, and an unparalleled culture. Our relative position was not achieved overnight, but was many years in the making. In a similar vein, the industry issues that surfaced during 2008 also took many years to develop. The seeds of the subprime mortgage meltdown, housing sector bust, collapse of the financial markets, deteriorating national economic conditions, and sweeping banking industry changes were sown over a number of years by different participants. We believe we dodged many of these issues due to our geography, experience, and culture. What is quite unique about our Company is that we have achieved exceptional financial results and growth since 1999 without taking risks that other financial institutions embraced. Many institutions that accepted great risk are suffering consequences commensurate with the risks taken.

Much of our story for 2008 is not only what we accomplished, but also what actions we avoided and their consequences. It was an incredibly busy and challenging year from start to finish.

We started the year with the sale of $30 million in credit card receivables on January 4, 2008, for a pre-tax gain of nearly $7 million, or $0.34 in earnings per share ("EPS"). The gain on the sale of these unsecured receivables, which were clients outside of our banking footprint, equated to a 23% premium. Through this sale, we were able to achieve a substantial premium and reduce potential credit risk exposure at a very opportune time.

Throughout 2008, we aggressively reduced our relatively small residential builder portfolio exposure. Since the acquisition of Pulaski Investment Corporation in the first quarter of 2007, this portfolio has declined 68%, from $87 million to $28 million by year-end 2008. We were very aggressive in addressing potential credit issues in the Pulaski builder portfolio. The actions we took were difficult, but given the deteriorating state of the national housing market in 2008, we believe we minimized our potential loss.

During the first quarter of 2008, we initiated our traditional seasonal home equity campaign for qualified borrowers. Promotional rates tied to this successful program repriced to market rates in the second half of 2008.

Straddling the first and second quarters of 2008, we initiated the largest deposit campaign in our Company's history. We raised approximately $450 million in deposits, which increased our deposit balance by 13% in 45 days. By the end of 2008, we had retained approximately 71% of those deposits at an average cost of 3.09%. These deposits were used to pay off our short-term borrowings and significantly enhance our liquidity position. We completed this campaign at an extraordinary time given the heightened industry focus regarding the value of liquidity and core deposits during the second half of 2008.

Further enhancing our liquidity position, we completed the acquisition of selected assets and assumption of certain liabilities of ANB Financial, N.A. on May 9, 2008. ANB was a failed bank headquartered in Bentonville, Arkansas, home of the world's largest company, the Wal-Mart Corporation, and many of its suppliers. The ANB acquisition provided us a comprehensive distribution system in the vibrant Northwest Arkansas market. We are very pleased with the cost and structure of this acquisition, the retail team we have in place, and the clients who have joined our organization.

The ANB acquisition also provided us significant insight into the failed bank purchase process. We believe we are still early in this credit cycle, given the continued deterioration and risk exposures many companies face. As a result, we believe we will see many additional FDIC-assisted opportunities in the future.

Due to the substantial cash that emanated from the ANB acquisition and our home equity and deposit campaigns, our net interest margin declined in the first half of 2008. As the promotional rates repriced and excess liquidity was deployed, the margin improved significantly in the second half of the year.

As the year progressed, we were reminded of Mother Nature's fury. On September 1, 2008, Hurricane Gustav made landfall in south central Louisiana, after the evacuation of nearly two million people. The storm proceeded and caused significant disruption throughout much of our market footprint. Within days after the storm made landfall, over 90% of our banking, mortgage, and title insurance offices and ATMs were open for business as usual. Lessons learned from Hurricanes Katrina, Rita, and Lili provided an excellent roadmap to rapid recovery in our regions and tremendous loan and deposit opportunities for our Company.

Rainfall Totals For Path of Hurricane Gustav


1
3
5
7
10
15
20
Rainfall in Inches
Maximum: 21"
Storm Track

Source: http://www.hpc.ncep.noaa.gov/tropical/rain/gustav2008.html

Our market expansion and facility optimization efforts continued in 2008. During the year, we acquired eight offices, opened four offices, closed or consolidated 11 offices, and added to our commercial banking teams in Baton Rouge and Monroe, Louisiana. We also recruited a solid commercial banking team in Memphis, Tennessee. In early 2009, we entered Mobile, Alabama and Houston, Texas by hiring strategic recruits with long-term relationships in those markets as well. We are very excited about the organic growth prospects and competitive dynamics in our existing and new markets.

As a result of client needs and improved competitive dynamics, we experienced strong loan and deposit growth throughout 2008. At period end, loans grew $314 million, or 9%, and deposits grew $511 million, or 15%. This growth is in contrast to comparable figures for our regional peers* of 4% and 5%, and aggregate banking industry figures of 6% and 11%, respectively. Many financial institutions initiated rapid balance sheet deleveraging activities triggered by severe capital constraints and ever increasing credit losses. In their zeal to reduce credit exposures and collapse their balance sheets, these companies disrupted business and alienated many excellent clients and associates. This situation has provided, and continues to provide, exceptional growth opportunities for our Company.

Throughout the year, we were able to raise capital when many other financial institutions could not do so. In March, we sold $7 million in trust preferred securities at a price of 3-month LIBOR plus 350 basis points. In July, we issued and sold $25 million in subordinated debentures at a cost of 3-month LIBOR plus 300 basis points. In December, the U.S. Department of the Treasury invested $90 million in preferred stock in our Company under the Capital Purchase Program ("CPP") of the Troubled Asset Relief Program ("TARP"). Eleven days later, we issued and sold common stock in a public underwritten equity offering for net proceeds of approximately $110 million. By the sequencing of these capital activities, we reduced 50% of the warrants issued in the CPP TARP. We believe we occupy a very favorable position in the industry with our lower risk balance sheet, tremendous capital strength, and unique flexibility. At a time when there is grave concern regarding the national economic situation and the financial services industry in particular, this is an opportunistic position to occupy.

In early 2009, we made a strategic decision to change the name of Pulaski Bank and Trust Company, our federally-chartered savings bank, to IBERIABANK fsb. While we have tremendous respect for the brand strength of Pulaski Bank in Central Arkansas, we believe a name more closely aligned with IBERIABANK provides greater opportunity to strengthen a common brand across our Company's expanding footprint. By mid-year, all of our branch offices operating outside of Louisiana under our thrift charter will carry the moniker "IBERIABANK fsb."

Severe national economic conditions resulted in a horrible year for the banking industry in 2008. Our performance and actions stand in contrast to the barrage of negative news within the banking industry.

During 2008:

- Our liquidity position improved significantly,
- We reported significant earnings for the year (we earned $40 million in net income),
- Our investment portfolio unrealized gain improved by $11 million to end the year at $20 million,
- Our asset quality improved, as our nonperforming assets as a percentage of total assets declined from 0.98% to 0.83%,
- Our loans past due 30 days or more declined from 1.66% to 1.63% of total loans,
- We increased our dividend from $1.34 per share in 2007 to $1.36 in 2008,
- We raised $231 million in new capital,
- Our market capitalization improved by $166 million, or 28%, to $763 million at year-end, and
- Our stock price improved 3%, versus an average industry decline of 35%.

** Regional peers include: BancorpSouth, Inc., Bank of the Ozarks, Inc., Cadence Financial Corporation, Hancock Holding Company, Renasant Corporation, Seacoast Banking Corporation of Florida, Simmons First National Corporation, Superior Bancorp, Trustmark Corporation, United Community Banks, Inc., Whitney Holding Corporation*

Market Capitalization Trends



Regional Peers
IBERIABANK Corporation
% Change In Market Cap Since 1Q00
800%
700%
600%
500%
400%
300%
200%
100%
0%
IBERIABANK Corporation
765%
Regional Peers
126%
1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01 1Q02 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08

Source: SNL

Between year-ends 1999 and 2008, our market capitalization improved eight-fold, from approximately $80 million to $763 million. Over this same period, our stock price improved four-fold, from $11.00 to $48.00 (after stock split), or an annual return to shareholders of nearly 20%. In contrast, our peers averaged a 3% annual return to shareholders over this same period.

Over the last decade, we sacrificed near-term earnings opportunities by not taking the risks that others embraced. Despite that earnings sacrifice, we were able to achieve admirable returns for our shareholders. This feat was accomplished by continuous improvements in all aspects of our business, which included making sound investment decisions for the long-term and not short-term gains, maintaining a culture of high quality growth and attention to details, and an expectation of high performance on the part of all of our constituents. I sincerely appreciate the hard work and dedication of our associates, leadership team, Advisory Boards, and Board of Directors.

The world has changed. We were prepared for the change by the actions taken and investments made over the last 122 years. We believe we are well prepared for future challenges and opportunities with our unparalleled culture and by the unique position we occupy in the financial services industry.

We are grateful for your continued support of our organization.

Sincerely,

Daryl G. Byrd
President and Chief Executive Officer

Chairman's Letter

To Our Shareholders

Dear Shareholders,

These are truly unprecedented times. The country's financial markets were thrown into a state of turmoil as subprime mortgage loan problems surfaced in late 2007, contagion ensued, and valuations collapsed for "less than" marketable securities. Massive loan and securities losses and a lack of perceived transparency at many financial institutions caused investors to flee the equity markets and the financial sector, in particular. In 2008, the stock market (as measured by the S&P 500) experienced a 35% decline, the second worst performance in 163 years, exceeded only by 1931 during the Great Depression.

Over the last two years, households have lost in excess of $7 trillion in net worth associated with equity securities, mutual funds, and pension funds. In addition, the housing crisis has wiped out an additional $4 trillion in the value of equity in residential housing stock. In aggregate, households have lost 17% of their net worth over the last two years due to these two significant investment classes.

The financial services industry has been turned upside-down with the decimation of entire sectors, including large investment firms (such as Merrill Lynch, Lehman Brothers, and Bear Stearns), financial guaranty insurers, mortgage originators of sub-prime, Alt-A and jumbo mortgage products, and former venerable commercial banking names (such as Wachovia, Washington Mutual, and National City).

Annual Stock Market Returns



2008
-50 -40 -30 -20 -10 0 - 10 20 30 40 50 60
Percentage Change in S & P Market Index by Year

Source: http://www.ritholtz.com/blog/2008/11/major-index-return-1825-2008/

Mortgage Originations In The U.S.

$ in Billions

	Annually				% Chg.	Quarterly In 2008			
	2005	2006	2007	2008	2007-08	1Q08	2Q08	3Q08	4Q08
Purchase Activity	$1,513	$1,397	$1,140	$ 857	-25%	$ 181	$ 264	$ 234	$ 177
Refinance Activity	1,514	1,114	1,167	890	-24%	309	287	149	145
Combined	$3,027	$2,511	$2,307	$1,747	-24%	$ 490	$ 551	$ 383	$ 322
% Chg. Vs Prior Year	9%	-17%	-8%	-24%		-14%	-18%	-34%	-33%
% of Originations:									
Purchase	50%	56%	49%	49%		37%	48%	61%	55%
Refinance	50%	44%	51%	51%		63%	52%	39%	45%
ARMs	30%	22%	10%	6%		8%	8%	8%	3%

Source: Mortgage Bankers Association

To combat the growing economic malaise, the Federal Reserve cut its targeted Fed Funds rate from 4.25% to a range of 0.25%-to-0%. Long-term Treasury and Agency rates declined during the year as well. Despite the decline in interest rates, national mortgage production levels were fairly anemic in 2008 (down approximately 24% annually), as a result of many applicants who were no longer considered qualified for loan terms specified.

In contrast to the falloff in national mortgage production, our Company continued to originate mortgage loans for our clients. Our mortgage business originated $934 million in mortgage loans to clients in 2008, down only 6% compared to 2007. Our ratio of mortgage approvals was in the range of 82% to 89% in each of the last six years. In addition, the spread earned on loans sold during the year improved by approximately 10%, as prices of loans sold to investors improved. Gains on the sale of mortgage loans improved approximately 12% in 2008 compared to 2007. We believe we are well positioned for the elevated refinance activity that commenced late in 2008.

IBERIABANK Corporation Noninterest Income Composition



Other Income
Gain On Sale Of Credit Cards
Gain On Sale Of Investments
Broker Commissions
ATM/Debit Card Fee Income
Title Insurance Revenues
Gains On Sale Of Mortgage Loans
Service Charges
Noninterest Income As A % Of Revenues
40%
38%
24%
24%
20%
Annual Noninterest Income ($ in Millions)
$100
$90
$80
$70
$60
$50
$40
$30
$20
$10
$0
2004
2005
2006
2007
2008

Along with the mortgage origination business, our other fee-based businesses provided significant lift and diversity to our Company's revenue stream. Title insurance revenues increased 10% (due in part to our acquisition of Little Rock-based American Abstract in April 2008), brokerage income improved 1% during the year, service charge income grew 15%, and ATM/Debit Card fee income climbed 38%. Our fee income as a percentage of total revenues has risen substantially over the last few years and is well above peer and national levels.

Noninterest Income As % Of Total Revenues

Quarterly Trend Compared To Peers



Regional Peers
IBERIABANK Corporation
40%
27%
IBERIABANK Corporation
Regional Peers
Noninterest Income/Total Revenues
40%
35%
30%
25%
20%
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

While our Company avoided many of the issues plaguing our industry, we have been buffeted by the winds of change. The rapid decline in interest rates and national economic downturn influenced our financial results and increased the cost of raising capital to continue to support our growth.

Our decision to participate in the Treasury Department's TARP program was challenging. After considerable internal debate and reflection, and after consultation with our regulators, we applied to the program. We ultimately accepted $90 million in funds from this program but did not accept an additional $25 million for which we had been approved. We felt it prudent to accept this Treasury Department investment for three primary reasons. First, at the time of that decision, there were grave and escalating systemic concerns within the financial services sector. Second, after significant research, we concluded there were many opportunities to expand and service new clients through both organic and failed bank opportunities. Third, the cost of the funds provided under this program was considered reasonable, on a relative basis to other sources of capital, at that time.

Unlike our situation, we believe many financial services companies were operating in extremely weakened conditions and desperately needed the Treasury TARP funds to survive. We believe our Company is healthy, and we continue to experience many opportunities to grow and serve current and new qualified clients. We considered this investment as temporary "bridge capital" and not permanent equity financing. We stated many times that the day we accept TARP funds is the day we will work to ensure we pay it back. Upon our issuance of common stock in December 2008, we occupied the unique position within the financial services sector to retire half of the warrants issued and achieve the flexibility to pay off the Treasury investment at any time. We have notified the Treasury that we will redeem the CPP TARP preferred stock. With the issuance of new restrictions on TARP recipients, the Board of Directors decided that it was in the best interest of our Company and shareholders to exit the program. Following our announcement, we received extraordinarily positive support from bank analysts, clients, shareholders, and the communities we serve.

Our strong financial condition and operating results ensure our Company's ability to prosper in these difficult times. Unlike many firms in our industry, we did not reduce or eliminate our quarterly cash dividends in 2008. Our tremendous balance sheet strength, capital position, and superior asset quality place us in an enviable position within the industry. Our efforts at providing transparent results, proactively addressing issues that affect our shareholders, and creating long-term shareholder value are hallmarks of our Company.

On behalf of the Board of Directors of IBERIABANK Corporation, we greatly appreciate your continued support of our Company.

Sincerely,

William H. Fenstermaker
Chairman of the Board

We're Building On A Solid Foundation



"The dogmas of the quiet past are inadequate to the stormy present. The occasion is piled high with difficulty, and we must rise with the occasion. As our case is new, so we must think anew and act anew."

- Abraham Lincoln

The World Has Changed

The world changed in the brief period since the economic crisis first surfaced in August 2007, though the seeds of upheaval were sown many years before then. The genesis of the global crisis was in the murky corners of Wall Street and also in the homes in Middle America. Many mortgage loans were granted to individuals, the repayments of which were always doubtful. Complex financial products were created that caused the risk of these loans to grow exponentially. This risk was then dispersed around the world. A lack of controls, oversight, and good business judgment caused the problem to fester and then spread with rapid speed and complexity. Excessive risk taking and leverage, combined with perverse incentives, amplified the problems beyond nearly everyone's wildest dreams. As a result, the problems created in this crisis were very deep, widespread, and still not well understood.

This report will highlight many of the ways in which the world has changed for our industry and how this change may impact our Company. In particular, we will highlight our results in 2008 relative to housing market issues, the near collapse of the financial markets, changing economic conditions, concerns regarding the banking industry, and industry consolidation. Importantly, we will also attempt to provide commentary regarding why we believe we occupy a unique position in the industry and the opportunities that may result. The contrast between our organization and the industry debacle is conclusive. We avoided much of what ails the industry, but at times, our course is buffeted by the winds of change. While the world has changed around us, we continue to build on a solid foundation and remain steadfast on the mission we embarked upon nine years ago.

Our focus continues to be the three primary drivers of success for our Company: providing exceptional client service, making decisions close to our clients, and growing our client base in a high quality manner.

Housing And Mortgage Concerns

Industry Situation

The economic crisis first became evident in the housing sector. The median price of existing home sales in the U.S. experienced a steady upward trend that accelerated beginning in 2000 and peaked in early 2007. The accelerated trend was primarily attributed to loosened credit standards, an excess supply of largely unregulated mortgage financing, new mortgage products, and increased investor demand (driven by exceptionally low interest rates).

While commercial banks historically provided the bulk of residential mortgage financing, less regulated entities commenced a rapid assault on the industry gaining abundant market share quickly. This market share grab was primarily in certain mortgage segments historically shunned by commercial banks—namely subprime, jumbo mortgages (loan amounts over $417,000), and other exotic mortgage products (such as option ARMs, negative amortization ARMs, and Alt-A loans). Subprime mortgage loans were a primary driver of mortgage industry growth, climbing from 8% of originations in 2002 to approximately 23% in 2005 and 2006. Mortgage brokers accounted for approximately 90% of subprime mortgage originations in 2006. Many loans were created at "teaser" rates that once reset, borrowers were no longer able to pay. In addition, many loans were made at very high loan-to-values, which meant borrowers had little equity in their homes. As a result, the risk of default and losses for the holders of those mortgage notes increased substantially.

Monthly Trend In U.S. Mortgage Delinquencies



% Of Loan Category That Is Delinquent
40%
35%
30%
25%
20%
15%
10%
5%
0%
Alt-A
Prime
Subprime
Subprime 39.68%
Alt-A 24.86%
Prime 13.77%
Jan-05
Mar-05
May-05
Jul-05
Sep-05
Nov-05
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09

Source: Bloomberg

While some banks avoided the subprime loan problems directly, many banks indirectly fell victim in other ways. Large commercial and investment banks served as the enablers that carved up the loans into various types of securities and peddled these products to investors. When the "music stopped," those companies were left holding rapidly declining and illiquid securities and loans on their over-leveraged balance sheets. The income sources that they had relied upon over the past years effectively vanished. In a similar vein, many commercial banks dramatically increased their exposure to home builders through construction and land development ("C&D") financing. When housing sales slowed, these banks were left holding rapidly declining and illiquid assets. They too had come to rely on an income source that disappeared.

As investors shunned mortgage securities *en masse*, security prices declined, the excess supply of housing skyrocketed, and the integrity of nearly every bank balance sheet was questionable. In the absence of transparent information on the assets held by those banks, investors simply assumed nearly all banks would struggle to survive the growing losses, and most of the industry became tarnished.

How We Differ

Subprime and Exotic Mortgages. Historically, our mortgage loan production has involved primarily conventional fixed rate mortgage loans. We did not focus on subprime mortgage loan originations (less than 0.5% of originations). When the subprime mortgage market vanished, its departure had little impact on our Company. We also did not originate or hold exotic mortgage loans in our loan portfolio. In addition, nearly all of our mortgage loan originations over the last few years were sold to outside investors with little or no recourse. As a result, we have no meaningful exposure to sub-prime mortgage or exotic mortgage loans.

Reliance on Securitization. We did not securitize, buy, or sell the illiquid mortgage securities that have weighed down the larger banks in our industry. As a result, we did not experience the revenue collapse that other companies experienced from the loss of this source of revenues.

Construction and Land Development Loan Exposure. The exposure to the C&D business is extremely small, and we have worked very assertively to reduce our limited exposure we acquired from the Pulaski builder portfolio. At year-end, C&D loans accounted for approximately 6% of our total loan portfolio. As indicated below, that level of exposure is among the lowest of our peers and a clear differentiating factor relative to the industry as a whole. Part of the reason for our small exposure is our Company's requirements for builders to pay interest in cash, as opposed to using interest reserves to pay interest. Many marginal builders found other lenders willing to accept riskier loans on easier and more generous terms than we were willing to provide. Therefore, we have limited C&D exposure compared to many of our peers.

Construction & Land Development Loans As A % Of Total Loans

Quarterly Trend Compared To Peers



IBERIABANK Corporation
IBERIABANK
Regional Peer Average
Construction & Land Development Loans / Total Loans At Quarter-End (%)
30%
25%
20%
15%
10%
5%
0%
Regional Peers
22%
IBERIABANK Corporation
6%
IBERIABANK
1%
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08

Our Markets Face Less Housing Stress. The national median price for existing homes declined approximately 15% between year-end 2007 and 2008, the largest decline since the Great Depression. The magnitude of change (both up and down) differed significantly by market. Local markets that experienced significant increases in supply and demand for housing and rapid price escalation over the last decade were more apt to experience dramatic price declines over the last two years. As indicated below, many of the markets we serve did not experience rapid historical price increases or rapid price declines over the last few years.

% Change In Housing Prices Since Year-End 1999


200%
175%
150%
125%
100%
75%
50%
25%
0%
LAFAYETTE
BATON ROUGE
HOUMA
NEW ORLEANS
SHREVEPORT
MONROE
LAKE CHARLES
ALEXANDRIA
NW AR
JONESBORO
LITTLE ROCK
MEMPHIS
MOBILE
HOUSTON
LAS VEGAS
MIAMI
TAMPA
PHOENIX
Miami
Tampa
Las Vegas
Phoenix
New Orleans
Houma
Baton Rouge
Lafayette
Monroe
Little Rock
Jonesboro
Memphis
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08

Source: Freddie Mac using date through Fourth Quarter 2008

U.S. Commercial Bank Loans By Type - Growth Since 12/31/99

Annual Trend For All Commercial Banks


C & D Loans
CRE Loans
Home Equity Lines
Other Loans
% Change From 12/31/99
500%
450%
400%
350%
300%
250%
200%
150%
100%
50%
0%
Home Equity Lines
C&D
CRE
Other Loans
1999
2000
2001
2002
2003
2004
2005
2006
2007
1Q08
2Q08
3Q08
4Q08

Source: SNL

Home Equity. The rapid rise in the volume of national home equity loans and credit lines over the last few years has been breathtaking. In markets that are stable and under limited stress, home equity loans and lines provide an excellent tool for clients to manage their cash flow needs using their most valuable asset as collateral for credit. In markets under great stress, these types of loans can become quite problematic. This is particularly true if home equity loans and lines are initially granted at high loan-to-value ("LTV") levels, such as 90% to 125% LTV, and if values and appraisals subsequently plummet. Our home equity originations were made at moderate LTV levels and in fairly stable housing markets.

IBERIABANK Corporation Consumer Loan-To-Values

Loan-to-Values At Time Of Origination



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Production % Loan-to-Value
78%
77%
68%
60%
42%
HELOC 1st
HELOC 2nd
Home Equity 1st
Home Equity 2nd
Total
1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07 1Q08 2Q08 3Q08 4Q08
Quarter

Given the limited housing price appreciation over the last decade in many of our markets, the muted housing price declines since the peak in pricing, insignificant subprime mortgage exposure, and favorable local economic conditions, we believe our risk exposure is fairly well managed. We believe our sizable mortgage origination and title insurance businesses will benefit from significant mortgage refinancing opportunities as well.

Near Collapse Of Financial Markets

Industry Situation

As delinquencies on subprime and exotic mortgage loans accelerated in the second half of 2007, segments of the financial markets began to operate in a dysfunctional manner. Typical spread relationships between various interest rates became abnormal. Illiquid investment securities experienced significant price declines, adding to investor anxiety about financial institution earnings and balance sheet integrity. Large commercial and investment banks were forced to place their "off balance sheet" investment entities back on the banks' balance sheets. As a result, capital positions of these banks were severely impacted. Mark-to-market accounting treatment of these assets requires companies to realize gains and losses more rapidly based on changing market conditions and rating agency recommendations. This process further aggravated the capital situation at these institutions.

Many different segments of the financial markets experienced significant challenges. Disruptions in the markets for auction rate securities, commercial paper, collateralized debt obligations, collateral loan obligations, trust preferred securities, and other so-called "Level 3" assets were commonplace throughout 2008. Lending between banks nearly stopped and other measures of liquidity worsened. Concerns also grew regarding the largely unregulated areas of credit default swaps and hedge funds.


We Remain Strategically
Focused

To combat the liquidity meltdown, the Federal Reserve and U.S. Department of the Treasury commenced aggressive actions to restart the financial markets that had seized. By the end of 2008, some improvement had been achieved in that regard, though progress was marginal.

One of the actions taken by the Federal Reserve was an aggressive reduction in short-term interest rates. Many financial institutions have greater levels of short-term assets repricing downward than short-term liabilities (termed "asset sensitive"). Given their higher absolute yield, asset yields generally have further to fall than liability yields. Those two factors, combined with the sharp drop in interest rates during 2008 to levels near zero, caused banks to experience a significant squeeze in net interest margin as 2008 progressed.

Compounding these problems were the fact that many financial institutions made poor investment decisions. Many banks invested in preferred stock of the Federal Home Loan Mortgage Corporation (commonly referred to as "Freddie Mac") and its sister organization, Fannie Mae. When the government bailed out these two organizations in September 2008, investors holding the preferred shares were required to write-down their investments in the two entities.

Many financial institutions also held in their investment portfolios other assets that experienced significant declines in value during 2008. These investments included corporate bonds, corporate equities, auction rate securities, and hedge fund investments. Realized losses and "other than temporary impairments" in these securities further eroded the capital positions at those companies.

Unrealized Gains/(Losses) In AFS Securities At All U.S. Commercial Banks

Since December 31, 1999



Unrealized Gains/(Losses) in $ Billions
$20
$10
$0
$(10)
$(20)
$(30)
$(40)
$(50)
$(60)
$(70)
$(80)
Dec-99
Mar-00
Jun-00
Sep-00
Dec-00
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Dec-05
Mar-06
Jun-06
Sep-06
Dec-06
Mar-07
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08

Source: Federal Reserve, February 13, 2009

How We Differ

We believe we occupy a very unique position within our industry regarding a relatively lower level of risk within our investment portfolio compared to peers.

We have remained strategically focused on delivering strong growth for our Company, while avoiding the higher risk short-term opportunities ailing so many banks today.

At year-end 2008, our investment portfolio held primarily Agency mortgage backed securities (63%), other Agency obligations (25%), tax-free municipal investment securities (11%), and value notes (1%). The municipal security portfolio was comprised primarily of 15-year bank qualified, general obligation securities of geographically diverse municipalities. These types of municipal securities are generally considered lower risk investments because, if need be, municipalities have the ability to obtain funds to pay principal and interest on those bonds using their full taxing authority. In addition, virtually all of the municipal securities are insured by third party insurers, thereby providing another source of repayment.

Throughout 2008, our Company held none of the investment securities that crippled the industry. For example, we held no structured investment vehicles, auction rate securities, collateralized debt obligations, collateralized loan obligations, trust preferred investments, Level 3 assets, preferred or equity securities of Freddie Mac or Fannie Mae, corporate bonds, corporate equities, or hedge fund investments. As a result, we did not experience significant impairments on assets (called "other than temporary impairments," or "OTTIs"), realized losses on securities, or accumulate significant unrealized losses in our investment portfolio.

During 2008, we recorded $1.1 million in gains on the sale of investment securities, approximately the same level of gains recorded in 2007. In contrast to the significant unrealized losses in the investment portfolios at other banks, our portfolio improved during 2008, from a $9 million unrealized gain at the beginning of 2008 to a $20 million unrealized gain at the end of the year.

In December 2008, we recognized what we considered to be a temporary trading anomaly that occurred in the market for long-term fixed-pay swaps. These swaps are simply agreements that convert variable rates into fixed rates. We converted $70 million in variable-rate trust preferred securities (considered regulatory capital by the regulatory agencies), into fixed rate securities. By this action, we effectively locked in a weighted average pre-tax fixed rate of 4.98% on these securities for a weighted average period of 26.5 years. We consider this a very inexpensive, and stable, source of regulatory capital.

We believe we occupy a very unique position within our industry regarding the relatively lower level of risk within our investment portfolio compared to peers. We avoided many of the riskier investments that other organizations purchased in the pursuit of higher yields. Those organizations suffered significantly from those investment decisions.

Economic Conditions

Industry Situation

The rapid deterioration in the national subprime housing market spread quickly into other segments of the housing market due to the many interrelated aspects of housing. Home buyers found it difficult to trade-up or sell homes and faced a very difficult market for financing home purchases. Many traditional sources for home financing evaporated, particularly in segments such as investment properties, vacation homes, and home purchases requiring "jumbo" mortgages (loans over $417,000). Financing difficulties and lower housing demand, combined with an ever-increasing supply of new homes, led to excess housing inventory accumulation in many markets.

Many high-growth states and communities across the country relied on housing growth as a primary driver of revenues, taxes, and resource expansion. As the housing sector stalled, so did the economic base of those communities. Many communities faced rising unemployment as housing-related industries experienced rapid revenue declines and job losses mounted.

The housing issues spread into other non-housing related industries, such as commercial real estate ("CRE") for retail and offices, restaurants, and other industries dependent upon consumer discretionary spending. As the year progressed, commercial real estate properties that were not occupied by owners of those properties (commonly referred to as "non-owner occupied CRE") exhibited increasing levels of financial difficulties.


We've Kept Our Eye
On The Ball

The loan portfolios at many financial institutions faced significant and rapid deterioration on many different fronts in 2008. C&D loans, home equity loans and lines in frothy housing markets, secured and unsecured credits to subprime consumers, non-owner occupied CRE, and many other segments combined to escalate loan portfolio problems. Nonperforming assets, which include nonaccrual loans, loans past due 90 days or more, and foreclosed properties, increased throughout the industry in 2008. Given these issues, many financial institutions dramatically increased their provisions for loan losses, added to their loan loss reserves, and experienced growing charge-off levels throughout the year.

Nonperforming Assets As A % Of Total Assets

Quarterly Trends Compared To Peers


IBERIABANK
IBERIABANK Corporation
Regional Peer Average
Regional Peers
2.06%
0.83%
IBERIABANK Corporation
IBERIABANK
0.26%
NPAs / Total Assets At Quarter-End (%)
2.00%
1.80%
1.60%
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08

How We Differ

We have kept our eye on the ball avoiding many of the asset quality problems that plagued the financial services industry. Our relatively small exposure to C&D loans (approximately 6% at year-end 2008) and favorable local housing markets meant less stress on our loan portfolio than our peers experienced. Throughout 2008, we significantly reduced the C&D portfolio that we acquired in the Pulaski acquisition in early 2007. Our aggressive efforts to reduce the principal balances of these credits and deal head-on with these borrowers to either sell these properties or rapidly move towards foreclosure caused our consolidated nonperforming asset ratios to become elevated in 2007 and 2008. Over the last two years, the legacy IBERIABANK franchise has remained relatively stable and demonstrated favorable performance compared to peers.

Pulaski Builder Portfolio In 2008

Quarterly Trend By Stage Of Completion



Development Loans
Lot Loans
Houses < 100% Complete
Houses - 100% Complete
$ In Millions At Quarter-End
$70
$60
$50
$40
$30
$20
$10
$0
$62mm
$53mm
$45mm
$35mm
$28mm
4Q07
1Q08
2Q08
3Q08
4Q08

We believe our favorable credit quality results are a product of many factors. These factors include an intimate knowledge of our clients, a consistent and strict underwriting process, a portfolio management process that constantly updates and modifies our loan portfolio holdings, a culture of addressing credit concerns early in the process, and a focus on rapid and thoughtful resolution of credit issues. We believe we were far ahead of the industry in recognizing concerns regarding C&D risk, dealing with the few C&D credit issues we faced, and avoiding much of the risk other companies were willing to accept.

We have also been beneficiaries of relatively favorable local economic markets. We avoided entering markets at a time when they were experiencing rapid housing price inflation and rampant speculation. Many times we were asked, "When will you be entering rapidly growing markets in Florida, Texas, or Atlanta like your competitors?" Instead, we entered markets such as Baton Rouge, Shreveport, Jonesboro, Little Rock, Northwest Arkansas, and Memphis, which demonstrate both good demographic growth (but not hyper-growth characteristics) and favorable competitive dynamics.

Many of our markets benefitted from other factors as well. The energy sector provided economic lift to three geographies we serve as a result of significant energy price increases, oil and gas exploration, and additional servicing activities. The mature oil and gas activities in the Gulf of Mexico and in South Louisiana provided constant stimulus to a number of local markets we serve, such as Lafayette, New Orleans, Houma, and Baton Rouge. The more recent energy expansion activities in the Fayetteville Shale Play in central Arkansas has provided smaller, but measurable, economic stimulus to much of Arkansas. Finally, the most recent natural gas discoveries and development associated with the Haynesville Shale Play in Northwest Louisiana provided an economic lift to the Shreveport-Bossier City area. We are one of only a few financial institutions with markets overlaping these three sizable energy investments. The benefit to our Company from these energy sector elements has been more indirect than direct in nature. We do very little lending directly to the energy sector, as evidenced by our direct exposure to energy-related companies was only 2.5% of our total loan portfolio at year-end 2008. Despite the reduction of energy commodity prices in 2009, we expect the energy sector will continue to have a positive influence on our local economies.

The rebuilding in the aftermath of Hurricanes Katrina and Rita will also continue for many years. The aggregate investment in the rebuilding process for additional levee protection, infrastructure improvements, home rebuilding, and other purposes is estimated to be over $125 billion. These investments continue to be made since the storm arrived in the third quarter of 2005. The commitments and projects underway are expected to continue to provide local economic stimulus for many years in the future.

The favorable economic tailwinds in our local markets associated with the hurricane rebuilding process and energy sector, in concert with very limited dependence on the housing sector, have resulted in favorable employment statistics in our local markets. The unemployment rates in the markets we serve are among the lowest compared to other metropolitan statistical areas ("MSAs") in the United States.

U.S. MSAs - Unemployment & Change In House Prices


Unemployment Rate
25%
20%
15%
10%
5%
0%
Worst
Best
Memphis
Shreveport
Mobile
Monroe
Jonesboro
Alexandria
Houma
Lake Charles
Little Rock
BR
Lafayette
NW AR
New Orleans
Unemployment Rate (December 2008)
-40%
-35%
-30%
-25%
-20%
-15%
-10%
-5%
0%
5%
10%
Annual Change In House Prices (3Q08 vs. 3Q07)

Source: U.S. Bureau of Labor Statistics (December 2008) and Freddie Mac 3Q08 data

A combination of both favorable unemployment levels and limited recent housing price declines indicates many of our local markets did not experience the same levels of consumer lending stress that financial institutions in other markets have faced. In addition, these factors indicate the probability of housing price declines over the next few years in many of our markets may be less compared to other MSAs in the country.

Unlike many other financial institutions, we continued to experience strong loan and deposit growth during 2008, up 9% and 15%, respectively. We believe this compares favorably to peer performance.

Our strong loan and deposit growth and limited credit issues resulted in favorable earnings per share for our shareholders. Over the last three years, our regional peers experienced a consistent and significant decline in earnings per share.

Ranking 381 U.S. MSAs PMI Housing Risk Index



PMI Housing Risk Index
(<1 = Lowest Risk, 100 = Highest Risk)
100
90
80
70
60
50
40
30
28.9
20
10
0
Lowest Ratings (<1.0)
Houma, LA
Jonesboro, AR,
Lafayette, LA,
Lake Charles, LA,
Little Rock, AR,
Monroe, LA,
Shreveport, LA
Alexandria, LA 1.3
Memphis, TN 2.1
Baton Rouge, LA 2.5
New Orleans, LA 2.6
NW AR 4.3
MSA Average = 28.9

Source: PMI Economic Real Estate Trends, Winter 2009

Quarterly EPS Trends

Compared To Peers



% Change In Fully Diluted EPS Since 1Q06
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
-120%
-140%
IBERIABANK Corporation
-28%
Regional Peers
-114%
Regional Peers
IBERIABANK Corporation
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08

While we occupy a relatively favorable position compared to regional peers and the industry in aggregate, we remain guardedly optimistic about the near-term financial industry concerns. Investors have begun to differentiate between high quality institutions and those companies experiencing severe difficulties that cause great concern about the long-term viability of those companies. Our business model is sound and battletested, not predicated on C&D loans and wholesale funding sources. Our 122-year old Company has weathered the test of time, interest rate cycles, depressions, and natural catastrophes.

We Look For The Right Fit



Liquidity And Funding Concerns

Industry Situation

During 2008, the deterioration in the financial markets caused investor concern regarding funding sources. Financial institutions that depended on wholesale funding sources (non-local customers) experienced significant challenges in securing short-term financing or extreme increases in the cost of funds. As shown on the next page, commercial banks nationwide became more dependent on brokered deposits and foreign deposits as funding sources for their growth. In aggregate, brokered and foreign deposits accounted for an aggregate 26% of total industry deposits at September 30, 2008.

The financial industry also became dependent on wholesale borrowings from the Federal Home Loan Bank ("FHLB") system. In September 2008, the FHLB system had extended $1 trillion in advances to its 8,154 member institutions.

U.S. Commercial Bank Deposits By Type - Growth Since 12/31/99



Brokered Deposits
Foreign Deposits
Other Deposits
600%
500%
400%
300%
200%
100%
0%
% Change From 12/31/99
Brokered Deposits
Foreign Deposits
Other Deposits
1999
2000
2001
2002
2003
2004
2005
2006
2007
1Q08
2Q08
3Q08
4Q08

Source: SNL

Liquidity in the industry also became constrained in 2008. Many banks invested in some very illiquid investment securities that depreciated in value very rapidly and became extremely difficult to sell. Changes in these markets may have been driven, at least in part, by scaled back trading operations at some financial institutions. Broker dealers scaled back or abandoned market making activity in various financial instruments in an attempt to deleverage their own balance sheets, and therefore, security pricing and liquidity dried up.

As a result of wholesale funding reliance and limited balance sheet liquidity, many financial institutions were held hostage to rapidly escalating costs of funds. The long-term viability of some companies was called into question due to these significant constraints.

How We Differ

Our margin improvement in the second half of 2008 was in contrast to the margin compression demonstrated at many other financial institutions.

During 2008, we held no foreign deposits and only $10 million in wholesale brokered deposits. Our short-term FHLB borrowings declined 81% from $300 million at year-end 2007 to $58 million at year-end 2008. Short-term borrowings comprised only 1% of total funding. Proceeds from the ANB acquisition and deposit campaign in the first half of 2008 were used to pay down short-term borrowings. Late in 2008, we locked in some relatively favorable long-term funding. Long-term FHLB advances totaled $423 million at year-end 2008, a 25% increase from $338 million one year ago. Long-term FHLB advances accounted for only 9% of total funding.

The excess funds generated in the ANB acquisition and the deposit campaign placed our Company in an excess cash position throughout much of 2008. These two factors, combined with the rapid drop in short-term interest rates and the home equity campaign, resulted in a modest compression in our net interest margin in the first half of 2008. The margin rebounded in the second half of 2008 as the excess cash was methodically deployed. The margins in the fourth quarter of 2007 and 2008 were nearly equivalent. Our margin improvement in the second half of 2008 was in contrast to the margin compression demonstrated at many other financial institutions.

Our cash and equivalents increased $223 million, or 181%, between year-end 2007 and 2008. Our investment portfolio also increased by $85 million, or 11% between year-ends 2007 and 2008. Our investment portfolio is comprised of very liquid securities with favorable yields, significant unrealized gains, and a solid cash flow stream for liquidity purposes.

Our capital raising activities near the end of 2008 provided significant liquidity generation as well.

Banking Industry Capital Constraints

Industry Situation

Over the last 10 years, many small and mid-sized financial institutions issued trust preferred securities as their primary source for regulatory capital growth. Trust preferred securities are 30-year debentures that pay interest quarterly and are structured to qualify as capital for regulatory reporting purposes. Many companies used this source of capital to fund acquisitions and internal growth (primarily C&D and CRE loan growth at many financial institutions). The primary purchasers of these securities were pension funds, hedge funds, and structured investment vehicles.

Beginning in late 2007, these primary purchasers stopped buying the trust preferred securities given the deteriorating fundamentals in the financial services industry, a perceived lack of transparency at many financial institutions, and the need of the primary purchasers to shed assets. As these traditional purchasers abandoned the market, it became extremely difficult for any financial institution, except the very strongest, to issue trust preferred securities. Effectively, the supply of capital was cut off to the financial services industry.

Significant credit losses and asset write-downs in loan and investment portfolios caused a growing need within the industry in 2008 for more capital. So at a time when many companies most needed additional capital, very little capital, if any, was available. In many situations where common and preferred stock offerings were completed, issuing companies significantly diluted current common shareholders given the dramatic collapse in common stock prices of those companies.



We're Uniquely Positioned

As earnings plummeted, financial institutions cut or eliminated their quarterly dividends to conserve capital given the alternative of raising capital was no longer feasible or extremely dilutive to shareholders. Retail investors that depended on dividend income sold the shares of companies that cut their dividends as the investors went in search of more predictable dividend income sources. As a result of this dividend-related selling pressure, even more downward pressure was placed on the share prices of affected companies.

The financial services industry was clearly in a defensive mode in 2008. Many firms were vetting clients and assets in an effort to collapse their balance sheets and conserve capital. With traditional sources for capital effectively gone, companies found the cost to issue capital skyrocketed. The higher cost of capital, perceived risk of the industry, and limited transparency resulted in a continued downward spiral in stock prices for financial institutions.

Between August 1, 2007 and March 26, 2009, the average stock price of publicly traded financial institutions lost 69% of its value, as measured by the SNL Bank & Thrift Index. TARP participants experienced a 72% decline during this period and our peers dropped 38%. In contrast, our stock price was up 4% during this period and 3% for the year 2008. As shown in the chart below highlighting the change in stock prices for 2008 for various indexes, this was a particularly brutal year for the financial services industry.

Individual shareholders were bewildered as to why the value of their common stock evaporated and dividends were slashed or eliminated.

Change In Stock Price - Year Of 2008



Bank & Thrift Indexes
IBERIABANK Corporation
SNL Western Bank
SNL Southwest Bank
SNL Southeast Bank
SNL Small Cap Bank & Thrift
SNL Small Cap Bank
SNL New England Bank
SNL Midwest Bank
SNL Mid-Atlantic Bank
SNL Mid Cap Bank & Thrift
SNL Mid Cap Bank
SNL Micro Cap Bank & Thrift
SNL Micro Cap Bank
SNL Large Cap Bank & Thrift
SNL Large Cap Bank
SNL Bank TSX
SNL Bank Pink > $500M
SNL Bank Pink < $100M
SNL Bank Pink $100M-
SNL Bank Pink
SNL Bank NYSE
SNL Bank NASDAQ
SNL Bank and Thrift
SNL Bank AMSE
SNL Bank > $10B
SNL Bank < $500M
SNL Bank < $250M
SNL Bank $5B-$10B
SNL Bank $500M-$1B
SNL Bank $250M-$500M
SNL Bank $1B-$5B
SNL Bank
S&P Regional Banks
S&P Diversified Banks
S&P Commercial Banks
S&P Bank
NASDAQ Bank
KBW Bank
NASDAQ Bank
KBW Bank
+3%
-60%
-55%
-50%
-45%
-40%
-35%
-30%
-25%
-20%
-15%
-10%
-5%
0%
5%
% Change In Price (YE 2008 vs. YE 2007)

Source: SNL

How We Differ

> *Our Company has demonstrated a combination of excellent asset quality, a stable core funding base, and capital strength at a time when it was most coveted.*

On a number of fronts our organization is differentiated from the rest of the financial sector in 2008, one being our stock price performance. Our stock price exhibited a very different trend than much of the financial industry. While many industry indexes were down 30% to 35% in 2008, our stock price increased approximately 3% during 2008. We believe this trend differential was due to a number of factors.

First, we did not cut our dividends because we did not have the losses (either recognized or unrecognized) that other institutions experienced. Second, we carried no "toxic assets" in our investment portfolio that plagued other institutions. Third, many investors have given us feedback that we are very detailed and transparent in the reporting of our financial condition and operating results. This transparency continues to provide investors greater clarity of current and future prospects. Fourth, we believe we have favorable growth prospects and a sound business model while many other institutions have business models that are clearly broken. Finally, we made a significant investment over the last decade to visit and proactively reach out to the investment community. We are very relationship focused in all aspects of our business, including building strong relationships with our shareholders. These relationships are built on trust, understanding, and credibility. In difficult times such as the current environment, factors such as these are of paramount importance.

The relatively favorable performance of our common stock, our reputation in the investment community, the strength of our financial condition, and future opportunities for growth allowed us to issue and sell capital to investors during 2008 when other companies could not. We raised capital in four different forms during 2008. We issued $7 million in trust preferred securities in March, $25 million in subordinated debt that qualifies as bank capital in July, $90 million in preferred stock associated with the CPP of TARP in December, and common stock with net proceeds of $109 million 11 days later in December. The common stock offering was priced at $40.00 per share.

Our Company has demonstrated a combination of excellent asset quality, a stable core funding base, and capital strength at a time when it was most coveted. Given these factors and the many other strengths and characteristics of our Company, we occupied a very unique position within the industry in 2008.

We're Charging Forward With Great Momentum



Industry Consolidation And Bank Failures

Industry Situation

The financial services industry continues to experience unprecedented change almost daily. Large financial institutions wrestle with mounting losses, limited transparency, and insatiable appetite for capital to "plug the holes" in their balance sheets. Smaller financial institutions, including many of our peer institutions, have tremendous exposure to C&D lending and a reliance on evaporating wholesale funding. While capital infusions from the CPP TARP program may alleviate some of the near-term capital constraints these firms face, we believe there may be much greater pain that will need to be recognized.

As a result of these deeply rooted challenges, we expect consolidation of the financial services industry to accelerate considerably in the near-term. This consolidation will probably occur at all size levels in the industry and may take many different forms, such as FDIC bank failures, mergers, acquisitions, strategic alliances, and direct government intervention.

How We Differ

We expect to be a beneficiary of this consolidation process. We anticipate some unhealthy and irrational competitors may exit the markets they serve, and thus provide a return to more rational historical pricing dynamics. In 2008, we saw this process begin to occur in a number of our different businesses, including loan and deposit pricing and the exit of many marginal mortgage brokers and title insurance agents. We expect these trends to continue for a period of time into the future.

We avoided many of the asset quality and lending concentration concerns that plagued the industry and many of our peers. Our significant size, capital strength, and balance sheet composition placed us in an enviable position to participate in the consolidation process in a very positive manner.

There were very few failed banks in 2008, though the trending accelerated upward. We were one of the first acquirers of an FDIC-assisted bank acquisition in 2008 with our ANB Financial acquisition in May 2008. With that acquisition, we demonstrated our ability to successfully complete and assimilate an unhealthy bank in a high quality manner. We anticipate there may be many more FDIC-assisted failed bank opportunities over the next few years.

Given the state of the financial services industry, we expect many consolidation opportunities will require significant understanding and experience in the resolution of problem credits. We demonstrated our ability to address credit issues in a rapid and forthright manner on many occasions over the last decade, and most recently with actions taken in regard to the Pulaski residential builder portfolio.

The unique background, experience, and geographic scope of our leadership team provide significant support to future organic and acquisition expansion opportunities. Our team has considerable experience in many different southeastern U.S. markets and in many different lines of business. While our focus remains within our current operating footprint, our experience and people connections broaden our potential geographic horizons beyond that footprint. Given the geographic flexibility afforded by the OTS-charter at our Pulaski subsidiary, we have the ability to branch anywhere in the country in relatively short order. We remain thoughtful and conservative in this regard, but opportunistic as well.

With regard to expansion opportunities, we have stated many times that we believe it is important to have a "competitive advantage through people." Our market expansion efforts in New Orleans, Baton Rouge, Shreveport, and more recently in Memphis, Mobile, and Houston are clear examples of our successful recruiting of talent in the financial services industry and gaining high quality clients.

The world has changed, but our approach to business has not. Banking is a people business. We recognize the importance of recruiting and developing talent within our organization, as those individuals are our Company's connection to clients. Our business model is built on attracting and servicing the needs of high quality clients and delivering outstanding service to those clients. Client retention is earned over time, built on trust, and enhanced through a mutual relationship focus. Our success is achieved as a result of our people helping our clients to be successful. In a world of ever changing components and direction, we remain steadfast in our approach to provide unique solutions to meet our client's financial needs.

In stark contrast to many banks, we are proud of the healthy momentum gained in 2008, which we believe positions us well for future growth and expansion.

Financials 2008

Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to assist readers in understanding the consolidated financial condition and results of operations of IBERIABANK Corporation (the "Company") and its wholly owned subsidiaries, IBERIABANK, Pulaski Bank and Trust Company ("Pulaski Bank"), and Lenders Title Company ("LTC") as of December 31, 2007 and 2008 and for the years ended December 31, 2006 through 2008. This discussion should be read in conjunction with the audited consolidated financial statements, accompanying footnotes and supplemental financial data included herein.

The Company offers commercial and retail banking products and services to customers in locations in three states through IBERIABANK and Pulaski Bank. The Company also operates mortgage production offices in eight states through Pulaski Bank's subsidiary, Pulaski Mortgage Company ("PMC"), and offers a full line of title insurance and closing services throughout Arkansas and Louisiana through LTC and its subsidiaries.

EXECUTIVE OVERVIEW

The Company's results of operations and financial condition were significantly impacted by three events during 2008. Management undertook these strategic initiatives to position the Company for future growth through core earnings and provide additional capital to fund the Company's growing operations.

In May, through its subsidiary, Pulaski Bank, the Company entered into a Purchase and Assumption Agreement (the "Agreement") with the Federal Deposit Insurance Corporation ("FDIC"), as receiver of ANB Financial, N.A., Bentonville, Arkansas ("ANB"). The acquisition extended the Company's presence into Northwest Arkansas through the operation of eight former ANB offices. The ANB assets purchased include \$180.0 million in cash, including fed funds and deposits with the Federal Reserve, \$44.9 million in investment securities, loans secured by deposits of \$1.9 million, and other assets of \$13.1 million, primarily premises and equipment at the acquired branches. Pulaski Bank assumed \$189.7 million in insured deposits associated with this transaction. Pulaski Bank also assumed some liabilities, primarily accrued interest payable of \$0.5 million on deposits.

In December, the Company sold to the United States Department of the Treasury shares of the Company's preferred stock and a 10-year warrant to purchase up to 276,980 shares of the Company's common stock at an exercise price of \$48.74 per share, for \$90.0 million. The preferred stock and warrant were issued in association with the Capital Purchase Program ("CPP") under the Treasury Department's Troubled Asset Relief Program (commonly referred to as "TARP"). The preferred stock pays an annual dividend of 5.0% and qualifies as Tier 1 capital. The funds received from the issuance will significantly strengthen the Company's capital position, but has had and will have a dilutive effect on the Company's earnings per share until the additional capital is fully deployed and leveraged.

Also in December, the Company issued 2,875,000 shares of its common stock in a public offering at a public offering price of \$40.00 per share. The net proceeds of the offering to the Company increased common capital by approximately \$109.9 million. As with the CPP funds, the transaction had a dilutive effect on the Company's results of operations for the year ended December 31, 2008.

The Company's income available to common shareholders for 2008 totaled \$39.6 million, or \$3.04 per share on a diluted basis, a 4.2% decrease compared to the \$41.3 million earned for 2007. On a per share basis, this represents a 7.1% decrease from the \$3.27 per diluted share earned in 2007. The decrease in per share earnings is a result of the effect of the issuance of the preferred stock and additional common shares in December, as well as an increase in the Company's provision for loan losses during the year to cover probable loan losses. Key components of the Company's 2008 performance are summarized below.

- Total assets at December 31, 2008 were $5.6 billion, up $666.3 million, or 13.6%, from $4.9 billion at December 31, 2007. The increase is primarily the result of loan growth of $314.4 million and an increase in cash and cash equivalents of $222.8 million, primarily from the stock issuances in December.

- Total loans at December 31, 2008 were $3.7 billion, an increase of $314.4 million, or 9.2%, from $3.4 billion at December 31, 2007. The increase was driven primarily by growth in commercial loans, as the total commercial portfolio increased $294.2 million, or 14.7%. The Company continues to focus on growing the commercial loan portfolio.

- Total customer deposits increased $511.0 million, or 14.7%, from $3.5 billion at December 31, 2007 to $4.0 billion at December 31, 2008. The increase was primarily the result of the $189.7 million in deposits obtained in the ANB acquisition in May. Deposit growth was also affected by customer demand for a stable rate of return, as savings and money market funds and certificates of deposits both exhibited double-digit growth over 2007 end-of-period levels. Although deposit competition remained intense through much of 2008, the Company was able to generate strong growth across its many deposit products. Noninterest-bearing accounts increased $152.6 million, or 32.6%, during 2008, providing the Company a significant funding source for loan growth. As a result, the Company was able to pay down its short- and long-term advances from the Federal Home Loan Bank ("FHLB") and other funding sources.

- Shareholders' equity increased $236.1 million, or 47.4%, from $498.1 million at December 31, 2007 to $734.2 million at December 31, 2008. The increase is the result of the preferred shares issued, the additional common shares issued in December, and comprehensive income earned during the year.

- Net interest income for the year increased $14.1 million, or 11.4%, in 2008 versus 2007. This increase is largely attributable to a $598.0 million increase in average net earning assets. The corresponding net interest margin ratio on a tax-equivalent basis declined 10 basis points to 3.03% from 3.13% for the years ended December 31, 2008 and 2007, respectively, due to changes in the volume and mix of the Company's assets and liabilities and rate decreases driven by federal funds, Treasury, and other Company borrowing rate decreases during 2008. Most of the Company's variable rate loans and deposits are tied to these rates and thus the repricing of these assets and liabilities during 2008 decreased both average earning asset yield and interest-bearing liability rate.

- Noninterest income increased $15.3 million, or 20.0%, for 2008 as compared to 2007. The increase was primarily driven by growth of the Company's customer base through the ANB acquisition and organic growth at the IBERIABANK franchise. Service charges and ATM income increased $3.1 million and $1.9 million, respectively, in 2008 as a result of the expansion of the Company into Northwest Arkansas and organic growth in the Company's core markets. Noninterest income for 2008 also reflects an $8.6 million increase in gains on the sale of loans, primarily from Pulaski Bank's mortgage origination subsidiary, Pulaski Mortgage Company, and a gain recorded on the sale of a portion of the Company's credit card portfolio.

- Noninterest expense increased $21.1 million, or 15.1%, for 2008 as compared to 2007. The increase was attributed to higher salaries and employee benefits from the acquisitions, as well as increased occupancy, equipment, and other branch expenses resulting from the Company's expanded branch network.

- The Company recorded a provision for loan losses of $12.6 million during 2008, compared to a provision of $1.5 million in 2007. The provision was primarily the result of net charge-offs for 2008 of $10.0 million, or 0.28%, of average loans, compared to $1.9 million, or 0.06%, a year earlier. As of December 31, 2008, the allowance for loan losses as a percent of total loans was 1.09%, compared to 1.12% at December 31, 2007. The coverage of nonperforming loans by the allowance for loan losses was 1.3 times at the end of 2008, as compared to 1.0 times at December 31, 2007. While the vast majority of the Company's loan portfolio continues to perform well, the $28 million builder construction loan portfolio in Northwest Arkansas and Memphis continued to exhibit credit deterioration during 2008 as a result of slow housing conditions. However, the portfolio decreased $34 million during 2008, and accounts for less than 1% of the total loan portfolio of the Company.

- Despite the tough market conditions experienced during 2008, the Company paid cash dividends totaling $1.36 per common share, a 1.5% increase compared to 2007. The Company's dividend payout ratio also increased from 41.6% in 2007 to 47.0% in 2008.

The Company's focus is that of a high performing institution. Management believes that improvement in core earnings drives shareholder value and has adopted a mission statement that is designed to provide guidance for management, our associates and Board of Directors regarding the sense of purpose and direction of the Company. We are very shareholder and client focused, expect high performance from our associates, believe in a strong sense of community and strive to make the Company a great place to work.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

In preparing financial reports, management is required to apply significant judgment to various accounting, reporting and disclosure matters. Management must use assumptions and estimates to apply these principles where actual measurement is not possible or practical. The accounting principles and methods used by the Company conform with accounting principles generally accepted in the United States and general banking practices. Estimates and assumptions most significant to the Company relate primarily to the allowance for loan losses, valuation of goodwill, intangible assets and other purchase accounting adjustments and share-based compensation. These significant estimates and assumptions are summarized in the following discussion and are further analyzed in the footnotes to the consolidated financial statements.

Allowance for Loan Losses
The determination of the allowance for loan losses, which represents management's estimate of probable losses inherent in the Company's loan portfolio, involves a high degree of judgment and complexity. The Company's policy is to establish reserves for estimated losses on delinquent and other problem loans when it is determined that losses are expected to be incurred on such loans. Management's determination of the adequacy of the allowance is based on various factors, including an evaluation of the portfolio, past loss experience, current economic conditions, the volume and type of lending conducted by the Company, composition of the portfolio, the amount of the Company's classified assets, seasoning of the loan portfolio, the status of past due principal and interest payments, and other relevant factors. Changes in such estimates may have a significant impact on the financial statements. For further discussion of the allowance for loan losses, see the Asset Quality and Allowance for Loan Losses sections of this analysis and Note 1 and Note 4 to the Consolidated Financial Statements.

Valuation of Goodwill, Intangible Assets and Other Purchase Accounting Adjustments
The Company accounts for acquisitions in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, which requires the use of the purchase method of accounting. For purchase acquisitions, the Company is required to record the assets acquired, including identified intangible assets, and liabilities assumed, at their fair value, which in many instances involves estimates based on third party valuations, such as appraisals, or internal valuations based on discounted cash flow analyses or other valuation techniques. The determination of the useful lives of intangible assets is subjective as is the appropriate amortization period for such intangible assets. In addition, purchase acquisitions typically result in recording goodwill. The Company performs a goodwill valuation at least annually. Impairment testing of goodwill is a two step process that first compares the fair value of goodwill with its carrying amount, and second measures impairment loss by comparing the implied fair value of goodwill with the carrying amount of that goodwill. Based on management's goodwill impairment tests, there was no impairment of goodwill at October 1, 2008 or 2007, the date of the Company's annual impairment tests. For additional information on goodwill and intangible assets, see Note 1 and Note 7 to the Consolidated Financial Statements.

Share-based Compensation
The Company accounts for its stock options in accordance with SFAS No. 123(R), *Share-Based Payment.* SFAS No. 123(R) revises SFAS No. 123 and requires companies to expense the fair value of employee stock options and other forms of share-based compensation. The Company adopted SFAS No. 123(R) as of January 1, 2006.

Management utilizes the Black-Scholes option valuation model to estimate the fair value of stock options. The option valuation model requires the input of highly subjective assumptions, including expected stock price volatility and option life. These subjective input assumptions materially affect the fair value estimate.

For additional discussion of the Company's stock options plans, sees Notes 1 and 15 to the Consolidated Financial Statements.

ACQUISITION ACTIVITIES

The Company has been an active acquirer over the past six years. From 2003 through 2008, the Company completed the following acquisitions:

Prior Year Acquisitions

Acadiana Bancshares, Inc. - February 28, 2003

The Company completed its acquisition of Acadiana Bancshares, Inc., in exchange for 1,227,276 shares of the Company's common stock valued at $38.6 million and $9.8 million in cash. The transaction resulted in $24.1 million of goodwill, $4.0 million of core deposit intangibles and $0.3 million of other intangibles. At acquisition, Acadiana Bancshares had total assets of $303 million, including loans of $189 million, and deposits were $207 million.

Alliance Bank of Baton Rouge - February 29, 2004

The Company completed its acquisition of Alliance Bank of Baton Rouge in exchange for 359,106 shares of the Company's common stock valued at $15.5 million. The transaction resulted in $5.2 million of goodwill and $1.2 million of core deposit intangibles. At acquisition, Alliance had total assets of $72 million, including loans of $54 million, and deposits were $62 million.

American Horizons Bancorp, Inc. - January 31, 2005

The Company completed its acquisition of American Horizons Bancorp, Inc. in exchange for 990,435 shares of the Company's common stock valued at $47.7 million and $0.7 million in cash. The transaction resulted in $28.5 million of goodwill and $5.0 million of core deposit intangibles. At acquisition, American Horizons had total assets of $252 million, including loans of $202 million, and deposits were $193 million.

Pulaski Investment Corporation – January 31, 2007

The Company completed the acquisition of Pulaski Investment Corporation ("PIC"), the holding company for Pulaski Bank and Trust of Little Rock, Arkansas, extending the Company's presence into central Arkansas and other states through its mortgage subsidiary, Pulaski Mortgage Company ("PMC"). Pulaski shareholders received 1,133,064 shares of the Company's common stock and cash of $65.0 million as a result of the transaction. The transaction resulted in $92.4 million of goodwill, $5.6 million of core deposit intangibles and $5.3 million of title plant intangibles. At acquisition, total assets of PIC were $488.1 million, including loans of $367.6 million, and deposits were $422.6 million.

Pocahontas Bancorp, Inc. – February 1, 2007

The Company completed the acquisition of Pocahontas Bancorp, Inc. ("Pocahontas"), the holding company for First Community Bank of Jonesboro, Arkansas. The acquisition extended the Company's presence into Northeast Arkansas. Pocahontas shareholders received 1,287,793 shares of the Company's common stock as a result of the transaction. The transaction resulted in $42.0 million of goodwill and $7.0 million of core deposit intangibles. At acquisition, total assets of Pocahontas were $707.3 million, including loans of $409.9 million, and deposits were $582.4 million.

Pulaski Bank and FCB were merged on April 22, 2007. The combined financial institution is a federally chartered savings association headquartered in Little Rock, Arkansas and operates under the corporate title of "Pulaski Bank and Trust Company".

United Title of Louisiana, Inc. – April 2, 2007
The Company completed the acquisition of United Title of Louisiana, Inc. ("United"). United operates 7 offices in Louisiana and expanded the Company's title insurance business into Louisiana. United shareholders received $5.8 million of cash as a result of the transaction. United operates as a subsidiary of LTC. The transaction resulted in $4.0 million of goodwill and $1.5 million in title plant intangibles.

Current Year Acquisitions
Kingdom Capital Management, Inc.
The Company acquired Kingdom Capital Management, Inc. ("Kingdom Capital") on January 7, 2008. Kingdom Capital provides comprehensive fee-based private wealth management services in New Orleans, Louisiana for private banking clients, pension funds, corporations, and trusts. Upon acquisition, Kingdom Capital began doing business as IBERIABANK Asset Management, Inc. ("IAM"). The transaction had a total value of $0.7 million, with essentially all of the acquisition value paid recorded as goodwill.

American Abstract and Title Company
The Company acquired American Abstract and Title Company ("AAT") on March 2, 2008. AAT operates 2 offices in Arkansas and further expanded the title insurance footprint in Arkansas. The transaction had a total value of $5.0 million. Additional consideration may be paid should AAT meet certain revenue thresholds. The contingency period is 5 years and could result in maximum additional consideration of $0.5 million. Allocation of the purchase price resulted in goodwill of almost $5.0 million and other assets of slightly less than $0.1 million.

ANB Financial, N.A.
On May 9, 2008, Pulaski Bank entered into the agreement with the FDIC to become receiver of ANB. The acquisition extended the Company's presence into Northwest Arkansas through the operation of eight former ANB offices. Pulaski purchased ANB assets of approximately $239.9 million, primarily cash, while assuming $190.2 million in liabilities, including $189.7 million in insured deposits.

For more information on the Company's acquisitions, see Note 2 to the Consolidated Financial Statements.

FINANCIAL CONDITION

Earning Assets

Interest income associated with earning assets is the Company's primary source of income. Earning assets are composed of interest or dividend-earning assets, including loans, securities, short-term investments and loans held for sale. Earning assets averaged $4.7 billion during 2008, a $598.0 million, or 14.7%, increase compared to $4.1 billion during 2007. The increase is the result of loan growth and interest-bearing cash acquired from ANB and proceeds from stock issuances.

The year-end mix of earning assets shown in the following chart reflects the mix between investment securities and the major loan groups.


2008 Year-End Earning Assets
Mortgage Loans
10.9%
Investment Securities
& Stock
18.4%
Consumer Loans
18.5%
Other Earning Assets
5.2%
Commercial Loans
46.9%

Loans and Leases – The loan portfolio increased $314.4 million, or 9.2%, to $3.7 billion at December 31, 2008, compared to $3.4 billion at December 31, 2007. The Company experienced strong organic growth during 2008. The Company experienced growth in both the IBERIABANK ($279.4 million, or 10.7% growth) and Pulaski Bank ($34.9 million, or 4.3% growth) portfolios.

The Company's loan to deposit ratio at December 31, 2008 and December 31, 2007 was 93.7% and 98.4%, respectively. During 2008, total deposit growth from the combination of ANB acquired deposits and growth at IBERIABANK and Pulaski Bank outpaced loan growth. The deposits acquired provided the Company a relatively inexpensive source of funding loan growth.

The percentage of fixed rate loans to total loans decreased from 70% at the end of 2007 to 64% as of December 31, 2008. The following table sets forth the composition of the Company's loan portfolio as of December 31 for the years indicated.

TABLE 1 – LOAN PORTFOLIO COMPOSITION

(dollars in thousands)	December 31, 2008		2007		2006		2005		2004	
Commercial loans:										
Real estate	$ 1,522,965	41%	$ 1,369,882	40%	$ 750,051	34%	$ 545,868	29%	$ 419,427	25%
Business	775,625	21	634,495	18	461,048	21	376,966	19	307,614	19
Total commercial loans	2,298,590	62	2,004,377	58	1,211,099	55	922,834	48	727,041	44
Mortgage loans:										
Residential 1-4 family	498,740	13	515,912	15	431,585	19	430,111	22	387,079	23
Construction/Owner Occupied	36,693	1	60,558	2	45,285	2	30,611	2	33,031	2
Total mortgage loans	535,433	14	576,470	17	476,870	21	460,722	24	420,110	25
Loans to individuals:										
Indirect automobile	265,722	7	240,860	7	228,301	10	229,646	12	222,480	14
Home equity	501,036	13	424,716	12	233,885	10	230,363	12	213,533	13
Other	143,621	4	183,616	6	83,847	4	74,951	4	67,462	4
Total consumer loans	910,379	24	849,192	25	546,033	24	534,960	28	503,475	31
Total loans receivable	$ 3,744,402	100%	$ 3,430,039	100%	$ 2,234,002	100%	$1,918,516	100%	$ 1,650,626	100%

Commercial Loans. Commercial real estate and commercial business loans generally have shorter repayment periods and more frequent repricing opportunities than residential 1-4 family loans. Total commercial loans increased $294.2 million, or 14.7% during 2008. The Company's focus on growing its commercial loan portfolio continued in 2008 as commercial loans as a percentage of total loans increased from 58% at December 31, 2007 to 62% at December 31, 2008.

The Company has increased its investment in commercial real estate loans from $1.4 billion, or 40.0% of the total loan portfolio as of December 31, 2007, to $1.5 billion, or 40.7% of the total loan portfolio as of December 31, 2008. The Company's underwriting standards generally provide for loan terms of three to five years, with amortization schedules of no more than twenty years. Low loan-to-value ratios are maintained and usually limited to no more than 80%. In addition, the Company obtains personal guarantees of the principals as additional security for most commercial real estate loans.

As of December 31, 2008, the Company's commercial business loans amounted to $775.6 million, or 20.7% of the Company's total loan portfolio. This represents a $141.1 million, or 22.2% increase from December 31, 2007. The Company originates commercial business loans on a secured and, to a lesser extent, unsecured basis. The Company's commercial business loans may be structured as term loans or revolving lines of credit. Term loans are generally structured with terms of no more than three to five years, with amortization schedules of no more than seven years. The Company's commercial business term loans are generally secured by equipment, machinery or other corporate assets. The Company also provides for revolving lines of credit generally structured as advances upon perfected security interests in accounts receivable and inventory. Revolving lines of credit generally have an annual maturity. The Company obtains personal guarantees of the principals as additional security for most commercial business loans.

Mortgage Loans. Residential 1-4 family loans comprise most of the Company's mortgage loans. The vast majority of the Company's residential 1-4 family mortgage loan portfolio is secured by properties located in its market areas and originated under terms and documentation which permit their sale in the secondary market. Larger mortgage loans of private banking clients and prospects are generally retained to enhance relationships, and also due to the expected shorter durations and relatively lower servicing costs associated with loans of this size. The Company does not originate or hold high loan to value, negative amortization, option ARM, or other exotic mortgage loans in its portfolio.

The Company continues to sell the majority of conforming mortgage loan originations in the secondary market and recognize the associated fee income rather than assume the rate risk associated with these longer term assets. The

Company also releases the servicing of these loans upon sale. As a result, total residential mortgage loans decreased $41.0 million compared to December 31, 2007. At December 31, 2008, $425.6 million, or 79.5%, of the Company's residential 1-4 family mortgage and construction loans were fixed rate loans and $109.8 million, or 20.5%, were adjustable rate loans.

Mortgage Loans Held for Sale – Loans held for sale increased $5.8 million, or 10.1%, to $63.5 million at December 31, 2008 compared to $57.7 million at December 31, 2007. The increase in the balance over 2007 is a result of increased origination activity during the latter part of the fourth quarter of 2008. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties, and documentation deficiencies. During 2008, an insignificant number of loans were returned to the Company.

Consumer Loans. The Company offers consumer loans in order to provide a full range of retail financial services to its customers. The Company originates substantially all of such loans in its primary market area. At December 31, 2008, $910.4 million, or 24.3% of the Company's total loan portfolio was comprised of consumer loans, compared to $849.2 million, or 24.8% at the end of 2007. The $61.2 million increase in total consumer loans compared to December 31, 2007 was driven by home equity loan growth of $76.3 million, offset by decreases in the Company's credit card and personal loan portfolios. The Company's sale of $30.4 million in credit card receivables contributed to the $20.8 million decrease in the credit card portfolio.

Consistent with 2007, home equity loans comprised the largest component of the Company's consumer loan portfolio at December 31, 2008. The balance of home equity loans increased $76.3 million, or 18.0%, from $424.7 million at December 31, 2007 to $501.0 million at December 31, 2008.

Indirect automobile loans comprised the second largest component of the Company's consumer loan portfolio. Independent automobile dealerships originate these loans and forward applications to Company personnel for approval or denial. The Company relies on the dealerships, in part, for loan qualifying information. To that extent, there is risk inherent in indirect automobile loans associated with fraud or negligence by the automobile dealership. To limit this risk, an emphasis is placed on established dealerships that have demonstrated reputable behavior, both within the communities we serve and through long-term relationships with the Company. The balance of indirect automobile loans increased $24.9 million during 2008, from $240.9 million, or 7.0% of the Company's total loan portfolio, to $265.7 million, or 7.1% at December 31, 2007 and 2008, respectively, as the Company retained its focus on prime or low risk paper.

The remainder of the consumer loan portfolio at December 31, 2008 was composed of direct automobile loans, credit card loans and other consumer loans. The Company's direct automobile loans amounted to $28.5 million, or 0.8% of the Company's total loan portfolio. The Company's credit card loans totaled $38.0 million, or 1.0% of the Company's total loan portfolio at such date. The Company's other personal consumer loans amounted to $77.1 million, or 2.1% of the Company's total loan portfolio at December 31, 2008.

In January 2008, the Company sold $30.4 million in credit card loans, and recorded a gain of $6.9 million on the sale. The sale did not include credit card holders in the Company's current banking markets. The Company has not had, and does not anticipate, a significant change in its current national credit card market origination operations.

Loan Maturities. The following table sets forth the scheduled contractual maturities of the Company's loan portfolio at December 31, 2008, unadjusted for scheduled principal reductions, prepayments or repricing opportunities. Demand loans, loans having no stated schedule of repayments and no stated maturity and overdraft loans are reported as due in one year or less. The average life of a loan may be substantially less than the contractual terms because of prepayments. As a result, scheduled contractual amortization of loans is not reflective of the expected term of the Company's loan portfolio. Of the loans with maturities greater than one year, approximately 76% of the value of these loans bears a fixed rate of interest.

TABLE 2 – LOAN MATURITIES BY TYPE

(dollars in thousands)	One Year Or Less	One Through Five Years	After Five Years	Total
Commercial real estate	$ 464,432	$ 847,026	$ 211,507	$ 1,522,965
Commercial business	292,691	310,274	172,660	775,625
Mortgage	28,293	31,745	475,395	535,433
Consumer	226,611	290,546	393,222	910,379
Total	$ 1,012,027	$ 1,479,591	$ 1,252,784	$ 3,744,402

Asset Quality. Over time, the loan portfolio has transitioned to be more representative of a commercial bank. Accordingly, there is the potential for a higher level of return for investors, but also the potential for higher charge-off and nonperforming levels. In recognition of this, management has tightened underwriting guidelines and procedures, adopted more conservative loan charge-off and nonaccrual guidelines, rewritten the loan policy and developed an internal loan review function. As a result of management's enhancements to underwriting risk/return dynamics within the loan portfolio over time, the credit quality of the Company's assets has remained strong. Management believes that historically it has recognized and disclosed significant problem loans quickly and taken prompt action in addressing material weaknesses in those credits.

Written underwriting standards established by the Board of Directors and management govern the lending activities of the Company. The commercial credit department, in conjunction with senior lending personnel, underwrites all commercial business and commercial real estate loans. The Company provides centralized underwriting of all residential mortgage, construction and consumer loans. Established loan origination procedures require appropriate documentation including financial data and credit reports. For loans secured by real property, the Company generally requires property appraisals, title insurance or a title opinion, hazard insurance and flood insurance, where appropriate.

Loan payment performance is monitored and late charges are assessed on past due accounts. A centralized department collects delinquent loans. Every effort is made to minimize any potential loss, including instituting legal proceedings, as necessary. Commercial loans of the Company are periodically reviewed through a loan review process. All other loans are also subject to loan review through a periodic sampling process.

The Company utilizes an asset risk classification system in compliance with guidelines established by the Federal Reserve Board as part of its efforts to improve commercial asset quality. In connection with examinations of insured institutions, both federal and state examiners also have the authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: "substandard," "doubtful" and "loss." Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values. An asset classified as loss is not considered collectable and of such little value that continuance as an asset of the Company is not warranted. Commercial loans with adverse classifications are reviewed by the Loan Committee of the Board of Directors at least monthly. Loans are placed on nonaccrual status when, in the judgment of management, the probability of collection of interest is deemed to be insufficient to warrant further accrual. When a loan is placed on nonaccrual status, previously accrued but unpaid interest for the current year is deducted from interest income. Prior year interest is charged-off to the allowance for loan losses.

At December 31, 2008, the Company had $37.2 million of commercial assets classified as substandard, $0.4 million of assets classified as doubtful, and no assets classified as loss. At such date, the aggregate of the Company's classified assets amounted to 0.67% of total assets. At December 31, 2007, the aggregate of the Company's classified assets amounted to 0.98% of total assets. The decrease in the Company's classified assets is attributable to the compression in Pulaski Bank's construction-related portfolio in the Northwest Arkansas and Memphis markets. Pulaski Bank's classified assets accounted for $31.9 million, or 85.0% of the total classified assets at December 31, 2007.

Real estate acquired by the Company as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned ("OREO") until sold, and is carried at the balance of the loan at the time of acquisition or at estimated fair value less estimated costs to sell, whichever is less.

Under Generally Accepted Accounting Principles, the Company is required to account for certain loan modifications or restructurings as "troubled debt restructurings." In general, the modification or restructuring of a debt constitutes a troubled debt restructuring if the Company for economic or legal reasons related to the borrower's financial difficulties grants a concession to the borrower that the Company would not otherwise consider under current market conditions. Debt restructurings or loan modifications for a borrower do not necessarily constitute troubled debt restructurings, however, and troubled debt restructurings do not necessarily result in nonaccrual loans. The Company had no troubled debt restructurings as of December 31, 2008.

The following table sets forth the composition of the Company's nonperforming assets, including accruing loans past due 90 or more days, as of the dates indicated.

TABLE 3 – NONPERFORMING ASSETS AND TROUBLED DEBT RESTRUCTURINGS

	December 31,				
(dollars in thousands)	**2008**	**2007**	**2006**	**2005**	**2004**
Nonaccrual loans:					
Commercial, financial and agricultural	$ 21,433	$ 30,740	$ 745	$ 2,377	$ 1,936
Mortgage	2,423	2,098	353	384	735
Loans to individuals	3,969	3,268	1,603	2,012	1,784
Total nonaccrual loans	27,825	36,107	2,701	4,773	4,455
Accruing loans 90 days or more past due	2,481	2,655	310	1,003	1,209
Total nonperforming loans [1]	30,306	38,762	3,011	5,776	5,664
Foreclosed property	16,312	9,413	2,008	257	492
Total nonperforming assets [1]	46,618	48,175	5,019	6,033	6,156
Troubled debt restructurings	-	-	-	-	-
Total nonperforming assets and troubled debt restructurings [1]	$ 46,618	$ 48,175	$ 5,019	$ 6,033	$ 6,156
Nonperforming loans to total loans [1]	0.81%	1.13%	0.13%	0.30%	0.34%
Nonperforming assets to total assets [1]	0.83%	0.98%	0.16%	0.21%	0.25%
Nonperforming assets and troubled debt restructurings to total assets [1]	0.83%	0.98%	0.16%	0.21%	0.25%

[1] Nonperforming loans and assets include accruing loans 90 days or more past due.

Nonperforming loans, defined for these purposes as nonaccrual loans plus accruing loans past due 90 days or more, totaled $30.3 million and $38.8 million at December 31, 2008 and 2007, respectively. The decrease is a result of a decrease in nonaccrual loans, primarily at Pulaski Bank, as nonperforming assets were charged off or moved to OREO during 2008. OREO, which includes foreclosed property, amounted to $16.3 million and $9.4 million at December 31, 2008 and 2007, respectively. OREO increased $6.9 million as a result of the foreclosure of collateral securing loans at both IBERIABANK and Pulaski Bank. The increase is also a result of the transfer of idle Company property previously included in bank premises into OREO. Nonperforming assets, which consist of nonperforming loans plus foreclosed property, were $46.6 million, or 0.83% of total assets, at December 31, 2008, compared to $48.2 million, or 0.98%, of total assets at December 31, 2007.

The $8.3 million decrease in nonaccrual loans is a result of improvement in the acquired builder construction portfolio at Pulaski Bank. Total Pulaski Bank nonaccrual loans were $21.3 million at year-end, including $18.3 million in the commercial portfolio. Of the $18.3 million, $10.3 million, or 56.6%, relates to the builder construction portfolio. To address the increased credit uncertainty in the builder construction portfolio during 2007, the Company performed a detailed review of the $62 million portfolio and placed 32% on nonaccrual status before year-end. As a result of the review and continued monitoring, the Company believes it has addressed the additional risk in the portfolio during 2008, as the remaining portfolio continues to perform according to contractual terms. The portfolio has continued to compress as homes are sold, loans are paid down, and credits are moved to OREO. At the IBERIABANK franchise, total nonaccrual loans increased $2.9 million.

In addition to the problem loans described above, there were $24.4 million of loans classified special mention at December 31, 2008, which in management's opinion were subject to potential future rating downgrades. Subsequent to year-end 2008, one customer in this group filed bankruptcy and $7.1 million of loans were added to the nonaccrual category. The allowance for loan losses was adequate at December 31, 2008 to cover any probable losses associated with this customer. Special mention loans decreased $9.6 million, or 28.2%, from December 31, 2007. Loans rated as special mention totaled $13.4 million at IBERIABANK, or 0.46% of the total loan portfolio, at December 31, 2008. At Pulaski Bank, special mention loans totaled $11.0 million, or 1.31%, of the total Pulaski Bank loan portfolio.

Allowance for Loan Losses. Given the significant commercial loan growth experienced by the Company over the past six years, the Company refined its loan loss methodology during 2006 to further reflect the transition in the loan portfolio from a savings bank (i.e., mortgage/consumer loan focus) to a commercial bank (i.e., commercial loan focus). This refinement resulted in more reserves being assigned to the commercial segment of the loan portfolio and previously unallocated reserves being assigned to the portfolio segments.

The foundation of the allowance for the Company's commercial segment is the credit risk rating of each relationship within the portfolio. The credit risk of each borrower is assessed, and a risk grade is assigned. The portfolios are further segmented by facility or collateral ratings. The dual risk grade for each loan is determined by the relationship manager and other approving officers and changed from time to time to reflect an ongoing assessment of the risk. Grades are reviewed on specific loans by senior management and as part of the Company's internal loan review process. The commercial loan loss allowance is determined for all pass-rated borrowers based upon the borrower risk rating, the expected default probabilities of each rating category, and the outstanding loan balances by risk grade. For borrowers rated special mention or below, the higher of the migration analysis and Company established minimum reserve percentages apply. In addition, consideration is given to historical loss experience by internal risk rating, current economic conditions, industry performance trends, geographic or borrower concentrations within each portfolio segment, the current business strategy and credit process, loan underwriting criteria, loan workout procedures, and other pertinent information.

Reserves are determined for impaired commercial loans individually based on management's evaluation of the borrower's overall financial condition, resources, and payment record; the prospects for support from any financially responsible guarantors; and the realizable value of any collateral. Reserves are established for these loans based upon an estimate of probable losses for the individual loans deemed to be impaired. This estimate considers all available evidence including the present value of the expected future cash flows or the fair value of collateral less disposal costs. Impaired loans for which the Company has established for a specific reserve are excluded from the general reserve calculations described above to prevent duplicate reserves.

The allowance also consists of reserves for unimpaired loans that encompass qualitative economic factors and specific market risk components. The foundation for the general consumer allowance is a review of the loan portfolios and the performance of those portfolios. This review is accomplished by first segmenting the portfolio into homogenous pools. Residential mortgage loans, direct consumer loans, consumer home equity, indirect consumer loans, credit card, and the business banking portfolio are each considered separately. The historical performance of each of these pools is analyzed by examining the level of charge-offs over a specific period of time. The historical average charge-off level for each pool is updated at least quarterly.

In addition to this base analysis, the consumer portfolios are also analyzed for specific risks within each segment. The risk analysis considers the Company's current strategy for each segment, the maturity of each segment, expansion into new markets, the deployment of newly developed products and any other significant factors impacting that segment. Current regional and national economic factors are an important dimension of the assessment and impact each portfolio segment. The general economic factors are evaluated and adjusted quarterly.

Loan portfolios tied to acquisitions made during the year are incorporated into the Company's allowance process. If the acquisition has an impact on the level of exposure to a particular segment, industry or geographic market, this increase in exposure is factored into the allowance determination process. Generally, acquisitions have higher levels of risk of loss based on differences in credit culture and portfolio management practices. During 2007, the Company acquired $8.7 million in reserves and added an additional $5.9 million during 2007 to the Pulaski Bank allowance for loan losses as a result of declining asset quality and loan portfolio growth.

Acquired loans follow the reserve standard set in AICPA Statement of Position (SOP) 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer*. At acquisition, the Company reviews each loan to determine whether there is evidence of deterioration of credit quality since origination and if it is probable that the Company will be unable to collect all amounts due according to the loan's contractual terms. The Company considers expected prepayments and estimates the amount and timing of undiscounted expected principal, interest and other cash flows for each loan meeting the criteria above and determines the excess of the loan's scheduled contractual principal and contractual interest payments over all cash flows expected at acquisition as an amount that should not be accreted (nonaccretable difference). The remaining amount, representing the excess of the loan's or pool's cash flows expected to be collected over the amount paid, is accreted into interest income over the remaining life of the loan or pool (accretable yield). The Company records a discount on these loans at acquisition to record the loans at their realizable cash flow. As a result, acquired loans subject to SOP 03-3 are excluded from the calculation of loan loss reserves at the acquisition date.

Based on facts and circumstances available, management of the Company believes that the allowance for loan losses was adequate at December 31, 2008 to cover any probable losses in the Company's loan portfolio. However, future adjustments to the allowance may be necessary, and the Company's results of operations could be adversely affected if circumstances differ substantially from the assumptions used by management in determining the allowance for loan losses.

The following table presents the allocation of the allowance for loan losses and the percentage of the total amount of loans in each loan category listed as of the dates indicated.

TABLE 4 – ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	December 31,									
	2008		2007		2006		2005		2004	
	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans	Reserve %	% of Loans
Commercial, financial and agricultural	78%	62%	68%	58%	71%	55%	50%	48%	55%	44%
Real estate – mortgage	3	13	4	17	4	19	14	22	5	23
Real estate – construction	-	1	7	1	-	2	1	2	-	2
Loans to individuals	19	24	21	24	25	24	28	28	30	31
Unallocated	-	-	-		-	-	7	-	10	-
Total allowance for loan losses	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

The allowance for loan losses amounted to $40.9 million, or 1.09% and 134.9% of total loans and total nonperforming loans, respectively, at December 31, 2008 compared to 1.12% and 98.8%, respectively, at December 31, 2007. The 3 basis point decrease in allowance coverage of total loans is attributable to movement of problem credits out of the loan portfolio and into OREO during 2008. The increase in the coverage of nonperforming loans is a result of the improvement in the Pulaski Bank residential builder portfolio, as well as general decreases in nonaccrual loan levels for most portfolios at both IBERIABANK and Pulaski Bank.

Additional information on the allowance process is provided in Note 1 to the Consolidated Financial Statements.

Net charge-offs for 2008 were $10.0 million, or 0.28% of total average loans, up from $1.9 million, or 0.06%, in 2007. The increase in net charge-offs is a result of the increase in the size of the loan portfolio and credit quality, specifically at Pulaski Bank. Net charge-off percentage for the Pulaski Bank portfolio was 0.99% in 2008. Pulaski chargeoffs totaled $8.0 million and were negatively impacted by a customer fraud committed and discovered in December 2008.

Based on the facts that came to light in late December 2008 and into the first two weeks of 2009, the Company determined that certain loans to an Arkansas client that were believed to be secured by marketable securities and real estate were subject to fraud and that resources to repay a significant part of the credit relationship were now questionable. Due to the fact that the fraudulent activity occurred prior to year-end 2008, the Company charged-off $3.6 million in association with these credits in the fourth quarter. The Company believes this fraud was an isolated event and is not indicative of any broader loan portfolio concerns, nor is it indicative of a weakness in underwriting standards. Excluding this isolated chargeoff, total chargeoffs for Pulaski Bank would have been $4.5 million, or 0.55%, of total Pulaski loans.

The following table sets forth the activity in the Company's allowance for loan losses during the periods indicated.

TABLE 5 – SUMMARY OF ACTIVITY IN THE ALLOWANCE FOR LOAN LOSSES

	Year Ended December 31,				
(dollars in thousands)	**2008**	**2007**	**2006**	**2005**	**2004**
Allowance at beginning of period	$ 38,285	$ 29,922	$ 38,082	$ 20,116	$ 18,230
Addition due to purchase transaction	-	8,746	-	4,893	587
Adjustment for loans transferred to held for sale	-	-	-	(350)	-
Provision charged (reversed) to operations	12,568	1,525	(7,803)	17,069	4,041
Charge-offs:					
Commercial, financial and agricultural	7,696	956	336	1,432	986
Mortgage	128	56	97	471	91
Loans to individuals	5,057	3,694	2,188	3,638	3,035
Total charge-offs	12,881	4,706	2,621	5,541	4,112
Recoveries:					
Commercial, financial and agricultural	1,164	1,118	539	539	272
Mortgage	56	84	36	3	1
Loans to individuals	1,680	1,597	1,689	1,353	1,097
Total recoveries	2,900	2,799	2,264	1,895	1,370
Net charge-offs	9,981	1,907	357	3,646	2,742
Allowance at end of period	$ 40,872	$ 38,285	$ 29,922	$ 38,082	$ 20,116
Allowance for loan losses to nonperforming assets (1)	87.7%	79.5%	596.2%	631.2%	326.8%
Allowance for loan losses to total loans at end of period	1.09%	1.12%	1.34%	1.98%	1.22%
Net charge-offs to average loans	0.28%	0.06%	0.02%	0.20%	0.18%

(1) Nonperforming assets include accruing loans 90 days or more past due.

Investment Securities – The following table shows the carrying values of securities by category as of the dates indicated.

TABLE 6 – CARRYING VALUE OF SECURITIES

	December 31,									
(dollars in thousands)	**2008**		**2007**		**2006**		**2005**		**2004**	
Securities available for sale:										
U.S. Government-sponsored enterprise obligations	$ 76,617	9%	$ 65,174	8%	$ 169,805	29%	$ 97,443	17%	$ 53,236	9%
Obligations of state and political subdivisions	44,681	5	44,769	6	40,654	7	39,731	7	48,379	9
Mortgage backed securities	706,472	79	634,466	79	348,373	60	406,321	71	425,318	75
Other securities	973	-	974	-	-	-	-	-	-	-
Total securities available for sale	828,743	93	745,383	93	558,832	96	543,495	95	526,933	93
Securities held to maturity:										
U.S. Government-sponsored enterprise obligations	5,031	1	8,050	1	8,063	1	8,075	2	13,088	2
Obligations of state and political subdivisions	52,745	6	47,648	6	9,038	2	13,285	2	14,053	3
Mortgage backed securities	2,957	-	3,796	-	5,419	1	7,727	1	12,881	2
Total securities held to maturity	60,733	7	59,494	7	22,520	4	29,087	5	40,022	7
Total securities	$ 889,476	100%	$ 804,877	100%	$ 581,352	100%	$ 572,582	100%	$ 566,955	100%

All of the Company's mortgage-backed securities are agency securities. The Company does not hold any Fannie Mae or Freddie Mac preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, structured investment vehicles, private label collateralized mortgage obligations, sub-prime, Alt-A, or second lien elements in its investment portfolio.

Investment securities increased by an aggregate of $84.6 million, or 10.5%, from $804.9 million at December 31, 2007 to $889.5 million at December 31, 2008. The increase was due to the acquisition of $44.9 million in securities from ANB, as well as purchases of investment securities of $429.1 million, which was offset by $338.2 million from maturities, prepayments and calls, and $59.9 million from sales of investment securities. Carrying value was also positively impacted by an increase of $10.9 million in the market value of available for sale investment securities.

During 2007, the carrying value was also affected by a $0.3 million write-down of a security management deemed to be other than temporarily impaired. The write-down was associated with the loss of the credit enhancement provided by a monoline insurer of a municipal revenue bond held by the Company. No other declines in fair value were deemed other-than-temporary. During 2008, there were no other-than-temporary impairment charges recorded on the Company's investment portfolio. At December 31, 2008, the Company's investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages.

Funds generated as a result of sales and prepayments are used to fund loan growth and purchase other securities. The Company continues to monitor market conditions and take advantage of market opportunities with appropriate rate and risk return elements. Note 3 of the Consolidated Financial Statements provides further information on the Company's investment securities.

Short-term Investments – Short-term investments result from excess funds that fluctuate daily depending on the funding needs of the Company and are currently invested overnight in an interest-bearing deposit account at the FHLB of Dallas, the total balance of which earns interest at the current FHLB discount rate. The balance in interest-bearing deposits at other institutions increased $156.3 million, or 523.8%, from $29.8 million at December 31, 2007 to $186.1 million at December 31, 2008. The average rate on these funds during 2008 was 2.01%, compared to 6.45% during 2007.

Other Assets – The following table details the changes in other asset balances at the dates indicated.

TABLE 7 – OTHER ASSETS COMPOSITION

	December 31,				
(dollars in thousands)	**2008**	**2007**	**2006**	**2005**	**2004**
Cash and cash equivalents [(1)]	$ 345,865	$ 123,105	$ 84,905	$ 126,800	$ 53,265
Premises and equipment	131,404	122,452	71,007	55,010	39,557
Bank-owned life insurance	67,921	64,955	46,705	44,620	37,640
Goodwill	236,761	231,177	92,779	93,167	64,732
Core deposit intangibles	16,193	16,736	6,291	7,409	3,577
Title plant intangibles	6,729	6,714	-	-	-
Accrued interest receivable	19,633	22,842	15,514	14,145	10,072
FHLB and FRB stock	29,673	37,998	22,378	20,272	23,855
Other	72,538	36,653	23,752	27,639	10,329
Total	$ 926,717	$ 662,632	$363,331	$ 389,062	$ 243,027

(1) Cash and cash equivalents include short-term investments noted previously.

The $222.8 million increase in cash is primarily the result of $109.9 million in proceeds received from the issuance of 2.9 million shares of common stock and $90.0 million in proceeds received from the issuance of preferred stock as part of the CPP program with the Department of the United States Treasury. Both share issuances were completed in December 2008.

The $9.0 million increase in premises and equipment is primarily the result of the addition of land, building and equipment associated with the acquisitions. The Company acquired $12.9 million in premises and equipment from the entities acquired in 2008.

The $3.0 million increase in bank-owned life insurance is a result of additional policy purchases during 2008, as well as earnings on the policies throughout the year.

The $5.6 million increase in goodwill is due to the acquisitions of AAT and IAM during 2008. Goodwill recorded for AAT totaled $5.0 million, while goodwill from the IAM acquisition was $0.6 million. Core deposit intangible assets increased $1.9 million as a result of the acquisition of ANB. The additional core deposit assets were offset by amortization of the existing assets of $2.4 million.

The decrease in accrued interest receivable of $3.2 million is primarily attributable to a decrease in interest yields during 2008, as the majority of the Company's variable rate loans and other earning assets are tied to current market rates, which have declined dramatically during the year. The average yield earned on earning assets during December 2008 was 5.23%, a decrease of 125 basis points from the yield in December 2007 of 6.48%. The decrease in yield was offset by an increase in average earnings assets of 13.2%.

The decrease in FHLB and FRB stock of $8.3 million is primarily attributable to the automatic repurchase of FHLB stock at IBERIABANK during the second quarter. The repurchase is mandatory for eligible stock based on FHLB regulations.

Other assets increased $35.9 million during 2008, primarily as a result of three factors. The Company had fed funds sold of $9.9 million at December 31, 2008, whereas there were no funds sold at December 31, 2007. In addition, OREO balances increased $6.9 million from the previous year-end as Pulaski Bank continued the movement of builder construction loans from nonperforming assets to OREO. The increase was also the result of continued foreclosure of collateral securing loans at IBERIABANK and Pulaski Bank. Finally, the increase can be attributed to increased derivative activity during 2008. The Company has derivatives with a market value of $20.6 million included in other assets at December 31, 2008, an increase of $15.9 million from 2007. As a result of the swap market during the fourth quarter of 2008, the Company was able to lock in low fixed rate funding costs by completing $70 million in notional amount of long term interest rate swaps. The swaps convert $70 million of the Company's trust preferred securities from variable-rate debt to a fixed rate for nearly the full duration of the securities.

Funding Sources

Deposits obtained from clients in its primary market areas are the Company's principal source of funds for use in lending and other business purposes. The Company attracts local deposit accounts by offering a wide variety of accounts, competitive interest rates and convenient branch office locations and service hours. Increasing core deposits through the development of client relationships is a continuing focus of the Company. Borrowings have become an increasingly important funding source as the Company has grown. Other funding sources include short-term and long-term borrowings, subordinated debt and shareholders' equity. The following discussion highlights the major changes in the mix of deposits and other funding sources during 2008.

Deposits – The Company's ability to attract and retain customer deposits is critical to the Company's continued success. Despite continued difficulty in raising deposits based on current market rates, deposit growth was $511.0 million during the year. Of that total, $189.7 million, or 37.1%, was due to the ANB acquisition, and $321.3 million was organic growth at both IBERIABANK and Pulaski Bank.

IBERIABANK growth totaled $340.1 million, or 13.6%, which includes significant growth in noninterest deposits ($99.1 million, or 27.1%) and savings and money market accounts ($157.1 million, or 26.3%). These increases were offset by a decrease of 4.4% in NOW accounts.

Excluding acquired deposits, Pulaski Bank's deposits decreased $18.8 million. The decrease can be attributed to normal customer attrition at the former ANB branches after acquisition. Deposit balances in the former ANB branches, currently part of Pulaski Bank, were $102.3 million at December 31, 2007. Overall, Pulaski Bank's increases in deposit products mirrored those at IBERIABANK, as noninterest bearing accounts increased $52.5 million, or 50.7%, and savings and money market accounts increased $30.8 million, or 18.3%.

During 2008, total noninterest-bearing checking accounts increased $152.6 million, or 32.6%, and interest-bearing accounts increased $358.4 million, or 11.9%. At December 31, 2008, $620.6 million, or 15.5%, of the Company's total deposits were noninterest-bearing, compared to $468.0 million, or 13.4%, at December 31, 2007.

The following table sets forth the composition of the Company's deposits at the dates indicated.

TABLE 8 – DEPOSIT COMPOSITION

	December 31,									
(dollars in thousands)	**2008**		**2007**		**2006**		**2005**		**2004**	
Noninterest-bearing DDA	$ 620,637	16 %	$ 468,001	13 %	$ 399,080	15 %	$ 350,065	15 %	$ 218,859	12%
NOW accounts	821,649	20	828,099	24	628,541	26	575,379	26	532,584	30
Savings and money market	954,408	24	766,429	22	588,202	24	554,731	25	393,772	22
Certificates of deposit	1,599,122	40	1,422,299	41	850,878	35	762,781	34	628,274	36
Total deposits	$3,995,816	100%	$3,484,828	100%	$2,466,701	100%	$2,242,956	100%	$1,773,489	100%

The increase in noninterest bearing deposits is a result of new deposits gathered during the Company's deposit campaign.

Total certificates of deposit increased $176.8 million, or 12.4%, during the year. Certificates of deposit $100,000 and over increased $45.7 million, or 7.1%, from $639.9 million at December 31, 2007 to $685.6 million at December 31, 2008. The following table details large-denomination certificates of deposit by remaining maturities.

TABLE 9 – REMAINING MATURITY OF CDS $100,000 AND OVER

	December 31,		
(dollars in thousands)	2008	2007	2006
3 months or less	$ 216,704	$ 186,548	$ 103,205
Over 3 - 12 months	290,452	348,161	204,131
Over 12 - 36 months	134,396	87,618	56,069
More than 36 months	44,087	17,607	11,370
Total	$ 685,639	$ 639,934	$ 374,775

Additional information regarding deposits is provided in Note 8 of the Consolidated Financial Statements.

Borrowings and Debt – The Company may obtain advances from the FHLB of Dallas based upon the common stock it owns in the FHLB of Dallas and certain of its real estate loans and investment securities, provided certain standards related to the Company's creditworthiness have been met. These advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. The level of short-term borrowings can fluctuate significantly on a daily basis depending on funding needs and the source of funds chosen to satisfy those needs.

Total short-term borrowings decreased $227.9 million, or 52.3%, to $208.2 million at December 31, 2008 compared to $436.1 million at December 31, 2007. The reduction in borrowings was a result of three primary factors. The Company was successful in increasing deposits during 2008 and thus was able to use deposits to fund loan originations during the period. In addition, in order to take advantage of lower cost long-term funding, the Company lengthened its liability structure by borrowing long-term funds to lock in more favorable long-term funding rates. Finally, the proceeds from the Company's common stock and preferred stock issuances in December 2008 mitigated the need for funding sources of cash usually provided by short-term borrowings.

The Company's short-term borrowings at December 31, 2008 were comprised of $58.0 million of advances from the FHLB of Dallas and $150.2 million of securities sold under agreements to repurchase.

At December 31, 2008, the Company was not in compliance with one of the financial covenants on its $25.0 million line of credit with a correspondent bank. The Company's quarterly return on average assets, calculated at 0.62% and defined for purposes of the agreement as the Company's net income as a percentage of average total assets, did not meet the minimum ratio of 0.85% specified in the agreement. Non-compliance with the financial covenants could terminate the agreement, thereby making any advances plus accrued interest and fees, payable immediately. Although there were no outstanding advances at December 31, 2008, the Company obtained a written waiver of this default for the quarter ended December 31, 2008.

The average amount of short-term borrowings in 2008 was $205.1 million, compared to $357.7 million in 2007. The weighted average rate on short-term borrowings was 2.14% at December 31, 2008, compared to 4.39% at December 31, 2007. For additional information regarding short-term borrowings, see Note 9 of the Consolidated Financial Statements.

The Company's long-term borrowings increased $110.9 million, or 24.2%, to $568.5 million at December 31, 2008, compared to $457.6 million at December 31, 2007. The increase in borrowings from December 31, 2007 is a result of three actions during the first half of the year. First, the Company executed its strategy to lengthen the terms of FHLB advances to take advantage of a lower interest rate environment. The Company's long-term advances increased $85.7 million during 2008. In addition, the Company issued an additional $7.0 million in trust preferred securities. The trust preferred securities were issued at 350 basis points above LIBOR. Finally, in the third quarter, IBERIABANK issued and sold $25.0 million of subordinated capital notes to a correspondent bank. The increases were offset by the $6.7 million paydown of the Company's advances from a correspondent bank. Subsequent to December 31, 2008, the Company used a portion of the proceeds from its recent stock issuances to payoff the remaining correspondent bank advance, $8.3 million plus accrued interest of $0.1 million.

The majority of the Company's long-term borrowings, $378.2 million, were comprised of fixed-rate advances from the FHLB of Dallas which cannot be paid off without incurring substantial prepayment penalties. Remaining FHLB advances of $45.0 million consist of variable rate advances based on three-month LIBOR.

The Company's remaining debt of $145.2 million consists of $111.9 million of junior subordinated deferrable interest debentures of the Company, $8.3 million in correspondent bank advances, and the $25.0 million subordinated capital note to the correspondent bank. The debentures are issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts and qualify as Tier 1 Capital for regulatory purposes. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During any deferral period, the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. During 2008, the Company issued an additional $7.0 million in trust preferred securities. The securities are redeemable by the Company in whole or in part after five years, or earlier under certain circumstances.

The following table summarizes each outstanding issue of junior subordinated debt. For additional information, see Note 10 of the Consolidated Financial Statements.

TABLE 10 – JUNIOR SUBORDINATED DEBT COMPOSITION

(dollars in thousands)

Date Issued	Term	Callable After[4]	Interest Rate[5]	Amount
Correspondent bank note				
July 2008	7 years	-	LIBOR plus 3.000%	$25,000
Junior subordinated debt				
March 2000[1]	30 years	-	10.875%	$ 7,841
March 2001[2]	30 years	-	10.180%	8,224
November 2002	30 years	5 years	LIBOR plus 3.250%	10,310
June 2003	30 years	5 years	LIBOR plus 3.150%	10,310
March 2003 [3]	30 years	5 years	LIBOR plus 3.150%	6,186
September 2004	30 years	5 years	LIBOR plus 2.000%	10,310
October 2006	30 years	5 years	LIBOR plus 1.600%	15,464
June 2007	30 years	5 years	LIBOR plus 1.435%	10,310
November 2007	30 years	5 years	LIBOR plus 2.640%	25,775
March 2008	30 years	5 years	LIBOR plus 3.500%	7,217
Balance, December 31, 2008				$ 136,947

(1) Obtained via the PIC acquisition
(2) Obtained via the Pocahontas acquisition
(3) Obtained via the American Horizons acquisition.
(4) Subject to regulatory requirements.
(5) The interest rate on the Company's junior subordinated debt, excluding the debt acquired in the PIC and Pocahontas acquisitions, is indexed to LIBOR and is based on the 3-month LIBOR rate. At December 31, 2008, the 3-month LIBOR rate was 1.425%.

Shareholders' Equity – Shareholders' equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 2008, shareholders' equity totaled $734.2 million, an increase of $236.1 million, or 47.4%, compared to $498.1 million at December 31, 2007. The following table details the changes in shareholders' equity during 2008.

TABLE 11 – CHANGES IN SHAREHOLDERS' EQUITY

(dollars in thousands)	Amount
Balance, December 31, 2007	$ 498,059
Balance adjustment 2007 – Split dollar life insurance	(71)
Adjusted balance, December 31, 2007	497,988
Common stock issued	109,855
Preferred stock issued and warrants	90,000
Net income	39,912
Consolidation of joint venture	10
Sale of treasury stock for stock options exercised	3,707
Cash dividends declared- common stock	(18,619)
Cash dividends declared- preferred stock and accretion	(320)
Increase in other comprehensive income	6,569
Share-based compensation cost	5,106
Balance, December 31, 2008	$ 734,208

In April 2007, the Board of Directors of the Company authorized a share repurchase program authorizing the repurchase of up to 300,000 shares of the Company's outstanding common stock, or approximately 1.9% of total shares outstanding. As of December 31, 2008, the Company had 149,029 shares remaining for repurchase under the plan.

Stock repurchases generally are affected through open market purchases, and may be made through unsolicited negotiated transactions. During 2008, the Company did not repurchase any shares of its common stock.

RESULTS OF OPERATIONS

The Company reported income available to common shareholders of $39.6 million, $41.3 million and $35.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. Earnings per share ("EPS") on a diluted basis were $3.04 for 2008, $3.27 for 2007 and $3.57 for 2006. During 2008, interest income increased $1.6 million, interest expense decreased $12.5 million, the provision for loan losses increased $11.0 million, noninterest income increased $15.3 million, noninterest expense increased $21.1 million and income tax expense decreased $1.3 million. Cash earnings, defined as net income before the net of tax amortization of acquisition intangibles, amounted to $41.5 million, $42.7 million and $36.4 million for the years ended December 31, 2008, 2007 and 2006, respectively. Included in operating results are the results of operations of IAM, AAT, and ANB from the acquisition dates of January 7, 2008, March 3, 2008, and May 9, 2008, respectively.

Net Interest Income – Net interest income is the difference between interest realized on earning assets and interest paid on interest-bearing liabilities and is also the driver of core earnings. As such, it is subject to constant scrutiny by management. The rate of return and relative risk associated with earning assets are weighed to determine the appropriateness and mix of earning assets. Additionally, the need for lower cost funding sources is weighed against relationships with clients and future growth requirements. The Company's average interest rate spread, which is the difference between the yields earned on earning assets and the rates paid on interest-bearing liabilities, was 2.67%, 2.73% and 2.99% during the years ended December 31, 2008, 2007 and 2006, respectively. The Company's net interest margin on a taxable equivalent (TE) basis, which is net interest income (TE) as a percentage of average earning assets, was 3.03%, 3.13% and 3.42% during the years ended December 31, 2008, 2007 and 2006, respectively.

Net interest income increased $14.1 million, or 11.4%, in 2008 to $137.6 million compared to $123.5 million in 2007. This increase was due to a $1.6 million, or 0.6%, increase in interest income, along with a $12.5 million, or 9.0%, decrease in interest expense. The improvement in net interest income was the result of increased volume, but was tempered by a compression in net interest spread and margin ratios. Rate compression was driven in part by the decrease in short-term interest rates during the year and the associated repricing of the Company's assets.

In 2007, net interest income increased $32.0 million, or 35.0%, to $123.5 million compared to $91.5 million in 2006. This increase was due to a $97.0 million, or 58.7%, increase in interest income, which was partially offset by a $65.0 million, or 88.1%, increase in interest expense. The improvement in net interest income was the result of increased volume due to IBERIABANK growth and the Arkansas (PIC and Pocahontas) acquisitions, as well as an improved mix of earning assets and deposits. Although earnings improved through increased net interest income, the related net interest spread and margin ratios compressed, driven in part by a rise in short-term interest rates during the year, which affected the repricing of the Company's assets and liabilities, and in part due to the effect of the PIC and Pocahontas acquisitions.

In order to modify its sensitivity to interest rate volatility through rate repricing, the Company has executed interest rate swap transactions, which are a form of derivative financial instruments, to modify its net interest sensitivity to levels deemed to be appropriate. Through these derivatives, the Company manages interest rate risk by hedging with an interest rate swap contract designed to pay fixed and receive floating interest.

Average loans made up 75.9% of average earning assets as of December 31, 2008 as compared to 76.6% at December 31, 2007. Average loans increased $422.8 million, or 13.6%, in 2008. The increase in average loans was funded by increased customer deposits and other borrowings. Average investment securities made up 18.8% of average earning assets at December 31, 2008 compared to 19.9% at December 31, 2007. Average interest-bearing deposits made up 81.6% of average interest-bearing liabilities at December 31, 2008 compared to 80.5% at December 31, 2007. Average short- and long-term borrowings made up 5.0% and 13.5% of average interest-bearing liabilities at December 31, 2008, respectively, compared to 9.8% and 9.6% at December 31, 2007. Tables 12 and 13 further display the changes in net interest income.

The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) net interest spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods. Investment security market value adjustments and trade-date accounting adjustments are not considered to be earning assets and, as such, the net effect is included in nonearning assets. Tax equivalent (TE) yields are calculated using a marginal tax rate of 35%.

TABLE 12 – AVERAGE BALANCES, NET INTEREST INCOME AND INTEREST YIELDS / RATES

	Years Ended December 31,								
(dollars in thousands)	2008			2007			2006		
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Earning assets:									
Loans receivable:									
Mortgage loans	$ 554,943	$ 32,633	5.88%	$ 565,232	$ 33,164	5.87%	$ 485,642	$ 27,011	5.56%
Commercial loans (TE)	2,113,145	119,234	5.68	1,760,012	119,994	6.88	1,034,492	67,347	6.65
Consumer and other loans	867,715	61,787	7.12	787,748	60,081	7.63	534,475	38,413	7.19
Total loans	3,535,803	213,654	6.07	3,112,992	213,239	6.88	2,054,609	132,771	6.53
Loans held for sale	59,551	3,471	5.83	71,180	4,440	6.24	15,246	992	6.51
Investment securities (TE)	876,380	42,404	5.08	809,884	40,537	5.25	633,270	28,954	4.75
Other earning assets	188,694	4,298	2.28	68,357	4,030	5.89	53,268	2,575	4.83
Total earning assets	4,660,428	263,827	5.72	4,062,413	262,246	6.53	2,756,393	165,292	6.09
Allowance for loan losses	(39,138)			(36,752)			(36,570)		
Nonearning assets	585,074			547,828			275,821		
Total assets	$5,206,364			$4,573,489			$2,995,644		
Interest-bearing liabilities:									
Deposits:									
NOW accounts	$ 817,708	$ 12,131	1.48%	$ 816,376	$ 20,785	2.55%	$ 623,211	$ 15,427	2.48%
Savings and money market accounts	937,026	19,957	2.13	764,275	20,837	2.73	589,137	12,075	2.05
Certificates of deposit	1,604,973	64,288	4.01	1,344,446	62,675	4.66	803,154	30,614	3.81
Total interest-bearing deposits	3,359,707	96,376	2.87	2,925,097	104,297	3.57	2,015,502	58,116	2.88
Short-term borrowings	205,120	4,458	2.14	357,743	15,938	4.39	116,165	3,911	3.32
Long-term debt	554,288	25,349	4.50	349,898	18,492	5.21	241,315	11,743	4.77
Total interest-bearing liabilities	4,119,115	126,183	3.05	3,632,738	138,727	3.81	2,372,982	73,770	3.10
Noninterest-bearing demand deposits	509,769			439,296			335,518		
Noninterest-bearing liabilities	49,314			35,666			21,082		
Total liabilities	4,678,198			4,107,700			2,729,582		
Shareholders' equity	528,166			465,789			266,062		
Total liabilities and shareholders' equity	$5,206,364			$4,573,489			$2,995,644		
Net earning assets	$ 541,313			$ 429,675			$ 383,411		
Net interest spread		$ 137,644	2.67%		$ 123,519	2.73%		$ 91,522	3.00%
Net interest income (TE) / Net interest margin (TE)		$ 142,546	3.03%		$ 128,265	3.13%		$ 95,066	3.43%

The following table displays the dollar amount of changes in interest income and interest expense for major components of earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in average volume between periods times the average yield/rate for the two periods), (ii) changes attributable to rate (changes in average rate between periods times the average volume for the two periods), and (iii) total increase (decrease).

TABLE 13 – SUMMARY OF CHANGES IN NET INTEREST INCOME

	2008 / 2007 Change Attributable To			2007 / 2006 Change Attributable To		
(dollars in thousands)	Volume	Rate	Total Increase (Decrease)	Volume	Rate	Total Increase (Decrease)
Earning assets:						
Loans receivable:						
Mortgage loans	$ (605)	$ 74	$ (531)	$ 4,549	$ 1,604	$ 6,153
Commercial loans (TE)	22,463	(23,223)	(760)	48,143	4,503	52,646
Consumer and other loans	5,435	(3,730)	1,705	21,193	475	21,668
Loans held for sale	(692)	(278)	(970)	3,566	(117)	3,449
Investment securities (TE)	3,280	(1,412)	1,868	8,286	3,297	11,583
Other earning assets	3,149	(2,880)	269	788	667	1,455
Total net change in income on earning assets	33,030	(31,449)	1,581	86,525	10,429	96,954
Interest-bearing liabilities:						
Deposits:						
NOW accounts	34	(8,689)	(8,655)	4,850	508	5,358
Savings and money market accounts	5,335	(6,213)	(878)	3,321	5,441	8,762
Certificates of deposit	11,155	(9,542)	1,613	22,933	9,127	32,060
Borrowings	3,795	(8,419)	(4,624)	17,116	1,661	18,777
Total net change in expense on interest-bearing liabilities	20,319	(32,863)	(12,544)	48,220	16,737	64,957
Change in net interest spread	$ 12,711	$ 1,414	$ 14,125	$ 38,305	$ (6,308)	$ 31,997

Interest income includes interest income earned on earning assets as well as applicable loan fees earned. Interest income that would have been earned on nonaccrual loans had they been on accrual status is not included in the data reported above.

Provision for Loan Losses - Management of the Company assesses the allowance for loan losses monthly and will make provisions for loan losses as deemed appropriate in order to maintain the adequacy of the allowance for loan losses. Increases to the allowance for loan losses are achieved through provisions for loan losses that are charged against income. Adjustments to the allowance may also result from purchase accounting associated with loans acquired in mergers.

On a consolidated basis, the Company recorded a provision for loan losses of $12.6 million in 2008, an increase of $11.0 million over the $1.5 million provision recorded in 2007. The increase in the provision is a result of loan growth and noted deterioration in Pulaski Bank's builder construction portfolio, as well as higher charge-offs during the current year. The increase in the provision can also be attributable to a slight decrease in overall asset quality during 2008, as the Company had higher levels of past due loans, especially in the Pulaski Bank portfolio. Although nonperforming loans decreased in most loan portfolios at IBERIABANK and Pulaski Bank, past due loan percentages increased at both banks. IBERIABANK had loans past due 30 days or more at December 31, 2008 of 0.69% of their total loans, an increase of 24 basis points over the 0.45% past due at the end of 2007. Pulaski Bank's past due ratio of 1.57% at December 31, 2007 is 49 basis points above the 1.08% at December 31, 2007. The Company believes these increases to be a function of the overall decline in creditworthiness of consumers consistent with national and regional trends. While the vast majority of the Company's loan portfolio performed well during 2008, the builder construction loan portfolio in the Northwest Arkansas and Memphis areas that had exhibited credit deterioration during 2007 as a result of slow housing conditions continued to be monitored in 2008.

Net charge-offs were $10.0 million in 2008, or an annualized chargeoff percentage of 0.28%. Net charge-offs for 2007 were at 0.06% of the consolidated loan portfolio. Year-to-date charge-offs totaled $8.0 million in the Pulaski Bank loan portfolio and $2.0 million in the IBERIABANK loan portfolio. The increase in net charge-offs over 2007 is a result of increased Pulaski Bank charge-offs during the current year, primarily in the commercial and indirect portfolios, as the Company has seen asset quality decline in the Pulaski Bank markets. Current year charge-offs also includes $3.6 million charged off in the fourth quarter of 2008 due to the customer fraud. Net charge-offs during 2008 included recoveries of $2.9 million, an increase of $0.1 million from 2007.

Although some credit deterioration has been noted, the Company believes the allowance is adequate at December 31, 2008 to cover probable losses in the Company's loan portfolio. The allowance for loan losses as a percentage of outstanding loans, net of unearned income, decreased only 3 basis points from 1.12% at December 31, 2007 to 1.09% at December 31, 2008. Although this ratio has decreased slightly since 2007, the Company continues to conclude adequate coverage of probable losses as supported by a lower nonperforming assets ratio at December 31, 2008 and higher coverage ratios of nonperforming assets and nonperforming loans.

Noninterest Income – The Company reported noninterest income of $91.9 million in 2008 compared to $76.6 million for 2007. The following table illustrates the primary components of noninterest income for the years indicated.

TABLE 14 – NONINTEREST INCOME

(dollars in thousands)	2008	2007	Percent Increase (Decrease)	2006	Percent Increase (Decrease)
Service charges on deposit accounts	$ 23,025	$ 19,964	15.3%	$ 13,167	51.6%
ATM/debit card fee income	6,820	4,934	38.2	3,429	43.9
Income from bank owned life insurance	2,966	3,530	(16.0)	2,085	69.3
Gain on sale of loans, net	25,295	16,744	51.1	745	2,146.2
Gain on sale of assets	832	132	532.7	99	33.3
Gain (loss) on sale of investments, net	1,137	1,415	(19.6)	(4,083)	134.7
Impairment of investment securities	-	(302)	(100.0)	-	-
Title revenue	19,003	17,293	9.9	-	-
Broker commission income	5,528	5,487	0.8	4,054	35.3
Other income	7,326	7,397	(1.0)	3,954	87.1
Total noninterest income	$ 91,932	$ 76,594	20.0%	$23,450	226.6%

Service charges on deposit accounts increased $3.1 million in 2008 primarily due to the addition of accounts related to the ANB acquisition, as well as an increase in customer base in Louisiana and Arkansas. The increase in 2007 service charges over 2006 is attributed to the PIC and Pocahontas acquisitions.

ATM/debit card fee income increased $1.9 million in 2008 due to the expanded cardholder base and increased usage by customers. In addition, the Company earned income of $0.3 million from the conversion of its MasterCard debit cards to VISA debit cards during the third quarter. ATM income from 2007 increased $1.5 million over 2006 as a result of an increased cardholder based and increased customer usage from the PIC and Pocahontas acquisitions.

Income from bank owned life insurance decreased $0.6 million in 2008 as the Company received the proceeds from a death benefit of $0.9 million on an insured former employee during the first quarter of 2007. The decrease in income was offset by earnings from additional policies purchased during 2007 and 2008.

Gain on sale of loans increased $8.6 million in 2008 primarily due to the $6.9 million gain on the sale of approximately $30.4 million in credit card receivables during the first quarter of 2008, consistent with past practices at Pulaski Bank. Additional volume of originations and sales produced by PMC accounted for the remainder of the increase over 2007. Gains on the sale of loans in 2006 were reduced as the Company recorded a loss of $1.1 million on the transfer of a pool of lower-yielding mortgage loans into loans held for sale. 2007 gains were $16.0 million higher than in 2006 based primarily on PMC volume of loans sold in 2007, which accounted for the majority of the increase in 2007.

Gains on the sale of assets increased $0.7 million in 2008 due primarily to the sale of the Company's ATMs during the period to an outsourcing company that will be responsible for the operation, maintenance, and repair of the ATM's going forward. The Company is leasing the sold or, in some cases, replaced ATMs at its branches. Gains in 2008 also include the sale of a statue from one of IBERIABANK's branches.

Gains on the sale of investments decreased $0.3 million from 2007. The gain recorded in 2007 includes a gain of $0.8 million from the sale of the Company's Mastercard stock and gains of $0.6 million from the sales of treasuries and agency callable and bullet securities. The loss on the sale of investments during 2006 was a result of the Company selling $109.3 million in investments during the year to reinvest the proceeds in higher yielding investments.

Title income increased $1.7 million compared to 2007 primarily due to the acquisitions of United in April of 2007 and AAT in March 2008. Before the acquisition of LTC during the first quarter of 2007, the Company was not engaged in title insurance services.

There were no significant changes in broker commission income from 2007 to 2008. However, in 2007, the addition of high-producing representatives and increased production from existing employees, as well as the expansion of broker services into Arkansas through Pulaski Financial Services, a subsidiary of Iberia Financial Services, increased commission income $1.4 million over 2006.

There was also no significant change in other noninterest income during 2008. Other noninterest income increased $3.4 million in 2007 over 2006 primarily due to credit card fees and trust income resulting from the PIC acquisition. These increases were partially offset by a decrease in derivative gains on swaps and net cash settlements during 2007.

Noninterest Expense – The Company reported noninterest expense of $161.2 million in 2008 compared to $141.0 million for 2007. Ongoing attention to expense control is part of the Company's corporate culture. However, the Company's continued focus on growth through new branches, acquisitions and product expansion have caused increases in several components of noninterest expense. The following table illustrates the primary components of noninterest expense for the years indicated.

TABLE 15 – NONINTEREST EXPENSE

(dollars in thousands)	2008	2007	Percent Increase (Decrease)	2006	Percent Increase
Salaries and employee benefits	$ 88,971	$ 79,672	11.7 %	$ 40,023	99.1 %
Occupancy and equipment	23,294	20,035	16.3	9,445	112.1
Franchise and shares tax	2,243	2,470	(9.2)	2,409	(2.5)
Communication and delivery	6,495	6,142	5.7	3,118	97.0
Marketing and business development	3,342	3,039	10.0	2,124	43.1
Data processing	6,399	5,819	10.0	2,678	117.3
Printing, stationery and supplies	2,065	2,152	(4.0)	1,007	113.7
Amortization of acquisition intangibles	2,408	2,198	9.6	1,118	96.6
Professional services	5,137	3,973	29.3	2,103	88.9
Other expenses	20,872	14,618	42.8	8,520	71.6
Total noninterest expense	$161,226	$140,118	15.1 %	$ 72,545	93.1 %

Salaries and employee benefits increased $9.3 million in 2008 primarily due to increased staffing associated with the ANB, AAT, and IAM acquisitions, as well as higher mortgage-related commissions. Salaries and benefits expense also include higher share-based employee compensation costs due to new grants during 2008.

Occupancy and equipment expense increased $3.3 million in 2008 due primarily to the facilities costs associated with new branches at Pulaski Bank, as well as an increase in rent expense in the current year from additional LTC locations and renewals of current property rentals. Equipment expense for 2008 also includes equipment rental expense associated with the outsourcing of the operation and maintenance of the Company's ATMs.

Communication and delivery charges and data processing increased $0.4 million and $0.6 million, respectively, in 2008. These increases are primarily a result of merger-related expenses from the ANB acquisition. The FDIC charged the Company deposit processing fees at ANB throughout the second quarter of 2008 from the acquisition date to settlement. The addition of ANB branches in 2008 also increased the Company's delivery charges.

Marketing and business development expense increased $0.3 million in 2008 as a result of additional customer notifications, advertisements, and direct mail expenses incurred as a result of growth from the ANB acquisition. 2008 business development expenses also include the cost of customer mailings associated with the switch in ATM and debit card providers from MasterCard to VISA.

Amortization of acquisitions intangibles increased $0.2 million as a result of the additional core deposit intangibles recorded from the ANB acquisition.

Professional services expense increased $1.2 million in 2008 primarily due to higher consulting expenses, legal fees, and independent auditor fees. The Company incurred additional legal and consulting expenses as a result of the ANB acquisition and the increased size and complexity of the Company. Legal and audit fees were also incurred as part of the Company's preferred stock issuance during 2008.

Other noninterest expenses increased $6.3 million in 2008. Loan related expenses increased $1.1 million as a result of the additional loan collection efforts on the Company's portfolio. Similarly, net costs of OREO properties increased $1.1 million as the size of the portfolio continued to increase due to collection efforts. Bank service charges, credit card expenses, and ATM/debit card expenses all reflect the additional locations and volume of activity resulting from the growth of the IBERIABANK and Pulaski Bank franchises, as well as expenses incurred by United and AAT. Combined, these expenses increased $1.1 million in 2008.

Other expenses also include FDIC deposit insurance premiums. The $2.3 million increase in FDIC premiums in the current year is due to a larger deposit base from the ANB acquisitions and organic growth. The increase in premiums is also due to the expiration of a one-time credit in 2008.

Travel expenses increased $0.8 million, primarily resulting from integration and conversion activities in Arkansas.

Income Taxes - For the years ended December 31, 2008, 2007 and 2006, the Company incurred income tax expense of $15.9 million, $17.2 million and $14.5 million, respectively. The Company's effective tax rate amounted to 28.5%, 29.3% and 28.9% during 2008, 2007 and 2006, respectively. The difference between the effective tax rate and the statutory tax rate primarily relates to variances in items that are non-taxable or non-deductible, primarily the effect of tax-exempt income, the non-deductibility of part of the amortization of acquisition intangibles, and various tax credits taken. The difference in the effective tax rates for the periods presented is a result of the relative tax-exempt interest income levels during the respective periods. For more information, see Note 12 of the Consolidated Financial Statements.

CAPITAL RESOURCES

Federal regulations impose minimum regulatory capital requirements on all institutions with deposits insured by the Federal Deposit Insurance Corporation. The Federal Reserve Board ("FRB") imposes similar capital regulations on bank holding companies. Compliance with bank and bank holding company regulatory capital requirements, which include leverage and risk-based capital guidelines, are monitored by the Company on an ongoing basis. Under the risk-based capital method, a risk weight is assigned to balance sheet and off-balance sheet items based on regulatory guidelines. At December 31, 2008, the Company exceeded all regulatory capital ratio requirements with a Tier 1 leverage capital ratio of 11.27%, a Tier 1 risk-based capital ratio of 14.07% and a total risk-based capital ratio of 15.69%.

The improvement in the Company's capital ratios is a result of the common and preferred stock issuances during 2008. The issuances provided an additional $199.6 million in Tier 1 capital. In addition, the Company has junior subordinated debt totaling $108.6 million, which may be included in Tier 1 capital up to 25% of the total of the Company's core capital elements, including the junior subordinated debt. The Company also issued $25.0 million in junior subordinated debt during 2008 that qualifies as Tier 2 capital. For additional information, see Note 10 of the Consolidated Financial Statements.

At December 31, 2008, both IBERIABANK and Pulaski Bank also exceeded all regulatory capital ratio requirements with Tier 1 leverage capital ratios of 7.58% and 8.78%, Tier 1 risk-based capital ratios of 9.10% and 12.50% and total risk-based capital ratios of 10.80% and 13.74%, respectively.



Regulatory Capital
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
4.00%
7.58%
8.78%
11.27%
4.00%
9.10%
12.50%
14.07%
8.00%
10.80%
13.74%
15.69%
Tier 1 leverage ratio
Tier 1 risk-based ratio
Total risk-based ratio
Required
IBERIABANK
PULASKI
IBERIABANK Corp

On February 26, 2009, the Company announced it has filed notice to the U.S. Treasury that the Company will redeem all of the 90,000 outstanding shares of its preferred stock at a total redemption price of $90,575,000. On the March 31, 2009 redemption date, the redemption price will become due and payable on each share of the preferred stock and dividends will cease to accrue. At that time, all rights of the Treasury, as the holder thereof, will terminate, except the right to receive the redemption price upon surrender of the Preferred Stock certificate. The redemption price represents the $1,000 per share liquidation amount of the preferred stock, plus a final pro rata accrued dividend of $575,000.

redemption price represents the $1,000 per share liquidation amount of the preferred stock, plus a final pro rata accrued dividend of $575,000.

The anticipated redemption of the preferred stock will affect the Company's regulatory capital ratios going forward, but the redemption will not affect the Company's "well-capitalized" status as defined by regulatory guidelines. For additional information on the Company's capital ratios, see Note 14 to the Consolidated Financial Statements.

LIQUIDITY

The Company's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. The Company manages its liquidity with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. The primary sources of funds for the Company are deposits, borrowings, repayments and maturities of loans and investment securities, securities sold under agreements to repurchase, as well as funds provided from operations. Certificates of deposit scheduled to mature in one year or less at December 31, 2008 totaled $1.2 billion. Based on past experience, management believes that a significant portion of maturing deposits will remain with the Company. Additionally, the majority of the investment security portfolio is classified by the Company as available-for-sale which provides the ability to liquidate securities as needed. Due to the relatively short planned duration of the investment security portfolio, the Company continues to experience significant cash flows on a normal basis.

The following table summarizes the Company's cash flows for the years ended December 31, 2008 and 2007:

(dollars in thousands)	2008	2007
Cash flow provided by operations	$ 46,365	$ 73,570
Cash flow used in investing	(220,268)	(420,619)
Cash flow provided by financing	396,663	385,249
Net increase (decrease) in cash and cash equivalents	$ 222,760	$ 38,200

Cash flows provided by operations during 2008 were $27.2 million lower than the same period in 2007. The decrease was primarily due to a decrease in net income of $1.4 million and an increase of $9.2 million in net fundings of loans held for sale. Operating cash flow was also negatively affected by the assets acquired during 2008.

Cash used in investing activities decreased $200.4 million in 2008 compared to the same period in 2007 primarily due to the cash received during the ANB acquisition. Net cash inflow from the acquisitions was $128.5 million during 2008, a $134.3 million increase in cash inflow over 2007. The sale of a portion of the Company's credit card receivables during 2008 for $37.4 million provided additional cash inflow. Investing cash outflow was also positively impacted by a decrease in net loan funding of $83.8 million and a decrease in purchases of property and equipment of $6.6 million.

Although cash provided by financing activities only increased $11.4 million, the Company's financing activities during 2008 significantly affected its balance sheet position, and more specifically total capital and funding sources. The Company increased its deposits $321.3 million through organic growth and received proceeds of $109.9 million and $90.0 million from its common and preferred stock issuances. The cash flow provided by these activities allowed the Company to decrease its short term borrowings by $227.9 million through pay downs and extension of borrowings to longer-term financing. In order to fund loan growth during 2007, the Company increased its short-term borrowings by $194.5 million.

While scheduled cash flows from the amortization and maturities of loans and securities are relatively predictable sources of funds, deposit flows and prepayments of loan and investment securities are greatly influenced by general interest rates, economic conditions and competition. The FHLB of Dallas provides an additional source of liquidity to make funds available for general requirements and also to assist with the variability of less predictable funding sources. At December 31, 2008, the Company had $481.2 million of outstanding advances from the FHLB of

$170 million in the form of federal funds and other lines of credit. At December 31, 2008, there was no balance outstanding on these lines and all of the funding was available to the Company.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending and investment security products. The Company uses its sources of funds primarily to meet its ongoing commitments and fund loan commitments. The Company has been able to generate sufficient cash through its deposits, as well as borrowings, and anticipates it will continue to have sufficient funds to meet its liquidity requirements.

ASSET/ LIABILITY MANAGEMENT AND MARKET RISK

The principal objective of the Company's asset and liability management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the appropriate level of risk given the Company's business focus, operating environment, capital and liquidity requirements and performance objectives, establish prudent asset concentration guidelines and manage the risk consistent with Board approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company's actions in this regard are taken under the guidance of the Senior Management Planning Committee. The Senior Management Planning Committee normally meets monthly to review, among other things, the sensitivity of the Company's assets and liabilities to interest rate changes, local and national market conditions and interest rates. In connection therewith, the Senior Management Planning Committee generally reviews the Company's liquidity, cash flow needs, maturities of investments, deposits, borrowings and capital position.

The objective of interest rate risk management is to control the effects that interest rate fluctuations have on net interest income and on the net present value of the Company's earning assets and interest-bearing liabilities. Management and the Board are responsible for managing interest rate risk and employing risk management policies that monitor and limit this exposure. Interest rate risk is measured using net interest income simulation and asset/liability net present value sensitivity analyses. The Company uses financial modeling to measure the impact of changes in interest rates on the net interest margin and predict market risk. Estimates are based upon numerous assumptions including the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows and others. These analyses provide a range of potential impacts on net interest income and portfolio equity caused by interest rate movements.

Included in the modeling are instantaneous parallel rate shifts scenarios, which are utilized to establish exposure limits. These scenarios are known as "rate shocks" because all rates are modeled to change instantaneously by the indicated shock amount, rather than a gradual rate shift over a period of time that has traditionally been more realistic.

The Company's interest rate risk model indicated that the Company was slightly asset sensitive in terms of interest rate sensitivity. Based on the Company's interest rate risk model, the table below illustrates the impact of an immediate and sustained 100 and 200 basis point increase or decrease in interest rates on net interest income.

Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
+200	9.3%
+100	5.3
- 100	-3.8
- 200	-6.6

The influence of using the forward curve as of December 31, 2008 as a basis for projecting the interest rate environment would approximate a 2.1% increase in net interest income. The computations of interest rate risk shown above do not necessarily include certain actions that management may undertake to manage this risk in response to anticipated changes in interest rates.

The rate environment is a function of the monetary policy of the FRB. The principal tools of the FRB for implementing monetary policy are open market operations, or the purchases and sales of U.S. Treasury and federal agency securities. The FRB's objective for open market operations has varied over the years, but the focus has gradually shifted toward attaining a specified level of the federal funds rate to achieve the long-run goals of price stability and sustainable economic growth. The federal funds rate is the basis for overnight funding and drives the short end of the yield curve. Longer maturities are influenced by FRB purchases and sales and also expectations of monetary policy going forward. The FRB began to increase the targeted level for the federal funds rate in June 2004 after reaching a then-low of 1.00% in mid-2003. The targeted fed funds rate decreased three times in 2007 by 100 total basis points and ended 2007 at 4.25% In response to growing concerns about the banking industry and customer liquidity, the fed funds rate decreased seven times to a new all-time low of 0.25% at the end of 2008. The decrease in the fed funds rate has resulted in compressed net interest margin for the Company, as assets have repriced more quickly than the Company's liabilities. Although management believes that the Company is not significantly affected by changes in interest rates over an extended period of time, any flattening of the yield curve will exert downward pressure on the net interest margin and net interest income.

As part of its asset/liability management strategy, the Company has emphasized the origination of commercial and consumer loans, which typically have shorter terms than residential mortgage loans and/or adjustable or variable rates of interest. The majority of fixed-rate, long-term residential loans are sold in the secondary market to avoid assumption of the rate risk associated with longer duration assets in the current low rate environment. As of December 31, 2008, \$1.4 billion, or 36.3%, of the Company's total loan portfolio had adjustable interest rates. IBERIABANK and Pulaski Bank have no significant concentration to any single loan component or industry segment.

The Company's strategy with respect to liabilities in recent periods has been to emphasize transaction accounts, particularly noninterest or low interest-bearing transaction accounts, which are not sensitive to changes in interest rates. At December 31, 2008, 60.0% of the Company's deposits were in transaction and limited-transaction accounts, compared to 59.2% at December 31, 2007. Noninterest bearing transaction accounts totaled 15.5% of total deposits at December 31, 2008, compared to 13.4% of total deposits at December 31, 2007.

As part of an overall interest rate risk management strategy, off-balance sheet derivatives may also be used as an efficient way to modify the repricing or maturity characteristics of on-balance sheet assets and liabilities. Management may from time to time engage in interest rate swaps to effectively manage interest rate risk. The interest rate swaps of the Company were executed to modify net interest sensitivity to levels deemed appropriate.

OTHER OFF-BALANCE SHEET ACTIVITIES

In the normal course of business, the Company is a party to a number of activities that contain credit, market and operational risk that are not reflected in whole or in part in the Company's consolidated financial statements. Such activities include traditional off-balance sheet credit-related financial instruments, commitments under operating leases and long-term debt. The Company provides customers with off-balance sheet credit support through loan commitments, lines of credit and standby letters of credit. Many of the unused commitments are expected to expire unused or be only partially used; therefore, the total amount of unused commitments does not necessarily represent future cash requirements. The Company anticipates it will continue to have sufficient funds together with available borrowings to meet its current commitments. At December 31, 2008, the total approved loan commitments outstanding amounted to \$117.4 million. At the same date, commitments under unused lines of credit, including credit card lines, amounted to \$807.1 million. Included in these totals are commercial commitments amounting to \$811.0 million as shown in the following table.

TABLE 16 - COMMERCIAL COMMITMENT EXPIRATION PER PERIOD

(dollars in thousands)	Less Than 1 Year	1 – 3 Years	3 – 5 Years	Over 5 Years	Total
Unused commercial lines of credit	$ 381,390	$ 134,407	$ 122,989	$ 54,317	$ 693,103
Unfunded loan commitments	90,206	-	-	-	90,206
Standby letters of credit	22,004	882	4,778	-	27,664
Total	$ 493,600	$ 135,289	$ 127,767	$ 54,317	$ 810,973

The Company has entered into a number of long-term leasing arrangements to support the ongoing activities of the Company. The required payments under such commitments and other debt commitments at December 31, 2008 are shown in the following table.

TABLE 17 – CONTRACTUAL OBLIGATIONS AND OTHER DEBT COMMITMENTS

(dollars in thousands)	2009	2010	2011	2012	2013	2014 and After	Total
Operating leases	$ 3,758	$ 3,066	$ 2,217	$ 1,712	$ 1,174	$ 3,437	$ 15,364
Certificates of deposit	1,196,685	256,968	39,196	92,518	13,033	722	1,599,122
Short-term borrowings	208,213	-	-	-	-	-	208,213
Long-term debt	168,073	86,015	89,643	88,513	22,196	114,039	568,479
Total	$ 1,576,729	$ 346,049	$ 131,056	$ 182,743	$ 36,403	$ 118,198	$ 2,391,178

IMPACT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in relative purchasing power over time due to inflation. Unlike most industrial companies, the majority of the Company's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on the Company's performance than does the effect of inflation. Although fluctuations in interest rates are neither completely predictable nor controllable, the Company regularly monitors its interest rate position and oversees its financial risk management by establishing policies and operating limits. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates. Although not as critical to the banking industry as to other industries, inflationary factors may have some impact on the Company's growth, earnings, total assets and capital levels. Management does not expect inflation to be a significant factor in 2009.

CHANGE IN ACCOUNTANTS

On March 13, 2007, Castaing, Hussey, & Lolan, LLC ("CHL"), the Company's Independent Registered Public Accounting Firm, informed the Audit Committee of the Board of Directors that it would decline to stand for re-election as Independent Registered Public Accounting Firm upon the filing of the Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

On March 13, 2007, the Audit Committee appointed Ernst & Young LLP ("E&Y") to serve as the Company's Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2007. This determination followed the Audit Committee's decision to seek proposals from independent accountants to audit the Company's financial statements for the fiscal year ended December 31, 2007.

During the Company's fiscal years ended December 31, 2007 and 2006, and through the date hereof, there were no disagreements between the Company and E&Y or CHL on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to their satisfaction, would have caused them to make a reference to the matter in its reports on the Company's financial statements for such years.

During the Company's fiscal years ended December 31, 2007 and 2006, and through the date hereof, there were no "reportable events" (as defined by Item 304(a)(1)(v) of Regulation S-K).

The Company requested that CHL furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not CHL agreed with the above statements. A copy of such letter, dated March 16, 2007, was filed as an exhibit to the Company's Current Report on Form 8-K dated March 13, 2007.

During the Company's fiscal years ended December 31, 2006 and 2005, and the subsequent interim period through March 13, 2007, the Company did not consult with E&Y regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA[1]

(dollars in thousands, except per share data)	Years Ended December 31, 2008	2007	2006	2005	2004
Balance Sheet Data					
Total assets	$ 5,583,226	$ 4,916,958	$ 3,203,036	$ 2,852,592	$ 2,448,602
Cash and cash equivalents	345,865	123,105	84,905	126,800	53,265
Loans receivable	3,744,402	3,430,039	2,234,002	1,918,516	1,650,626
Investment securities	889,476	804,877	581,352	572,582	566,955
Goodwill and other intangibles	259,683	254,627	99,070	100,576	68,310
Deposit accounts	3,995,816	3,484,828	2,422,582	2,242,956	1,773,489
Borrowings	776,691	893,770	439,602	319,061	442,542
Shareholders' equity	734,208	498,059	319,551	263,569	220,162
Book value per share [2]	$ 40.53	$ 38.99	$ 31.07	$ 27.60	$ 25.62
Tangible book value per share [2][4]	24.20	19.06	21.43	17.07	17.67

(dollars in thousands, except per share data)	Years Ended December 31, 2008	2007	2006	2005	2004
Income Statement Data					
Interest income	$ 263,827	$ 262,246	$ 165,292	$ 135,248	$ 108,610
Interest expense	126,183	138,727	73,770	50,450	33,982
Net interest income	137,644	123,519	91,522	84,798	74,628
Provision for (reversal of) loan losses	12,568	1,525	(7,803)	17,069	4,041
Net interest income after provision for (reversal of) loan losses	125,076	121,994	99,325	67,729	70,587
Noninterest income	91,932	76,594	23,450	26,141	23,217
Noninterest expense	161,226	140,118	72,545	63,708	54,291
Income before income taxes	55,782	58,470	50,230	30,162	39,513
Income taxes	15,870	17,160	14,535	8,162	12,174
Net income	$ 39,912	$ 41,310	$ 35,695	$ 22,000	$ 27,339
Earnings per share – basic	$ 3.12	$ 3.39	$ 3.80	$ 2.40	$ 3.26
Earnings per share – diluted	3.04	3.27	3.57	2.24	3.01
Cash earnings per share – diluted	3.16	3.38	3.64	2.32	3.07
Cash dividends per share	1.36	1.34	1.22	1.00	0.85

	At or For the Years Ended December 31,				
	2008	2007	2006	2005	2004
Key Ratios (3)					
Return on average assets	0.77 %	0.90 %	1.19 %	0.81 %	1.17 %
Return on average common equity	7.59	8.87	12.86	8.41	12.98
Return on average tangible common equity (4)	15.69	18.86	20.52	13.96	19.52
Equity to assets at end of period	13.15	10.13	9.98	9.24	8.99
Earning assets to interest-bearing liabilities	113.14	111.83	116.07	114.92	112.82
Interest rate spread (5)	2.67	2.73	2.99	3.23	3.40
Net interest margin (TE) (5)(6)	3.03	3.13	3.42	3.54	3.60
Noninterest expense to average assets	3.10	3.06	2.41	2.34	2.32
Efficiency ratio (7)	70.23	70.02	63.10	57.43	55.49
Tangible efficiency ratio (TE) (4)(5)	67.27	66.71	59.70	54.21	52.56
Common stock dividend payout ratio	46.98	41.61	33.64	43.56	26.55
Asset Quality Data					
Nonperforming assets to total assets at end of period (8)	0.83 %	0.98 %	0.16 %	0.21 %	0.25 %
Allowance for loan losses to nonperforming loans at end of period (8)	134.87	98.77	993.76	659.29	355.17
Allowance for loan losses to total loans at end of period	1.09	1.12	1.34	1.98	1.22
Consolidated Capital Ratios					
Tier 1 leverage capital ratio	11.27 %	7.42 %	9.01 %	7.65 %	7.63 %
Tier 1 risk-based capital ratio	14.07	9.32	11.81	10.70	11.13
Total risk-based capital ratio	15.69	10.37	13.06	11.96	12.36

(1) 2007 Balance Sheet, Income Statement, and Asset Quality Data, as well as Key Ratios and Capital Ratios, are impacted by the Company's acquisitions of PIC on January 31, 2007 and Pocahontas on February 1, 2007.

(2) Shares used for book value purposes exclude shares held in treasury and unreleased shares held by the Employee Stock Ownership Plan at the end of the period.

(3) With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.

(4) Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

(5) Interest rate spread represents the difference between the weighted average yield on earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average earning assets.

(6) Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.

(7) The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues is the sum of net interest income and noninterest income.

(8) Nonperforming loans consist of nonaccruing loans and loans 90 days or more past due. Nonperforming assets consist of nonperforming loans and repossessed assets.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of
IBERIABANK Corporation

The management of IBERIABANK Corporation (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on our assessment, management believes that, as of December 31, 2008, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm has also issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2008.

Daryl G. Byrd
President and Chief Executive Officer

Anthony J. Restel
Senior Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
IBERIABANK Corporation

We have audited IBERIABANK Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). IBERIABANK Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, IBERIABANK Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of IBERIABANK Corporation as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended and our report dated March 13, 2009, expressed an unqualified opinion thereon.

Ernst & Young LLP

New Orleans, Louisiana
March 13, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
IBERIABANK Corporation

We have audited the accompanying consolidated balance sheets of IBERIABANK Corporation as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity, and cash flows for the year s then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IBERIABANK Corporation at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IBERIABANK Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2009, expressed an unqualified opinion thereon.

Ernst + Young LLP

New Orleans, Louisiana
March 13, 2009

REPORT OF CASTAING, HUSSEY & LOLAN, LLC
INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and Shareholders of
IBERIABANK Corporation

We have audited the accompanying consolidated statements of income, shareholders' equity, and cash flows of IBERIABANK Corporation for the year ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of IBERIABANK Corporation for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Castaing, Hussey & Lolan LLP

New Iberia, Louisiana
February 16, 2007

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2008 and 2007

(dollars in thousands, except share data)	2008	2007
Assets		
Cash and due from banks	$ 159,716	$ 93,263
Interest-bearing deposits in banks	186,149	29,842
Total cash and cash equivalents	345,865	123,105
Securities available for sale, at fair value	828,743	745,383
Securities held to maturity, fair values of $60,950 and $60,125, respectively	60,733	59,494
Mortgage loans held for sale	63,503	57,695
Loans, net of unearned income	3,744,402	3,430,039
Allowance for loan losses	(40,872)	(38,285)
Loans, net	3,703,530	3,391,754
Premises and equipment, net	131,404	122,452
Goodwill	236,761	231,177
Other assets	212,687	185,898
Total Assets	$ 5,583,226	$ 4,916,958
Liabilities		
Deposits:		
Noninterest-bearing	$ 620,637	$ 468,001
Interest-bearing	3,375,179	3,016,827
Total deposits	3,995,816	3,484,828
Short-term borrowings	208,213	436,146
Long-term debt	568,479	457,624
Other liabilities	76,510	40,301
Total Liabilities	4,849,018	4,418,899
Shareholders' Equity		
Preferred stock, $1,000 par value - 90,000 shares issued in 2008	87,779	-
Common stock, $1 par value - 25,000,000 shares authorized;		
17,674,759 and 14,799,759 shares issued, respectively	17,677	14,800
Additional paid-in capital	474,209	361,746
Retained earnings	218,818	197,911
Accumulated other comprehensive income (loss)	12,294	5,725
Treasury stock at cost - 1,773,939 and 2,025,591 shares, respectively	(76,569)	(82,123)
Total Shareholders' Equity	734,208	498,059
Total Liabilities and Shareholders' Equity	$ 5,583,226	$ 4,916,958

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Income
Years Ended December 31, 2007, 2006 and 2005

(dollars in thousands, except per share data)	2008	2007	2006
Interest and Dividend Income			
Loans, including fees	$ 213,654	$ 213,239	$ 132,771
Mortgage loans held for sale, including fees	3,471	4,440	992
Investment securities:			
Taxable interest	38,547	36,869	26,920
Tax-exempt interest	3,857	3,668	2,034
Other	4,298	4,030	2,575
Total interest and dividend income	263,827	262,246	165,292
Interest Expense			
Deposits	96,376	104,297	58,116
Short-term borrowings	4,458	15,938	3,911
Long-term debt	25,349	18,492	11,743
Total interest expense	126,183	138,727	73,770
Net interest income	137,644	123,519	91,522
Provision for (Reversal of) loan losses	12,568	1,525	(7,803)
Net interest income after provision for (reversal of) loan losses	125,076	121,994	99,325
Noninterest Income			
Service charges on deposit accounts	23,025	19,964	13,167
ATM/debit card fee income	6,820	4,934	3,429
Income from bank owned life insurance	2,966	3,530	2,085
Gain on sale of loans, net	25,295	16,744	745
Gain on sale of assets	832	132	99
Gain (loss) on sale of investments, net	1,137	1,113	(4,083)
Trading gains (losses) on swaps	(280)	(726)	803
Net cash settlements on swaps	5	590	527
Title revenue	19,003	17,293	-
Broker commissions	5,528	5,487	4,054
Other income	7,601	7,533	2,624
Total noninterest income	91,932	76,594	23,450
Noninterest Expense			
Salaries and employee benefits	88,971	79,672	40,023
Occupancy and equipment	23,294	20,035	9,445
Franchise and shares tax	2,244	2,470	2,409
Communication and delivery	6,495	6,142	3,118
Marketing and business development	3,342	3,039	2,124
Data processing	6,399	5,819	2,678
Printing, stationery and supplies	2,065	2,151	1,007
Amortization of acquisition intangibles	2,408	2,198	1,118
Professional services	5,138	3,973	2,103
Other expenses	20,870	14,619	8,520
Total noninterest expense	161,226	140,118	72,545
Income before income tax expense	55,782	58,470	50,230
Income tax expense	15,870	17,160	14,535
Net Income	39,912	41,310	35,695
Preferred Stock Dividends	(348)	-	-
Income Available to Common Shareholders	**$ 39,564**	**$ 41,310**	**$ 35,695**
Earnings per common share - basic	$ 3.12	$ 3.39	$ 3.80
Earnings per common share - diluted	$ 3.04	$ 3.27	$ 3.57
Cash dividends declared per common share	$ 1.36	$ 1.34	$ 1.22

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2008, 2007 and 2006

(dollars in thousands, except share and per share data)	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance, December 31, 2005	-	11,802	190,655	150,107	(9,594)	(5,629)	(73,772)	263,569
Comprehensive income:								
Net income				35,695				35,695
Change in unrealized gain on securities available for sale, net of deferred taxes						2,858		2,858
Change in fair value of derivatives used for cash flow hedges, net of tax effect						(535)		(535)
Total comprehensive income								38,018
Cash dividends declared, $1.22 per share			856	(12,008)				(11,152)
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 188,394 shares			3,090				2,448	5,538
Reclassification of unearned compensation due to adoption of SFAS 123(R)			(9,594)		9,594			
Common stock released by ESOP trust			-					-
Common stock earned by participants of recognition and retention plan trust, including tax benefit			2,913					2,913
Common stock issued for recognition and retention plan			(1,557)				1,557	-
Common stock issued		577	27,883					28,460
Share-based compensation cost			237					237
Treasury stock acquired at cost, 138,253 shares							(8,032)	(8,032)
Balance, December 31, 2006	-	12,379	214,483	173,794	-	(3,306)	(77,799)	319,551
Comprehensive income:								
Net income				41,310				41,310
Change in unrealized gain on securities available for sale, net of deferred taxes						9,352		9,352
Change in fair value of derivatives used for cash flow hedges, net of tax effect						(321)		(321)
Total comprehensive income								50,341
Cash dividends declared, $1.34 per share			20	(17,189)				(17,169)
Consolidation of joint venture.			60	(4)				56
Reissuance of treasury stock under stock option plan, net of shares surrendered in payment, including tax benefit, 130,913 shares			1,375				2,572	3,947
Common stock issued for recognition and retention plan			(2,711)				2,711	-
Common stock issued for acquisition		2,421	143,989					146,410
Share-based compensation cost			4,530					4,530
Treasury stock acquired at cost, 168,021 shares							(9,607)	(9,607)
Balance, December 31, 2007	$ -	$ 14,800	$ 361,746	$ 197,911	$ -	$ 5,725	$ (82,123)	$ 498,059
Cumulative effect adjustment -Adoption of EITF 06-4				(71)				(71)
Balance after adjustment, December 31, 2007	-	14,800	361,746	197,840	-	5,725	(82,123)	497,988
Comprehensive income:								
Net income				39,912				39,912
Change in unrealized gain on securities available for sale, net of deferred taxes						7,099		7,099
Change in fair value of derivatives used for cash flow hedges, net of tax effect						(530)		(530)
Total comprehensive income								46,481
Common stock dividend declared, $1.36 per share			(33)	(18,586)				(18,619)
Preferred stock dividend and accretion	28			(348)				(320)
Equity contribution to joint venture			10					10
Reissuance of treasury stock under incentive plan, net of shares surrendered in payment, including tax benefit, 168,860 shares			919				2,788	3,707
Common stock issued for recognition and retention plan			(2,766)				2,766	-
Common stock issued, net of issuance costs		2,877	106,978					109,855
Preferred stock issued and common stock warrants	87,751		2,249					90,000
Share-based compensation cost			5,106					5,106
Balance, December 31, 2008	$ 87,779	$ 17,677	$ 474,209	$ 218,818	$ -	$ 12,294	$ (76,569)	$ 734,208

The accompanying Notes are an integral part of these Consolidated Financial Statements.

IBERIABANK CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2008, 2007 and 2006

(dollars in thousands)	2008	2007	2006
Cash Flows from Operating Activities			
Net income	$ 39,912	$ 41,310	$ 35,695
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	12,216	10,317	5,478
Provision for (reversal of) loan losses	12,568	1,525	(7,803)
Noncash compensation expense	5,106	4,530	3,150
Gain on sale of assets	(832)	(132)	(64)
Loss on impaired securities	-	302	-
Gain on sale of credit card receivables	(6,901)	-	-
(Gain) loss on sale of investments	(1,137)	(1,113)	4,083
Loss on abandonment of fixed assets	-	-	187
Amortization of premium/discount on investments	(1,044)	(2,845)	272
Trading gains (losses) on swaps	275	726	(803)
Current (benefit) provision for deferred income taxes	(305)	2,004	4,381
Mortgage loans held for sale			
Originations	(928,915)	(779,145)	(224,381)
Proceeds from sales	941,500	799,311	181,368
Gain on sale of loans, net	(18,394)	(16,744)	(745)
Cash retained from tax benefit associated with share-based payment arrangements	(1,650)	(796)	(3,112)
Other operating activities, net	(6,034)	14,320	26,050
Net Cash Provided by Operating Activities	46,365	73,570	23,756
Cash Flows from Investing Activities			
Proceeds from sales of securities available for sale	59,895	45,029	112,003
Proceeds from maturities, prepayments and calls of securities available for sale	327,851	289,694	232,873
Purchases of securities available for sale	(415,312)	(300,783)	(363,225)
Proceeds from maturities, prepayments and calls of securities held to maturity	10,286	13,066	6,515
Purchases of securities held to maturity	(13,768)		
Proceeds from sale of loans	37,402	-	-
(Increase) decrease in loans receivable,net,excluding sale of credit card receivable	(361,971)	(445,723)	(348,506)
Proceeds from sale of premises and equipment	3,164	2,864	810
Purchases of premises and equipment	(7,492)	(14,121)	(21,930)
Proceeds from disposition of real estate owned	2,148	4,654	1,010
Purchases of other real estate owned	-	-	(794)
Cash received (paid) in excess of cash paid (received) for acquisition	128,464	(5,836)	-
Other investing activities, net	9,065	(9,463)	(1,491)
Net Cash Used in Investing Activities	(220,268)	(420,619)	(382,735)
Cash Flows from Financing Activities			
Increase in deposits	326,954	57,631	180,303
Net change in short-term borrowings	(227,933)	194,541	133,756
Proceeds from long-term debt	157,666	200,000	25,000
Repayments of long-term debt	(45,684)	(45,145)	(37,407)
Dividends paid to shareholders	(17,870)	(16,138)	(11,390)
Proceeds from sale of treasury stock for stock options exercised	2,787	3,171	3,282
Costs of issuance of common stock in acquisition	-	-	(1,540)
Payments to repurchase common stock	(762)	(9,607)	(8,032)
Preferred stock issued and common stock warrants	90,000	-	0
Common stock issued	109,855	-	30,000
Cash retained from tax benefit associated with share-based payment arrangements	1,650	796	3,112
Net Cash Provided by Financing Activities	396,663	385,249	317,084
Net Increase (Decrease) In Cash and Cash Equivalents	222,760	38,200	(41,895)
Cash and Cash Equivalents at Beginning of Period	123,105	84,905	126,800
Cash and Cash Equivalents at End of Period	$ 345,865	$ 123,105	$ 84,905
Supplemental Schedule of Noncash Activities			
Acquisition of real estate in settlement of loans	$ 8,746	$ 10,776	$ 1,121
Common stock issued in acquisition	$ -	$ 146,410	$ -
Transfers of property into Other Real Estate	$ 531	$ 347	$ 760
Exercise of stock options with payment in company stock	$ 187	$ 529	$ 384
Supplemental Disclosures			
Cash paid for:			
Interest on deposits and borrowings	$ 128,940	$ 134,552	$ 71,690
Income taxes, net	$ 7,493	$ 4,420	$ 11,400

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of IBERIABANK Corporation and its wholly owned subsidiaries, IBERIABANK, Pulaski Bank and Trust Company ("Pulaski Bank") and Lenders Title Company ("LTC"). All significant intercompany balances and transactions have been eliminated in consolidation. All normal, recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the financial statements, have been included. Certain amounts reported in prior periods have been reclassified to conform to the current period presentation. Such reclassifications had no effect on previously reported shareholders' equity or net income.

NATURE OF OPERATIONS: The Company offers commercial and retail banking products and services to customers throughout locations in three states through IBERIABANK and Pulaski Bank. The Company also operates mortgage production offices in eight states through Pulaski Bank's subsidiary, Pulaski Mortgage Company ("PMC") and offers a full line of title insurance and closing services throughout Arkansas and Louisiana through LTC and its subsidiaries. Operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment. Because the overall banking operations comprise the vast majority of the consolidated operations, no separate segment disclosures are presented.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Material estimates that are susceptible to significant change in the near term are the allowance for loan losses, valuation of goodwill, intangible assets and other purchase accounting adjustments and share-based compensation.

CONCENTRATION OF CREDIT RISKS: Most of the Company's business activity is with customers located within the States of Louisiana, Arkansas, and Tennessee. The Company's lending activity is concentrated in its primary market areas in Louisiana, Arkansas and Tennessee. The Company has emphasized originations of commercial loans and private banking loans. Repayment of loans is expected to come from cash flows of the borrower. Losses are limited by the value of the collateral upon default of the borrowers. The Company does not have any significant concentrations to any one industry or customer.

CASH AND CASH EQUIVALENTS: For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as cash, interest-bearing deposits and noninterest-bearing demand deposits at other financial institutions with maturities less than three months. IBERIABANK and Pulaski Bank may be required to maintain average balances on hand or with the Federal Reserve Bank to meet regulatory reserve and clearing requirements. At December 31, 2008 and 2007, the required reserve balances were $2,669,000 and $151,000, respectively, for IBERIABANK and $25,000 for both 2008 and 2007 for Pulaski Bank. Both IBERIABANK and Pulaski Bank had enough cash deposited with the Federal Reserve at December 31, 2008 to cover the required reserve balance.

INVESTMENT SECURITIES: Debt securities that management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Declines in the value of individual held to maturity and available for sale securities below their cost that are other than temporary are included in earnings as realized losses. In estimating other than temporary impairment losses, management considers 1) the length of time and the extent to which the fair value has been less than cost, 2) the financial condition and near-term prospects of the issuer, 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value, and 4) for debt securities, the recovery of contractual principal and interest. Gains/losses on securities sold are recorded on the trade date, using the specific identification method.

MORTGAGE LOANS HELD FOR SALE: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance that is recorded as a charge to income. Loans held for sale have primarily been fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within thirty days. These loans are generally sold with the mortgage servicing rights released. Buyers generally have recourse to return a purchased loan to the Company under limited circumstances. Recourse conditions may include early payment default, breach of representations or warranties, and documentation deficiencies. During 2008, an insignificant number of loans were returned to the Company.

LOANS: The Company grants mortgage, commercial and consumer loans to customers. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees and unearned discounts. Deferred loan origination fees were $3,575,000 and $3,377,000 and deferred loan expenses were $4,760,000 and $4,783,000 at December 31, 2008 and 2007, respectively. In addition to loans issued in the normal course of business, the Company considers overdrafts on customer deposit accounts to be loans and reclassifies these overdrafts as loans in its Consolidated Balance Sheets. At December 31, 2008 and 2007, overdrafts of $1,684,000 and $2,932,000, respectively, have been reclassified to loans receivable.

Interest income on loans is accrued over the term of the loans based on the principal balance outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield, using the interest method.

The accrual of interest on commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Mortgage, credit card and other personal loans are typically charged off to net collateral value, less cost to sell, no later than 180 days past due. Past due status is based on the contractual terms of loans. In all cases, loans are placed on nonaccrual status or charged off at an earlier date if collection of principal or interest is considered doubtful.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. The impairment loss is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

In general, all interest accrued but not collected for loans that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis method or cost-recovery method, until qualifying for a return to accrual status. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is established as losses are estimated to have occurred through a provision charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Changes in the allowance related to impaired loans are charged or credited to the provision for loan losses.

The allowance for loan losses is maintained at a level which, in management's opinion, is adequate to absorb credit losses inherent in the portfolio. The Company utilizes both peer group analysis, as well as an historical analysis of the Company's portfolio to validate the overall adequacy of the allowance for loan losses. In addition to these objective criteria, the Company subjectively assesses the adequacy of the allowance for loan losses with consideration given to current economic conditions, changes to loan policies, the volume and type of lending, composition of the portfolio, the level of classified and criticized credits, seasoning of the loan portfolio, payment status and other factors.

In connection with acquisitions, the Company acquires certain loans considered impaired and accounts for these loans under the provisions of the AICPA's Statement of Position 03-3 ("SOP 03-3"), *Accounting for Certain Loans or Debt Securities Acquired in a Transfer*. SOP 03-3 requires the initial recognition of these loans at the present value of amounts expected to be received. The allowance for loan losses previously associated with these loans does not carry over. Any deterioration in the credit quality of these loans subsequent to acquisition would be considered in the acquirer's allowance for loan losses.

OFF-BALANCE SHEET CREDIT RELATED FINANCIAL INSTRUMENTS: The Company accounts for its guarantees in accordance with the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees* ("FIN 45"). In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

DERIVATIVE FINANCIAL INSTRUMENTS: Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, requires that all derivatives be recognized as assets or liabilities in the balance sheet at fair value. The Company may enter into derivative contracts to manage exposure to interest rate risk or to meet the financing needs of its customers.

Interest Rate Swap Agreements

The Company utilizes interest rate swap agreements to convert a portion of its variable-rate debt to a fixed rate (cash flow hedge). Interest rate swaps are contracts in which a series of interest rate flows are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged.

For derivatives designated as hedging the exposure to changes in the fair value of an asset or liability (fair value hedge), the gain or loss is recognized in earnings in the period of change together with the offsetting gain or loss to the hedged item attributable to the risk being hedged. Earnings will be affected to the extent to which the hedge is not effective in achieving offsetting changes in fair value. For derivatives designated as hedging exposure to variable cash flows of a forecasted transaction (cash flow hedge), the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings or when the hedge is terminated. The ineffective portion of the gain or loss is reported in earnings immediately. For derivatives that are not designated as hedging instruments, changes in the fair value of the derivatives are recognized in earnings immediately.

In applying hedge accounting for derivatives, the Company establishes a method for assessing the effectiveness of the hedging derivative and a measurement approach for determining the ineffective aspect of the hedge upon the inception of the hedge. These methods are consistent with the Company's approach to managing risk.

During the third quarter of 2006, the Company revised its method of accounting for interest rate swaps associated with junior subordinated debt. At the time the Company entered into the interest rate swaps, it conducted a detailed analysis of the appropriate accounting method. The Company determined that based upon SFAS No. 133 guidance available at the time, the "short-cut" method was an appropriate accounting method because the terms of the interest rate swaps and the corresponding debt matched and, as a result, the Company assumed no ineffectiveness in the hedging relationships. Based on technical interpretations of SFAS No. 133, the Company determined that the swaps did not qualify for hedge accounting under the short-cut method in the third quarter of 2006. Accordingly, the Company revised its method of accounting for the swaps, and changes in the fair value of these swaps are now recorded as noninterest income. The Company evaluated the impact of applying the change in fair value of these swaps compared to the short-cut method used under hedge accounting and concluded that the impact was not material to prior annual or quarterly periods. Accordingly, the Company recorded a cumulative adjustment for derivative gains on swaps totaling $1,292,000 during the third quarter of 2006, which is included in Trading gains (losses) on swaps in the Consolidated Statements of Income. Of this cumulative adjustment, $271,000 ($176,000 after tax), relates to the first and second quarters of 2006 and $1,021,000 ($663,000 after tax) relates to periods prior to 2006.

In addition, $374,000 in net cash swap settlements since the beginning of 2006, which were previously reported in interest expense, were reported in noninterest income in the third quarter of 2006, which is included in Trading gains (losses) on swaps in the Consolidated Statements of Income. Earnings include the increase or decrease in fair value of these derivative instruments.

Rate Lock Commitments
The Company enters into commitments to originate loans whereby the interest rate on the prospective loan is determined prior to funding ("rate lock commitments"). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value as derivative assets or liabilities, with changes in fair value recorded in net gain or loss on sale of mortgage loans. The fair value of rate lock commitments was immaterial in 2008 and 2007.

PREMISES AND EQUIPMENT: Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on a straight line basis over the estimated useful lives of 10 to 40 years for buildings and 5 to 15 years for furniture, fixtures and equipment.

OTHER REAL ESTATE: Other real estate includes all real estate, other than bank premises used in bank operations, owned or controlled by the bank, including real estate acquired in settlement of loans. Properties are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Subsequent to foreclosure, management periodically performs valuations and the assets are carried at the lower of cost or fair value less estimated selling costs. Revenue and expenses from operations, gain or loss on sale and changes in the valuation allowance are included in net expenses from foreclosed assets. Other real estate owned and foreclosed property totaled $16,312,000 and $9,413,000 at December 31, 2008 and 2007, respectively. There was no allowance for losses on foreclosed property at December 31, 2008 and 2007.

GOODWILL AND OTHER INTANGIBLE ASSETS: Goodwill is accounted for in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, and accordingly is not amortized but is evaluated at least annually for impairment. Definite-lived intangible assets continue to be amortized over their useful lives and evaluated at least quarterly for impairment.

The Company's records its title plant assets in accordance with SFAS No. 61, *Accounting for Title Plant*. Under SFAS No. 61, costs incurred to construct a title plant, including the costs incurred to obtain, organize, and summarize historical information, are capitalized until the title plant can be used to perform title searches. Purchased title plant, including a purchased undivided interest in title plant, is recorded at cost at the date of acquisition. For title plant acquired separately or as part of company acquisition, cost is measured as the fair value of the consideration given. Capitalized costs of title plant are not depreciated or charged to income unless circumstances indicate that the carrying amount of the title plant has been impaired. Impairment identifiers include a change in legal requirements or statutory practices, identification of obsolescence, and abandonment of the title plant, among others identifiers.

TRANSFERS OF FINANCIAL ASSETS: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when 1) the assets have been isolated from the Company, 2) the transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets, and 3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

INCOME TAXES: The Company and all subsidiaries file a consolidated federal income tax return on a calendar year basis. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions through Pulaski Bank, LTC and their subsidiaries. In lieu of Louisiana state income tax, IBERIABANK is subject to the Louisiana bank shares tax, which is included in noninterest expense or income tax expense in the Company's consolidated financial statements. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations for years before 2005.

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

STOCK COMPENSATION PLANS: The Company issues stock options under various plans to directors, officers and other key employees. The Company accounts for its options under SFAS No. 123(R), *Share-Based Payments*. Under the provisions of SFAS No. 123(R), the Company has adopted a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. As a result, compensation expense relating to stock options and restricted stock is reflected in net income as part of "Salaries and employee benefits" on the Consolidated Statements of Income. The Company's practice has been to grant options at no less than the fair market value of the stock at the grant date.

See Note 15 for additional information on the Company's share-based compensation plans.

EARNINGS PER COMMON SHARE: Basic earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate to outstanding stock options, warrants and unvested restricted stock, and are determined using the treasury stock method.

COMPREHENSIVE INCOME: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

SEGMENT INFORMATION: SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, requires the reporting of information about a company's operating segments using a "management approach." The Statement requires that reportable segments be identified based upon those revenue-producing components for which separate financial information is produced internally and are subject to evaluation by the chief operating decision maker in deciding how to allocate resources to segments.

The Company has evaluated its potential operating segments against the criteria specified in the Statement and has determined that no operating segment disclosures are required in 2008, 2007 or 2006.

EFFECT OF PENDING ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS 141(R), *Business Combinations*. SFAS 141(R) will impact how entities apply the acquisition method to business combinations. Significant changes to how the Company accounts for business combinations under this Statement include 1) the acquisition date will be date the acquirer obtains control, 2) all identifiable assets acquired, liabilities assumed, and noncontrolling interests in the acquiree will be stated at fair value on the acquisition date, 3) assets or liabilities arising from noncontractual contingencies will be measured at their acquisition date fair value only if it is more likely than not that they meet the definition of an asset or liability on the acquisition date, 4) adjustments subsequently made to the provisional amounts recorded on the acquisition date will be made retroactively during a measurement period not to exceed one year, 5) acquisition-related restructuring costs that do not meet the criteria in SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*, will be expensed as incurred, 6) transaction costs will be expensed as incurred, 7) reversals of deferred income tax valuation allowances and income tax contingencies will be recognized in earnings subsequent to the measurement period, and 8) the allowance for loan losses of an acquiree will not be permitted to be recognized by the acquirer. Additionally, SFAS 141(R) will require additional disclosures regarding subsequent changes to acquisition-related contingencies, contingent consideration, noncontrolling interests, acquisition-related transaction costs, fair values and cash flows not expected to be collected for acquired loans, and goodwill valuation.

The Company will be required to apply SFAS 141(R) prospectively to all business combinations completed on or after January 1, 2009. Early adoption is not permitted. For business combinations with an acquisition date before the effective date, the provisions of SFAS 141(R) will apply to the subsequent accounting for deferred income tax valuation allowances and income tax contingencies and will require any changes in those amounts to be recorded in earnings. Management is currently evaluating the effect adoption of SFAS 141(R) will have on the financial condition and results of operations of the Company.

In December 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB 51*. SFAS 160 establishes new accounting and reporting standards for noncontrolling interests in a subsidiary. SFAS 160 will require entities to classify noncontrolling interests as a component of stockholders' equity and will require subsequent changes in ownership interests in a subsidiary to be accounted for as an equity transaction. SFAS 160 will also require entities to recognize a gain or loss upon the loss of control of a subsidiary and to remeasure any ownership interest retained at fair value on that date. This statement also requires expanded disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective on a prospective basis for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, except for the presentation and disclosure requirements, which are required to be applied retrospectively. The Company does not anticipate the guidance to have a material effect on the operating results and financial position of the Company.

In March 2008, the FASB issued SFAS No. 161, *Disclosure about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133*. SFAS No. 161 requires expanded and additional disclosures about an entity's derivative and hedging activities in order to improve the transparency of financial reporting. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will adopt the provisions of SFAS No. 161 on January 1, 2009, but does not anticipate adoption will have a material effect on the operating results, financial position, or liquidity of the Company.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements in conformity with generally accepted accounting principles. The Statement is effective 60 days following the Securities and Exchange Commission's ("SEC") approval of the Public Company Accounting Oversight Board amendments to AU Section 411. The Company will adopt the provisions of SFAS No. 162 when effective but does not anticipate adoption will have a material effect on the operating results, financial position, or liquidity of the Company.

In June 2008, the FASB issued FASB EITF No. 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*. EITF 03-6-1 clarifies share-based payment awards that entitle holders to receive non-forfeitable dividends before vesting should be considered participating securities and thus included in the calculation of basic earnings per share. Currently, the Company includes unvested share payment awards in the calculation of diluted earnings per share under the treasury stock method. These awards will now be included in the calculation of basic earnings per share under the two-class method, a change that may reduce both basic and diluted earnings per share. The two-class method allocates earnings for the period between common shareholders and other security holders. The participating awards receiving dividends will be allocated the same amount of income as if they were outstanding shares. EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, as well as interim periods within those years. Once effective, all prior period earnings per share data presented must be adjusted retrospectively to conform to the provisions. Early application is not permitted. The Company is currently evaluating the effects EITF 03-6-1 will have on its earnings per share, but does not believe it will have a material effect on the operating results, financial position, or liquidity of the Company.

In November 2008, the SEC issued a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board ("IASB"). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its operating results and financial condition, and will continue to monitor the development of the potential implementation of IFRS.

NOTE 2 – ACQUISITION ACTIVITY

Pulaski Investment Corporation

On January 31, 2007, the Company acquired all of the outstanding stock of Pulaski Investment Corporation ("PIC"), the holding company for Pulaski Bank of Little Rock, Arkansas, for 1,133,064 shares of the Company's common stock and cash of $65.0 million. The transaction was accounted for as a purchase and had a total value of $130,818,000. The acquisition extended the Company's presence into central Arkansas and other states through its mortgage subsidiary, PMC. The PIC transaction resulted in $92,441,000 of goodwill and $5,617,000 of core deposit intangibles. The goodwill acquired is not tax deductible. The core deposit intangible is being amortized over the estimated useful life of ten years using the straight line method.

Pocahontas Bancorp, Inc.

On February 1, 2007, the Company acquired all of the outstanding stock of Pocahontas Bancorp, Inc. ("Pocahontas"), the holding company for First Community Bank ("FCB") of Jonesboro, Arkansas, for 1,287,793 shares of the Company's common stock. The transaction was accounted for as a purchase and had a total value of $75,424,000. The acquisition extended the Company's presence into Northeast Arkansas. The Pocahontas transaction resulted in $41,956,000 of goodwill and $7,029,000 of core deposit intangibles. The goodwill acquired is not tax deductible. The core deposit intangible is being amortized over the estimated useful life of ten years using the straight line method.

Pulaski Bank and FCB were merged on April 22, 2007. The combined financial institution is a federal stock savings bank headquartered in Little Rock, Arkansas and operates under the corporate title of "Pulaski Bank and Trust Company".

United Title of Louisiana, Inc.

The Company acquired United Title of Louisiana, Inc. ("United") on April 2, 2007. United operates eight offices in Louisiana. The transaction was accounted for as a purchase and had a total value of approximately $5,800,000. United operates as a subsidiary of LTC.

Kingdom Capital Management, Inc.

The Company acquired Kingdom Capital Management, Inc. ("Kingdom Capital") on January 7, 2008. Kingdom Capital provides comprehensive fee-based private wealth management services in New Orleans, Louisiana for private banking clients, pension funds, corporations, and trusts. Upon acquisition, Kingdom Capital began doing business as IBERIABANK Asset Management, Inc. ("IAM"). The transaction had a total value of $650,000.

Allocation of the purchase price resulted in goodwill of $631,000 and net assets of $19,000.

American Abstract and Title Company

The Company acquired American Abstract and Title Company ("AAT") on March 2, 2008. AAT operates 2 offices in Arkansas. The transaction had a total value of $5,000,000. Additional consideration will be paid should AAT meet certain revenue thresholds. The contingency period is 5 years and could result in maximum additional consideration of $500,000. AAT operates as a subsidiary of LTC.

Allocation of the purchase price resulted in goodwill of $4,953,000 and other assets of $47,000.

ANB Financial, N.A.

On May 9, 2008, Pulaski Bank entered into a Purchase and Assumption Agreement (the "Agreement") with the Federal Deposit Insurance Corporation ("FDIC"), as receiver of ANB Financial, N.A., Bentonville, Arkansas ("ANB"). Pulaski Bank currently operates eight former ANB offices in Northwest Arkansas.

Pulaski Bank advanced $45,863,000 in cash to the FDIC in partial settlement of the difference between the amount of assets purchased by Pulaski Bank and deposits and other liabilities assumed, less the premium to be paid by Pulaski Bank in the transaction.

The assets of ANB purchased by Pulaski Bank include $180,046,000 in cash, including fed funds and deposits with the Federal Reserve, $44,923,000 of investment securities, all of which are U.S. Treasury and agency securities,

$1,945,000 of loans secured by deposits, and $194,000 of accrued interest. No adjustment to the book value of any asset has been made for loan premiums, discounts or any related deferred income or fees, or loan loss reserves. Pulaski Bank also acquired $12,874,000 in premises, furniture, fixtures, and equipment associated with these offices.

The FDIC has the right to retain or repurchase certain loans deemed essential to its role as receiver, including loans to officers, directors and affiliates of ANB, loans related to investigations or legal proceedings by the receiver, and loans secured by collateral that also secures assets owned by the receiver.

Pulaski Bank assumed $189,708,000 in insured deposits associated with this transaction. Insured deposits include public fund deposits to the extent those deposits were properly secured and exclude brokered and uninsured deposits. In association with this transaction, Pulaski Bank paid a deposit premium of $1,865,000. Pulaski Bank also assumed some liabilities, primarily accrued interest payable of $512,000 on deposits.

The assets purchased and liabilities assumed in the ANB transaction are subject to adjustment up to the settlement date to reflect the actual book value of the assets and liabilities acquired. The settlement date of the transaction was to be 180 days after the closing date, but has been extended by the FDIC.

The FDIC has generally agreed to indemnify Pulaski Bank against all costs, losses, liabilities, and expenses, including legal fees, incurred in connection with certain third party claims that may be brought against Pulaski Bank based on liabilities of ANB that were not assumed by Pulaski Bank under the Agreement. Pulaski Bank has agreed to indemnify the FDIC against certain costs, losses, liabilities and expenses, including legal fees, incurred in connection with certain third party claims that may be brought against the FDIC based on liabilities or obligations of ANB that were assumed by Pulaski Bank under the Agreement.

Pulaski Bank paid deposit processing fees to the FDIC of $177,000 during the second quarter of 2008. In addition, the Company paid additional merger-related expenses during 2008 of $2,303,000 including salaries and personnel costs of temporary employees, travel expenses, and legal and professional services. These fees and other costs were expensed as incurred.

The results of operations of the acquired companies subsequent to the acquisition dates are included in the Company's consolidated statements of income. The following unaudited pro forma information for the years ended December 31, 2007 and 2006 reflects the Company's estimated consolidated results of operations as if the acquisitions of PIC and Pocahontas occurred at January 1, 2006, unadjusted for potential cost savings. The effect of the acquisitions of United, AAT, and ANB are not included in the pro forma results below, as inclusion of the results of operations of those acquired entities would not have a material effect on the consolidated pro forma results for the years ended December 31, 2008, 2007, and 2006.

(dollars in thousands, except per share data)		2007		2006
Interest and noninterest income	$	268,823	$	241,810
Net income	$	40,931	$	41,104
Earnings per share – basic	$	3.30	$	3.32
Earnings per share – diluted	$	3.19	$	3.16

NOTE 3 – INVESTMENT SECURITIES

The amortized cost and fair values of investment securities, with gross unrealized gains and losses, consist of the following:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2008				
Securities available for sale:				
U.S. Government-sponsored enterprise obligations	$ 75,719	$ 983	$ (85)	$ 76,617
Obligations of state and political subdivisions	44,876	790	(985)	44,681
Mortgage backed securities	687,244	19,299	(71)	706,472
Other securities	952	21	-	973
Total securities available for sale	$ 808,791	$ 21,093	$ (1,141)	$ 828,743
Securities held to maturity:				
U.S. Government-sponsored enterprise obligations	$ 5,031	$ 236	$ -	$ 5,267
Obligations of state and political subdivisions	52,745	512	(647)	52,610
Mortgage backed securities	2,957	118	(2)	3,073
Total securities held to maturity	$ 60,733	$ 866	$ (649)	$ 60,950
December 31, 2007				
Securities available for sale:				
U.S. Government-sponsored enterprise obligations	$ 64,729	$ 449	$ (4)	$ 65,174
Obligations of state and political subdivisions	44,176	671	(78)	44,769
Mortgage backed securities	626,495	9,083	(1,112)	634,466
Other securities	952	22	-	974
Total securities available for sale	$ 736,352	$ 10,225	$ (1,194)	$ 745,383
Securities held to maturity:				
U.S. Government-sponsored enterprise obligations	$ 8,050	$ 88	$ (9)	$ 8,129
Obligations of state and political subdivisions	47,648	493	(69)	48,072
Mortgage backed securities	3,796	129	(1)	3,924
Total securities held to maturity	$ 59,494	$ 710	$ (79)	$ 60,125

Securities with carrying values of $696,023,000 and $688,959,000 were pledged to secure public deposits and other borrowings at December 31, 2008 and 2007, respectively.

Management evaluates securities for other-than-temporary impairment at least quarterly, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to 1) the length of time and the extent to which the fair value has been less than amortized cost, 2) the financial condition and near-term prospects of the issuer, and 3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value above amortized cost. In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. As of December 31, 2007, management's assessment concluded the decline in fair value of one investment was deemed to be other than temporary. During the fourth quarter of 2007, the Company recorded a $302,000 impairment charge associated with the loss of the credit enhancement provided by a monoline insurer of a municipal revenue bond held by the Company. No other declines in fair value were deemed other-than-temporary. As of December 31, 2008, management's assessment concluded that no declines are deemed to be other than temporary.

Information pertaining to securities with gross unrealized losses at December 31, 2008, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months		Total	
(dollars in thousands)	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
December 31, 2008						
Securities available for sale:						
U.S. Government-sponsored enterprise obligations	$ (85)	$ 8,077	$ -	$ -	$ (85)	$ 8,077
Obligations of state and political subdivisions	(140)	5,903	(845)	3,386	(985)	9,289
Mortgage backed securities	(63)	11,096	(8)	1,266	(71)	12,362
Total securities available for sale	$ (288)	$ 25,076	$ (853)	$ 4,652	$ (1,141)	$ 29,728
Securities held to maturity:						
U.S. Government-sponsored enterprise obligations	$ -	$ -	$ -	$ -	$ -	$ -
Obligations of state and political subdivisions	(628)	17,226	(19)	867	(647)	18,093
Mortgage backed securities	-	-	(2)	123	(2)	123
Total securities held to maturity	$ (628)	$ 17,226	$ (21)	$ 990	$ (649)	$ 18,216
December 31, 2007						
Securities available for sale:						
U.S. Government-sponsored enterprise obligations	$ -	$ -	$ (4)	$ 1,005	$ (4)	$ 1,005
Obligations of state and political subdivisions	(58)	3,202	(20)	3,978	(78)	7,180
Mortgage backed securities	(8)	3,586	(1,104)	116,262	(1,112)	119,848
Total securities available for sale	$ (66)	$ 6,788	$ (1,128)	$ 121,245	$ (1,194)	$ 128,033
Securities held to maturity:						
U.S. Government-sponsored enterprise obligations	$ -	$ -	$ (9)	$ 2,991	$ (9)	$ 2,991
Obligations of state and political subdivisions	(69)	8,277	-	-	(69)	8,277
Mortgage backed securities	-	-	(1)	207	(1)	207
Total securities held to maturity	$ (69)	$ 8,277	$ (10)	$ 3,198	$ (79)	$ 11,475

At December 31, 2008, 112 debt securities have unrealized losses of 3.6% of the securities' amortized cost basis and 0.2% of the Company's total amortized cost basis. The unrealized losses for each of the 112 securities relate principally to market interest rate changes. 14 of the 112 securities have been in a continuous loss position for over twelve months. These 14 securities have an aggregate amortized cost basis and unrealized loss of $6,514,000 and $873,000, respectively. The 14 securities were primarily issued by either Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) or by state and political subdivisions (Municipals) and are rated AAA or Aaa by Standard and Poor's or Moody's, respectively. As management has the intent and ability to hold debt securities until maturity, or until anticipated recovery if classified as available for sale, except as noted above, no declines are deemed to be other than temporary.

At December 31, 2007, 131 debt securities had unrealized losses of 0.9% of the securities' amortized cost basis and 0.2% of the Company's total amortized cost basis. The unrealized losses for the 131 securities related principally to market interest rate changes. 88 of the 131 securities had been in a continuous loss position for over twelve months. The securities had an aggregate amortized cost basis and unrealized loss of $125,581,000 and $1,138,000, respectively. Similar to the current year, in 2007 the 88 securities were primarily issued by either Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac) or by state and political subdivisions (Municipals) and are rated AAA or Aaa by Standard and Poor's or Moody's, respectively. As management had the intent and ability to hold debt securities until maturity, or until anticipated recovery if the securities were classified as available for sale, except as noted above, no declines were deemed to be other than temporary.

The amortized cost and estimated fair value by maturity of investment securities at December 31, 2008 are shown in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities.

	Securities Available for Sale			Securities Held to Maturity		
(dollars in thousands)	Weighted Average Yield	Amortized Cost	Fair Value	Weighted Average Yield	Amortized Cost	Fair Value
Within one year or less	4.31%	$ 9,645	$ 9,767	3.90%	$ 1,190	$ 1,197
One through five years	4.11	100,732	102,310	4.14	14,066	14,413
After five through ten years	4.95	266,936	275,382	4.60	15,104	15,436
Over ten years	5.09	431,478	441,284	4.49	30,373	29,904
Totals	4.92%	$ 808,791	$ 828,743	4.42%	$ 60,733	$ 60,950

The following is a summary of realized gains and losses from the sale of securities classified as available for sale.

	Years Ended December 31,		
(dollars in thousands)	2008	2007	2006
Realized gains	$ 1,138	$ 619	$ -
Realized losses	(36)	(24)	(4,087)
Net realized gains (losses)	$ 1,102	$ 595	$ (4,087)

Realized losses in 2007 include a $302,000 loss recorded on the other-than-temporary impairment of a municipal revenue bond held by the Company.

At December 31, 2008, the Company's exposure to two investment security issuers individually exceeded 10% of shareholders' equity:

(dollars in thousands)	Amortized Cost	Market Value
Federal National Mortgage Association (Fannie Mae)	$ 357,350	$ 368,500
Federal Home Loan Mortgage Corporation (Freddie Mac)	323,740	331,517
	$ 681,090	$ 700,017

NOTE 4 – LOANS RECEIVABLE

Loans receivable at December 31, 2008 and 2007 consists of the following:

(dollars in thousands)		2008		2007
Residential mortgage loans:				
Residential 1-4 family	$	498,740	$	515,912
Construction/ Owner Occupied		36,693		60,558
Total residential mortgage loans		535,433		576,470
Commercial loans:				
Real estate		1,522,965		1,369,882
Business		775,625		634,495
Total commercial loans		2,298,590		2,004,377
Consumer loans:				
Indirect automobile		265,722		240,860
Home equity		501,036		424,716
Other		143,621		183,616
Total consumer loans		910,379		849,192
Total loans receivable	$	3,744,402	$	3,430,039

Loans receivable includes approximately $1,360,565,000 and $1,049,770,000 of adjustable rate loans and $2,383,837,000 and $2,380,269,000 of fixed rate loans at December 31, 2008 and 2007, respectively. The amount of loans for which the accrual of interest has been discontinued totaled approximately $27,825,000 and $36,107,000 at December 31, 2008 and 2007, respectively. The amount of interest income that would have been recorded in 2008, 2007 and 2006 if these loans had been current in accordance with their original terms was approximately $1,244,000, $616,000 and $227,000, respectively. Accruing loans past due 90 days or more total $2,481,000 and $2,655,000 as of December 31, 2008 and 2007, respectively.

A summary of changes in the allowance for loan losses for the years ended December 31, 2008, 2007 and 2006 is as follows:

(dollars in thousands)		2008		2007		2006
Balance, beginning of year	$	38,285	$	29,922	$	38,082
Addition due to purchase transaction		-		8,746		-
Provision charged (reversed) to operations		12,568		1,525		(7,803)
Loans charged-off		(12,882)		(4,706)		(2,621)
Recoveries		2,901		2,798		2,264
Balance, end of year	$	40,872	$	38,285	$	29,922

The following is a summary of information pertaining to impaired loans as of December 31:

(dollars in thousands)		2008		2007
Impaired loans without a valuation allowance	$	1,438	$	2,419
Impaired loans with a valuation allowance		25,677		35,148
Total impaired loans	$	27,115	$	37,567
Valuation allowance related to impaired loans	$	2,794	$	3,947

(dollars in thousands)	2008	2007	2006
Average investment in impaired loans	$ 32,299	$ 18,932	$ 5,182
Interest income recognized on impaired loans	848	1,115	419
Interest income recognized on a cash basis on impaired loans	878	1,118	454
Nonaccrual loans	27,825	36,107	2,701
Accruing loans more than 90 days past due	2,481	2,655	310

As of December 31, 2008, the Company was not committed to lend additional funds to any customer whose loan was classified as impaired.

The Company acquires loans individually and in groups or portfolios. Under AICPA Statement of Position (SOP) 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer*, for certain acquired loans that have experienced deterioration of credit quality between origination and the Company's acquisition of the loans, the amount paid for a loan reflects the Company's determination that it is probable the Company will be unable to collect all amounts due according to the loan's contractual terms. At acquisition, the Company reviews each loan to determine whether there is evidence of deterioration of credit quality since origination and if it is probable that the Company will be unable to collect all amounts due according to the loan's contractual terms. If both conditions exist, the Company determines whether each such loan is to be accounted for individually or whether such loans will be assembled into pools of loans based on common risk characteristics. The Company considers expected prepayments and estimates the amount and timing of undiscounted expected principal, interest and other cash flows for each loan and subsequently aggregated pool of loans. The Company determines the excess of the loan's or pool's scheduled contractual principal and contractual interest payments over all cash flows expected at acquisition as an amount that should not be accreted (nonaccretable difference). The remaining amount, representing the excess of the loan's or pool's cash flows expected to be collected over the amount paid, is accreted into interest income over the remaining life of the loan or pool (accretable yield).

Over the life of the loan or pool, the Company continues to estimate cash flows expected to be collected. The Company evaluates at the balance sheet date whether the present value of its loans determined using the effective interest rates has decreased and if so, recognizes a loss. For any remaining increases in cash flows expected to be collected, the Company adjusts the amount of accretable yield recognized on a prospective basis over the loan's or pool's remaining life.

The Company acquired certain impaired loans through the PIC, Pocahontas and American Horizons acquisitions which are subject to SOP 03-3. The Company's allowance for loan losses for all acquired loans subject to SOP 03-3 would reflect only those losses incurred after acquisition. The carrying value of these loans, $1,438,000, is included in the balance sheet amounts of loans as of December 31, 2008.

The following is a summary of the impaired loans acquired in the PIC and Pocahontas acquisitions during 2007 as of the dates of acquisition.

(dollars in thousands)		
Contractually required principal and interest at acquisition	$	18,688
Nonaccretable difference (expected losses and foregone interest)		5,718
Cash flows expected to be collected at acquisition		12,970
Accretable yield		2,087
Basis in acquired loans at acquisition	$	10,883

The following is a summary of changes in the accretable yields of acquired impaired loans during 2008 and 2007.

(dollars in thousands)	Accretable Yield			
		2008		2007
Balance, beginning of year	$	164	$	122
Additions		-		2,087
Adjustments to accretable yield through goodwill		-		(1,998)
Accretion		(258)		(47)
Transfers from nonaccretable difference to accretable yield		411		-
Disposals		-		-
Balance, end of year	$	317	$	164

NOTE 5 – LOAN SERVICING

Loans serviced for others, consisting primarily of commercial loan participations sold, are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others were $56,183,000 and $50,968,000 at December 31, 2008 and 2007, respectively. Custodial escrow balances maintained in connection with the foregoing portfolio of loans serviced for others, and included in demand deposits, were $10,000 and $25,000 at December 31, 2008 and 2007, respectively.

NOTE 6 – PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2008 and 2007 consists of the following:

(dollars in thousands)		2008		2007
Land	$	34,240	$	31,335
Buildings		99,923		88,454
Furniture, fixtures and equipment		53,737		54,870
Total premises and equipment		187,900		174,659
Less accumulated depreciation		56,496		52,207
Total premises and equipment, net	$	131,404	$	122,452

Depreciation expense was $8,600,000, $8,416,000 and $4,201,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company actively engages in leasing office space available in buildings it owns. Leases have different terms ranging from monthly rental to five-year leases. At December 31, 2008, income from these leases averaged $100,000 per month. Total lease income for 2008, 2007 and 2006 was $1,867,000, $1,208,000, and $1,101,000, respectively. Income from leases is reported as a reduction in occupancy and equipment expense. The total allocated cost of the portion of the buildings held for lease at December 31, 2008 and 2007 was $10,870,000 and $10,877,000, respectively, with related accumulated depreciation of $2,460,000 and $2,254,000, respectively.

The Company leases certain branch offices, land and ATM facilities through non-cancelable operating leases with terms that range from one to thirty-two years, with renewal options thereafter. Certain of the leases have escalation clauses and renewal options ranging from monthly renewal to fifteen years. Total rent expense for the years ended December 31, 2008, 2007 and 2006 amounted to $4,075,000, $3,455,000 and $1,093,000, respectively.

Minimum future annual rent commitments under these agreements for the indicated periods follow:

(dollars in thousands)		Amount
Year Ending December 31,		
2009	$	3,758
2010		3,066
2011		2,217
2012		1,712
2013		1,174
2014 and thereafter		3,437
Total	$	15,364

NOTE 7 – GOODWILL AND OTHER INTANGIBLE ASSETS

The Company performed the required annual impairment tests of goodwill as of October 1, 2008 and 2007. The results of these tests did not indicate impairment of the Company's recorded goodwill. Changes to the carrying amount of goodwill not subject to amortization for the years ended December 31, 2008 and 2007 are provided in the following table.

(dollars in thousands)	Amount
Balance, December 31, 2006	$ 92,779
Goodwill acquired during the year	138,398
Balance, December 31, 2007	231,177
Goodwill acquired during the year	5,584
Balance, December 31, 2008	$ 236,761

The Company had title plant assets totaling $6,722,000 and $6,714,000 at December 31, 2008 and 2007, respectively. The Company performed the required annual impairment tests of its title plant as of October 1, 2008 and 2007. The results of these tests did not indicate impairment of the Company's recorded title plant.

The Company's purchase accounting intangible assets from prior acquisitions which are subject to amortization include core deposit intangibles, amortized on a straight line or accelerated basis over an 9.8 year average, and mortgage servicing rights, amortized over the remaining servicing life of the loans, with consideration given to prepayment assumptions. The definite-lived intangible assets had the following carrying values:

	December 31, 2008			December 31, 2007		
(dollars in thousands)	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Amount**	**Gross Carrying Amount**	**Accumulated Amortization**	**Net Carrying Amount**
Core deposit intangibles	$ 24,790	$ 8,597	$ 16,193	$ 22,925	$ 6,189	$ 16,736
Non-compete agreements	18	12	6	5	5	-
Mortgage servicing rights	406	218	188	209	190	19
Total	$ 25,214	$ 8,827	$ 16,387	$ 23,139	$ 6,384	$ 16,755

During 2008, the Company recorded $1,865,000 in core deposit intangible assets related to the deposits acquired in the ANB acquisition. The increase in non-compete agreements is due to a non-compete agreement recorded as part of the Company's acquisition in January 2008 of IAM. During 2008, the Company also recorded additional mortgage servicing rights of $197,000 during 2008 at the Company's PMC subsidiary.

The related amortization expense of purchase accounting intangible assets is as follows:

(dollars in thousands)	**Amount**
Aggregate amortization expense:	
For the year ended December 31, 2006	$ 1,172
For the year ended December 31, 2007	2,223
For the year ended December 31, 2008	2,456
Estimated amortization expense:	
For the year ended December 31, 2009	$ 2,539
For the year ended December 31, 2010	2,526
For the year ended December 31, 2011	2,076
For the year ended December 31, 2012	1,982
For the year ended December 31, 2013	1,975
For the years ended December 31, 2014 and thereafter	5,289

NOTE 8 – DEPOSITS

Certificates of deposit with a balance of $100,000 and over were $685,639,000 and $639,934,000 at December 31, 2008 and 2007, respectively. A schedule of maturities of all certificates of deposit as of December 31, 2008 is as follows:

(dollars in thousands)	**Amount**
Year Ending December 31,	
2009	$ 1,196,685
2010	256,968
2011	39,196
2012	92,518
2013	13,033
2014 and thereafter	722
Total	$ 1,599,122

NOTE 9 – SHORT-TERM BORROWINGS

Short-term borrowings at December 31, 2008 and 2007 are summarized as follows:

(dollars in thousands)	2008	2007
Federal Home Loan Bank advances	$ 58,000	$ 300,450
Securities sold under agreements to repurchase	150,213	135,696
Total short-term borrowings	$ 208,213	$ 436,146

Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature daily. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

The short-term borrowings at December 31, 2008 consist of an FHLB advance with a maturity term of two days, at a fixed interest rate of 0.50%. The short-term borrowings at December 31, 2007 consisted of FHLB advances with maturity terms of two, seven, fourteen and twenty-one days, at fixed interest rates ranging from 2.00% to 4.36%.

Additional information on the Company's short-term borrowings for the years indicated is as follows:

(dollars in thousands)	2008	2007	2006
Outstanding at December 31	$ 208,213	$ 436,146	$ 202,605
Maximum month-end outstandings	293,000	467,123	203,274
Average daily outstandings	80,394	357,743	116,165
Average rate during the year	2.14%	4.39%	3.32%
Average rate at year end	0.50%	4.12%	4.25%

NOTE 10 – LONG-TERM DEBT

Long-term debt at December 31, 2008 and 2007 is summarized as follows:

(dollars in thousands)	2008	2007
Federal Home Loan Bank notes at:		
2.108 to 4.550% variable, 3 month LIBOR index	$ 45,000	$ 45,000
2.591 to 7.040% fixed	378,199	292,528
Correspondent Bank Note		
3 year term, variable, 3 month LIBOR index plus 1.00%	8,333	15,000
Junior subordinated debt:		
Correspondent Bank Capital Note, 3 month LIBOR[1] plus 3.00%	$25,000	-
Statutory Trust I, 3 month LIBOR plus 3.25%	10,310	10,310
Statutory Trust II, 3 month LIBOR plus 3.15%	10,310	10,310
Statutory Trust III, 3 month LIBOR plus 2.00%	10,310	10,310
Statutory Trust IV, 3 month LIBOR plus 1.60%	15,464	15,464
American Horizons Statutory Trust I, 3 month LIBOR plus 3.15%	6,186	6,204
Statutory Trust V, 3 month LIBOR plus 1.435%	10,310	10,310
Statutory Trust VI, 3 month LIBOR plus 2.75%	12,372	12,372
Statutory Trust VII, 3 month LIBOR plus 2.54%	13,403	13,403
Pocahontas Trust I, Fixed rate of 10.18%	7,841	7,989
Pulaski Trust I, Fixed rate of 10.875%	8,224	8,424
Statutory Trust VIII, 3 month LIBOR plus 3.50%	7,217	-
Total long-term debt	$ 568,479	$ 457,624

[1] The interest rate on the Company's long-term debt indexed to LIBOR is based on the 3-month LIBOR rate. At December 31, 2008, the 3-month LIBOR rate was 1.425%.

FHLB advance repayments are amortized over periods ranging from two to thirty years, and have a balloon feature at maturity. Advances are collateralized by a blanket pledge of mortgage loans and a secondary pledge of FHLB stock and FHLB demand deposits. Total additional advances available from the FHLB at December 31, 2008 were $712,938,000 under the blanket floating lien and $115,109,000 with a pledge of investment securities. The weighted average rate at December 31, 2008 was 4.22%.

The Company has various funding arrangements with commercial banks providing up to $170,000,000 in the form of federal funds and other lines of credit. At December 31, 2008, there were no balances outstanding on these lines and all of the funding was available to the Company.

At December 31, 2008, the Company was not in compliance with one of the financial covenants on its $25.0 million line of credit with a correspondent bank. The Company's return on average assets, calculated at 0.62% for the fourth quarter of 2008 and defined for purposes of the agreement as the Company's net income as a percentage of average total assets, did not meet the minimum ratio of 0.85% specified in the agreement. Non-compliance with the financial covenants could terminate the agreement, thereby making any outstanding advances plus accrued interest and fees, payable immediately. Subsequent to December 31, 2008, the Company obtained a written waiver of this default for the fiscal quarter ended December 31, 2008. There were no outstanding advances on the line of credit at December 31, 2008.

Junior subordinated debt consists of a total of $111,947,000 in Junior Subordinated Deferrable Interest Debentures of the Company issued to statutory trusts that were funded by the issuance of floating rate capital securities of the trusts and a $25,000,000 capital note issued to a correspondent bank during July 2008. Issuances of $10,310,000 each were completed in November 2002, June 2003, September 2004, and June 2007 and an issuance of $15,464,000 was completed in October 2006. The issue of $6,186,000 completed in March 2003 was assumed in the American Horizons acquisition. Issuances of $7,841,000 and $8,224,000 were assumed in the Pocahontas and PIC acquisitions, respectively. The Company issued $25,775,000 in November 2007 and $7,217,000 in March 2008 to provide funding for various business activities, primarily loan growth.

The term of the securities is 30 years, and they are callable at par by the Company anytime after 5 years. Interest is payable quarterly and may be deferred at any time at the election of the Company for up to 20 consecutive quarterly periods. During a deferral period, the Company is subject to certain restrictions, including being prohibited from declaring dividends to its common shareholders. The capital note matures in seven years and is callable in full or in $1,000,000 increments by the Company at anytime within the seven-year term subject to 30-day written notice to the noteholder. Interest on the note is payable quarterly.

The debentures qualify as Tier 1 Capital and the capital note qualifies as Tier 2 capital for regulatory purposes.

Advances and long-term debt at December 31, 2008 have maturities or call dates in future years as follows:

(dollars in thousands)		Amount
Year Ending December 31,		
2009	$	168,073
2010		86,015
2011		89,643
2012		88,513
2013		22,196
2014 and thereafter		114,039
Total	$	568,479

NOTE 11 – ON-BALANCE SHEET DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company has stand alone derivative financial instruments in the form of interest rate swap agreements and rate lock agreements, which derive their value from underlying interest rates. Many of these standalone derivative financial instruments are with the Company's own customers. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivatives are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the derivative instruments, is reflected on the Company's balance sheet in other assets and other liabilities.

The Company is exposed to credit-related losses in the event of nonperformance by the counterparties to these agreements. The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect any counterparties to fail their obligations. The Company deals only with primary dealers.

Derivative instruments are generally either negotiated over-the-counter (OTC) contracts or standardized contracts executed on a recognized exchange. Negotiated OTC derivative contracts are generally entered into between two counterparties that negotiate specific agreement terms, including the underlying instrument, amount, exercise prices and maturity.

At December 31, 2008 and 2007, the information pertaining to outstanding interest rate swap agreements is as follows:

(dollars in thousands)		2008		2007
Notional amount	$	391,125	$	173,036
Weighted average pay rate		3.5%		3.4%
Weighted average receive rate		4.0%		3.5%
Weighted average maturity in years		9.2		5.8
Unrealized gain (loss) relating to interest rate swaps	$	(1,241)	$	(146)

Changes in the fair value of interest rate swaps designated as hedging the variability of cash flows associated with long-term debt are reported in other comprehensive income. These amounts subsequently are reclassified into interest income and interest expense as a yield adjustment in the same period in which the related interest on the long-term debt affects earnings. As a result of these interest rate swaps, interest expense was increased by $275,000 and decreased by $144,000 for the years ended December 31, 2008 and 2007, respectively. Net cash settlements received on interest rate swaps not qualifying for hedge accounting in 2008 amounted to $5,000 and are reported in noninterest income.

NOTE 12 – INCOME TAXES

The provision for income tax expense consists of the following:

	Years Ended December 31,		
(dollars in thousands)	2008	2007	2006
Current expense	$ 15,063	$ 9,311	$ 8,100
Deferred expense (benefit)	(305)	2,004	4,381
Tax credits	(760)	(848)	(927)
Tax benefits attributable to items charged to equity and goodwill	1,872	6,693	2,981
Total income tax expense	$ 15,870	$ 17,160	$ 14,535

There was a balance payable of $4,642,000 and a balance receivable of $864,000 for federal and state income taxes at December 31, 2008 and 2007, respectively. The provision for federal income taxes differs from the amount computed by applying the federal income tax statutory rate of 35 percent on income from operations as indicated in the following analysis:

	Years Ended December 31,		
(dollars in thousands)	2008	2007	2006
Federal tax based on statutory rate	$ 19,524	$ 20,465	$ 17,581
State tax based on statutory rate	987	1,261	582
Increase (decrease) resulting from:			
Effect of tax-exempt income	(4,227)	(4,324)	(3,039)
Interest and other nondeductible expenses	770	881	555
Tax credits	(760)	(848)	(927)
Other	(424)	(275)	(217)
Income tax expense	$ 15,870	$ 17,160	$ 14,535
Effective rate	28.5%	29.3%	28.9%

The net deferred tax asset at December 31, 2008 and 2007 is as follows:

(dollars in thousands)		2008		2007
Deferred tax asset:				
Allowance for loan losses	$	14,533	$	13,428
Discount on purchased loans		334		348
Deferred compensation		1,430		1,487
Investments acquired		1,344		2,282
Borrowings		280		620
Swap loss		71		-
Unrealized loss on cash flow hedges		434		78
Other		2,646		2,154
Subtotal		21,072		20,397
Deferred tax liability:				
FHLB stock		(760)		(1,359)
Premises and equipment		(4,301)		(3,752)
Acquisition intangibles		(9,746)		(9,810)
Time Deposits		-		(13)
Deferred loan costs		(1,654)		(1,643)
Unrealized gain on investments classified as available for sale		(6,983)		(3,161)
Swap gain				(27)
Other		(3,323)		(3,166)
Subtotal		(26,767)		(22,931)
Deferred tax asset (liability), net	$	(5,695)	$	(2,534)

Retained earnings at December 31, 2008 and 2007 included approximately $21,864,000 accumulated prior to January 1, 1987 for which no provision for federal income taxes has been made. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. The Company does not believe it has any unrecognized tax benefits included in its consolidated financial statements. The Company has not had any settlements in the current period with taxing authorities, nor has it recognized tax benefits as a result of a lapse of the applicable statute of limitations.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in noninterest expense. During the years ended December 31, 2008, 2007, and 2006, the Company did not recognize any interest or penalties in its consolidated financial statements, nor has it recorded an accrued liability for interest or penalty payments.

NOTE 13 – EARNINGS PER SHARE

Weighted average shares of common stock outstanding for basic EPS excludes the weighted average unvested shares in the Recognition and Retention Plan ("RRP") of 391,230, 407,706, and 333,753 shares at December 31, 2008, 2007 and 2006, respectively, and the weighted average shares purchased in Treasury Stock of 1,884,549, 1,979,790, and 2,131,786, at December 31, 2008, 2007, and 2006, respectively. Shares not included in the calculation of diluted EPS because they are anti-dilutive were stock options of 373,390, 326,501, and 57,643 and RRP grants of 203,975, 284,781, and 35,477 at December 31, 2008, 2007 and 2006, respectively. The following sets forth the computation of basic net income per common share and diluted net income per common share.

	Years Ended December 31,		
	2008	2007	2006
Numerator:			
Income applicable to common shares	$ 39,564,000	$ 41,310,000	$ 35,695,000
Denominator:			
Weighted average common shares outstanding	12,688,741	12,203,127	9,401,245
Effect of dilutive securities:			
Stock options outstanding	273,614	360,697	516,079
Warrants	7,699	7,756	9,185
Restricted stock grants	56,843	69,687	66,843
Weighted average common shares outstanding - assuming dilution	13,026,897	12,641,267	9,993,352
Earnings per common share	$ 3.12	$ 3.39	$ 3.80
Earnings per common share – assuming dilution	$ 3.04	$ 3.27	$ 3.57

NOTE 14 – CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS

The Company, IBERIABANK, and Pulaski Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company, IBERIABANK, and Pulaski Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company, IBERIABANK, and Pulaski Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2008 and 2007, that the Company, IBERIABANK, and Pulaski Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from the Federal Deposit Insurance Corporation categorized IBERIABANK and Pulaski Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed either entity's category. The Company's, IBERIABANK's, and Pulaski Bank's actual capital amounts and ratios as of December 31, 2008 and 2007 are presented in the following table.

(dollars in thousands)	Actual		Minimum		Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2008						
Tier 1 leverage capital:						
IBERIABANK Corporation	$ 570,851	11.27%	$ 202,555	4.00%	$ N/A	N/A%
IBERIABANK	276,506	7.58	145,897	4.00	182,371	5.00
Pulaski Bank	120,255	8.78	54,786	4.00	68,482	5.00
Tier 1 risk-based capital:						
IBERIABANK Corporation	570,851	14.07	162,338	4.00	N/A	N/A
IBERIABANK	276,506	9.10	121,528	4.00	182,292	6.00
Pulaski Bank	120,255	12.50	38,482	4.00	57,722	6.00
Total risk-based capital:						
IBERIABANK Corporation	636,723	15.69	324,675	8.00	N/A	N/A
IBERIABANK	328,177	10.80	243,055	8.00	303,819	10.00
Pulaski Bank	132,128	13.74	76,930	8.00	96,163	10.00
December 31, 2007						
Tier 1 leverage capital:						
IBERIABANK Corporation	$ 339,711	7.42%	$ 183,140	4.00%	$ N/A	N/A%
IBERIABANK	249,099	7.40	134,698	4.00	168,372	5.00
Pulaski Bank	90,434	7.68	47,093	4.00	58,867	5.00
Tier 1 risk-based capital:						
IBERIABANK Corporation	339,711	9.32	145,752	4.00	N/A	N/A
IBERIABANK	249,099	9.14	109,020	4.00	163,530	6.00
Pulaski Bank	90,434	10.16	35,605	4.00	53,408	6.00
Total risk-based capital:						
IBERIABANK Corporation	377,996	10.37	291,505	8.00	N/A	N/A
IBERIABANK	273,516	10.04	218,040	8.00	272,550	10.00
Pulaski Bank	101,561	11.41	71,210	8.00	89,013	10.00

NOTE 15 – SHARE-BASED COMPENSATION

The Company has various types of share-based compensation plans. These plans are administered by the Compensation Committee of the Board of Directors, which selects persons eligible to receive awards and determines the number of shares and/or options subject to each award, the terms, conditions and other provisions of the awards.

STOCK OPTION PLANS: The Company issues stock options under various plans to directors, officers and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. The stock options granted were issued with vesting periods ranging from one-and-a half to seven years. At December 31, 2008, future awards of 363,495 shares could be made under approved incentive compensation plans.

The stock option plans also permit the granting of Stock Appreciation Rights ("SARs"). SARs entitle the holder to receive, in the form of cash or stock, the increase in the fair value of Company stock from the date of grant to the date of exercise. No SARs have been issued under the plans.

Effective January 1, 2006, the Company adopted SFAS No. 123 (R) utilizing the modified prospective method. Prior to the adoption of SFAS No. 123(R), the Company accounted for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" (the intrinsic value method). On December 30, 2005, the Board of Directors approved the immediate vesting of all outstanding unvested stock options awarded to employees, officers and directors outstanding as of that date. As a result of the accelerated vesting, the Company recorded $470,000 of compensation expense in 2005.

As a result of adopting SFAS No. 123(R), the Company's net income for the year ended December 31, 2008, 2007 and 2006 included $689,000, $649,000 and $237,000 of compensation costs and $241,000, $227,000 and $83,000 of income tax benefits related to stock options granted under share-based compensation arrangements, respectively. The impact on basic and diluted earnings per share was $0.04 and $0.03 for the year ended December 31, 2008 and $0.03 and $0.02 for the years ended December 31, 2007 and 2006, respectively. There would have been no effect on net income or earnings per share under APB Opinion No. 25.

The Company reported $1,650,000, $796,000 and $3,112,000 of excess tax benefits as financing cash inflows during the years ended December 31, 2008, 2007 and 2006, respectively, related to the exercise and vesting of share-based compensation grants. Net cash proceeds from the exercise of stock options were $2,787,000, $3,171,000 and $3,282,000 for the years ended December 31, 2008, 2007 and 2006.

The Company uses the Black-Scholes option pricing model to estimate the fair value of share-based awards with the following weighted-average assumptions for the indicated periods:

	For the Year Ended December 31,		
	2008	**2007**	**2006**
Expected dividends	2.1%	2.0%	2.0%
Expected volatility	24.0%	23.6%	24.7%
Risk-free interest rate	4.6%	4.7%	4.7%
Expected term (in years)	7.0	7.0	7.0
Weighted-average grant-date fair value	$15.67	$15.98	$16.56

The assumptions above are based on multiple factors, including historical stock option exercise patterns and post-vesting employment termination behaviors, expected future exercise patterns and the expected volatility of the Company's stock price.

At December 31, 2008, there was $3,509,000 of unrecognized compensation cost related to stock options which is expected to be recognized over a weighted-average period of 5.1 years.

The following table represents the activity related to stock options:

	Number of shares	Weighted average exercise price	Weighted average remaining contract life
Outstanding options, December 31, 2005	1,550,961	29.55	
Granted	135,726	58.25	
Exercised	(188,870)	18.56	
Forfeited or expired	(2,500)	43.46	
Outstanding options, December 31, 2006	1,495,317	$33.52	
Granted	182,419	57.58	
Exercised	(132,553)	24.26	
Forfeited or expired	(8,300)	48.67	
Outstanding options, December 31, 2007	1,536,883	$37.09	
Granted	26,500	47.45	
Exercised	(178,953)	19.29	
Forfeited or expired	(26,689)	52.12	
Outstanding options, December 31, 2008	1,357,741	$39.35	5.1 Years
Outstanding exercisable at December 31, 2006	1,359,591	$31.05	
Outstanding exercisable at December 31, 2007	1,243,827	$32.20	
Outstanding exercisable at December 31, 2008	1,092,758	$35.11	4.3 Years

The following table presents the weighted average remaining life as of December 31, 2008 for options outstanding within the stated exercise prices:

	Outstanding			Exercisable	
Exercise Price Range Per Share	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Options	Weighted Average Exercise Price
$10.70 to $12.05	75,020	$10.88	1.1 years	75,020	$10.88
$12.06 to $15.80	20,000	$14.86	0.6 years	20,000	$14.86
$15.81 to $19.50	24,222	$18.41	1.8 years	24,222	$18.41
$19.51 to $29.90	265,197	$22.27	2.8 years	265,197	$22.27
$29.91 to $39.85	196,386	$31.87	4.2 years	196,386	$31.87
$39.86 to $49.79	456,477	$46.34	5.8 years	438,277	$46.37
$49.80 to $51.11	10,500	$50.51	8.6 years	2,500	$51.05
$51.12 to $54.91	14,750	$52.40	7.4 years	10,537	$51.78
$54.92 to $60.00	295,189	$57.97	7.8 years	60,619	$58.07
	1,357,741	$39.35	5.1 years	1,092,758	$35.11

Shares reserved for future stock option grants to employees and directors under existing plans were 363,495 at December 31, 2008. At December 31, 2008, the aggregate intrinsic value of shares underlying outstanding stock options and underlying exercisable stock options was $14,861,000 and $14,816,000. Total intrinsic value of options exercised was $1,187,000 for the year ended December 31, 2008.

RESTRICTED STOCK PLANS: The Company issues restricted stock under various plans for certain officers and directors. A supplemental stock benefit plan adopted in 1999 and the 2001, 2005, and 2008 Incentive Plans allow grants of restricted stock. The plans allow for the issuance of restricted stock awards that may not be sold or otherwise transferred until certain restrictions have lapsed. The holders of the restricted stock receive dividends and have the right to vote the shares. The fair-value cost of the *restricted stock* shares awarded under these plans is these awards is amortized to compensation expense over the vesting period (generally three to seven years). The total share-based compensation expense for these awards is determined based on the market price of the Company's common stock at the date of grant applied to the total number of shares granted and is amortized over the vesting period. As of December 31, 2008, unearned share-based compensation associated with these awards totaled $17,932,000. For the years ended December 31, 2008, 2007 and 2006, the amount included in compensation expense related to restricted stock grants was $3,853,000, $3,490,000, and $2,600,000, respectively. The weighted average grant date fair value of the restricted stock granted during the years ended December 31, 2008, 2007, and 2006 was $47.26, $57.21, and $57.90, respectively. Upon adoption of SFAS No. 123(R), the Company was required to change its policy from recognizing forfeitures as they occur to one where expense is recognized based on expectations of the awards that will vest over the requisite service period. This change had an immaterial cumulative effect on the Company's results of operations.

The following table represents unvested restricted stock award activity for the years ended December 31, 2008, 2007, and 2006, respectively:

	For the Year Ended December 31,		
	2008	**2007**	**2006**
Balance, beginning of year	401,917	337,830	287,773
Granted	116,850	151,604	116,502
Forfeited	(17,338)	(21,288)	(4,930)
Earned and issued	(86,641)	(66,229)	(61,515)
Balance, end of year	414,788	401,917	337,830

401 (K) PROFIT SHARING PLAN: The Company has a 401(k) Profit Sharing Plan covering substantially all of its employees. Annual employer contributions to the plan are set by the Board of Directors. The Company made $651,000 and $687,000 in contributions for the years ended December 31, 2008 and 2007. There were no contributions made for the year ended December 31, 2006. The Plan provides, among other things, that participants in the Plan be able to direct the investment of their account balances within the Profit Sharing Plan into alternative investment funds. Participant deferrals under the salary reduction election may be matched by the employer based on a percentage to be determined annually by the employer.

PHANTOM STOCK AWARDS: As part of the 2008 Incentive Compensation Plan, the Company issues phantom stock awards to certain key officers and employees. The award is subject to a vesting period of seven years and is paid out in cash upon vesting. The amount paid per vesting period is calculated as the number of vested "share equivalents" multiplied by the closing market price of a share of the Company's common stock on the vesting date. Share equivalents are calculated on the date of grant as the total award's dollar value divided by the closing market price of a share of the Company's common stock on the grant date.

Award recipients are also entitled to a "dividend equivalent" on each unvested share equivalent held by the award recipient. A dividend equivalent is a dollar amount equal to the cash dividends that the participant would have been entitled to receive if the participant's share equivalents were issued in shares of common stock. Dividend equivalents will be deemed to be reinvested as share equivalents that will vest and be paid out on the same date as the underlying share equivalents on which the dividend equivalents were paid. The number of share equivalents acquired with a dividend equivalent shall be determined by dividing the aggregate of dividend equivalents paid on the unvested share equivalents by the closing price of a share of the Company's common stock on the dividend payment date.

During 2008, the Company awarded 35,349 total share equivalents to certain key employees, comprised of 34,947 original share awards and 402 share awards from dividend equivalents earned. The Company recorded $54,000 in compensation expense for the year ended December 31, 2008, based on the number of share equivalents vested at year-end and the current market price of $48.00 per share of common stock,. There were no awards vested in 2008 according to the vesting provisions of the plan and thus no cash payments made to award recipients in 2008.

NOTE 16 – RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to executive officers and directors and their affiliates amounting to $3,097,000 and $3,219,000 at December 31, 2008 and 2007, respectively. During the year ended December 31, 2008, total principal additions were $8,815,000 and total principal payments were $8,821,000. Unfunded commitments to executive officers and directors and their affiliates totaled $2,061,000 and $1,483,000 at December 31, 2008 and 2007, respectively. None of the related party loans were classified as nonaccrual, past due, restructured or potential problem loans at December 31, 2008 or 2007.

Deposits from related parties held by the Company through IBERIABANK and Pulaski Bank at December 31, 2008 and 2007 amounted to $2,906,000 and $1,299,000, respectively.

NOTE 17 – OFF-BALANCE SHEET ACTIVITIES

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The same credit policies are used in these commitments as for on-balance sheet instruments. The Company's exposure to credit loss in the event of nonperformance by the other parties is represented by the contractual amount of the financial instruments. At December 31, 2008, the fair value of guarantees under commercial and standby letters of credit was $277,000. This amount represents the unamortized fee associated with these guarantees and is included in the consolidated balance sheet of the Company. This fair value will decrease over time as the existing commercial and standby letters of credit approach their expiration dates.

At December 31, 2008 and 2007, the Company had the following financial instruments outstanding, whose contract amounts represent credit risk:

	Contract Amount	
(dollars in thousands)	**2008**	**2007**
Commitments to grant loans	$ 117,429	$ 88,025
Unfunded commitments under lines of credit	807,135	748,557
Commercial and standby letters of credit	27,664	26,356

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty.

Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. Many of these types of commitments do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

The Company is subject to certain claims and litigation arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material effect on the consolidated financial position of the Company.

Note 18 – FAIR VALUE MEASUREMENTS

On January 1, 2008, the Company adopted the provisions of SFAS No. 157, *Fair Value Measurement,* and SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities.* SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the inputs used to develop those assumptions and measure fair value. The hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

A description of the valuation methodologies used for instruments measured at fair value follows, as well as the classification of such instruments within the valuation hierarchy.

Securities available for sale

Securities are classified within Level 1 where quoted market prices are available in an active market. Inputs include securities that have quoted prices in active markets for identical assets. If quoted market prices are unavailable, fair value is estimated using quoted prices of securities with similar characteristics, at which point the securities would be classified within Level 2 of the hierarchy. Examples may include certain collateralized mortgage and debt obligations. The Company's current portfolio does not include Level 3 securities as of December 31, 2008.

Mortgage loans held for sale

As of December 31, 2008, the Company has $63,503,000 of conforming mortgage loans held for sale. Mortgage loans originated and held for sale are carried at the lower of cost or estimated fair value. The Company obtains quotes or bids on these loans directly from purchasing financial institutions. Typically these quotes include a premium on the sale and thus these quotes indicate the fair value of the held for sale loans is greater than cost. At December 31, 2008, the entire balance of $63,503,000 is recorded at cost.

Impaired Loans

Loans are measured for impairment using the methods permitted by SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*. Fair value of impaired loans is measured by either the loans obtainable market price, if available (Level 1), the fair value of the collateral if the loan is collateral dependent (Level 2), or the present value of expected future cash flows, discounted at the loans effective interest rate (Level 3). Fair value of the collateral is determined by appraisals or independent valuation.

Other Real Estate Owned (OREO)

As of December 31, 2008, the Company has $16,312,000 in OREO and foreclosed property, which includes all real estate, other than bank premises used in bank operations, owned or controlled by the Company, including real estate acquired in settlement of loans. Properties are recorded at the balance of the loan or at estimated fair value less estimated selling costs, whichever is less, at the date acquired. Fair values of OREO at December 31, 2008 are determined by sales agreement or appraisal, and costs to sell are based on estimation per the terms and conditions of the sales agreement. Inputs include appraisal values on the properties or recent sales activity for similar assets in the property's market, and thus OREO measured at fair value would be classified within Level 2 of the hierarchy.

Derivative Financial Instruments

The Company utilizes interest rate swap agreements to convert a portion of its variable-rate debt to a fixed rate (cash flow hedge). The Company also enters into commitments to originate loans whereby the interest rate on the prospective loan is determined prior to funding ("rate lock commitments"). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Fair value of the interest rate swap and interest rate lock commitments are estimated using prices of financial instruments with similar characteristics, and thus the commitments are classified within Level 2 of the fair value hierarchy.

The Company's adoption of SFAS No. 157 did not have a material impact on its consolidated financial statements. The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

Recurring Basis		**Fair Value Measurements at December 31, 2008 Using**		
(dollars in thousands)		**Quoted Prices in Active Markets for Identical Assets**	**Significant Other Observable Inputs**	**Significant Unobservable Inputs**
Description	**December 31, 2008**	**(Level 1)**	**(Level 2)**	**(Level 3)**
Assets				
Available -for-sale securities	$ 828,743	$ 12,929	$ 815,814	$ -
Derivative instruments	20,559	-	20,559	-
Total	$ 849,302	$ 12,929	$ 836,373	$ -
Liabilities				
Derivative instruments	21,800	-	21,800	-
Total	$ 21,800	$ -	$ 21,800	$ -

Gains and losses (realized and unrealized) included in earnings (or changes in net assets) during 2008 related to assets and liabilities measured at fair value on a recurring basis are reported in noninterest income or other comprehensive income as follows:

(dollars in thousands)	**Noninterest income**	**Other comprehensive income**
Total gains (losses) included in earnings (or changes in net assets)	$ 823	$ -
Change in unrealized gains or losses relating to assets still held at December 31, 2008	$ -	$ 6,569

The Company has segregated all financial assets and liabilities that are measured at fair value on a nonrecurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below.

Nonrecurring Basis		**Fair Value Measurements at December 31, 2008 Using**		
(dollars in thousands)		**Quoted Prices in Active Markets for Identical Assets**	**Significant Other Observable Inputs**	**Significant Unobservable Inputs**
Description	**December 31, 2008**	**(Level 1)**	**(Level 2)**	**(Level 3)**
Assets				
Impaired Loans	$ 18,649	-	$ 18,649	-
Premises and equipment, net	60	-	-	60
OREO	414	-	414	-
Total	$ 19,123	$ -	$ 19,063	$ 60

In accordance with the provisions of FASB Statement No. 114, *Accounting by Creditors for Impairment of a Loan*, the Company records loans considered impaired at their fair value. A loan is considered impaired if it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Fair value is measured at the fair value of the collateral for collateral-dependent loans. Impaired loans with an outstanding balance of $21,489,000 were recorded at their fair value at December 31, 2008. These loans include a reserve of $2,840,000 included in the Company's allowance for loan losses.

In accordance with the provisions of Statement 144, certain long-lived assets at one of the Company's branches with a carrying amount of $444,000 were written down to their fair value of $60,000, resulting in an impairment charge of $384,000, which was included in earnings for the year ended December 31, 2008.

In accordance with the OREO treatment described, the Company included property writedowns of $282,000 in earnings for the year ended December 31, 2008.

The Company did not record any liabilities at fair value for which measurement of the fair value was made on a nonrecurring basis during the year ended December 31, 2008.

SFAS No. 159 provides the Company with an option to report selected financial assets and liabilities at fair value. The fair value option established by this Statement permits the Company to choose to measure eligible items at fair value at specified election dates and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each reporting date subsequent to implementation.

The Company has currently chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States, and as such has not included any gains or losses in earnings for the year ended December 31, 2008.

NOTE 19 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents: The carrying amounts of cash and short-term instruments approximate their fair value.

Investment Securities: Fair value equals quoted market prices in an active market. If quoted market prices are unavailable, fair value is estimated using pricing models or quoted prices of securities with similar characteristics.

Loans: The fair value of mortgage loans receivable was estimated based on present values using entry-value rates at December 31, 2008 and 2007, weighted for varying maturity dates. Other loans receivable were valued based on present values using entry-value interest rates at December 31, 2008 and 2007 applicable to each category of loans. Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Deposits: The fair value of NOW accounts, money market deposits and savings accounts was the amount payable on demand at the reporting date. Certificates of deposit were valued using a weighted average rate calculated based upon rates at December 31, 2008 and 2007 for deposits of similar remaining maturities.

Short-term Borrowings: The carrying amounts of short-term borrowings maturing within ninety days approximate their fair values.

Long-term Debt: The fair values of long-term debt are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Derivative Instruments: Fair values for interest rate swap agreements are based upon the amounts required to settle the contracts.

Off-Balance Sheet Items: The Company has outstanding commitments to extend credit and standby letters of credit. These off-balance sheet financial instruments are generally exercisable at the market rate prevailing at the date the underlying transaction will be completed. At December 31, 2008 and 2007, the fair value of guarantees under commercial and standby letters of credit was immaterial.

The estimated fair values and carrying amounts of the Company's financial instruments are as follows:

	December 31, 2008		December 31, 2007	
(dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and cash equivalents	$ 345,865	$ 345,865	$ 123,105	$ 123,105
Investment securities	889,476	889,693	804,877	805,508
Loans and loans held for sale	3,807,905	3,769,857	3,487,734	3,480,059
Derivative instruments	20,559	20,599	4,623	4,623
Financial Liabilities				
Deposits	$ 3,995,816	$ 3,847,939	$ 3,484,828	$ 3,488,147
Short-term borrowings	208,213	208,213	436,146	436,146
Long-term debt	568,479	584,696	457,624	443,380
Derivative instruments	21,800	21,800	4,768	4,768

The fair value estimates presented herein are based upon pertinent information available to management as of December 31, 2008 and 2007. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 20 – SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Issuance of Preferred Stock

On December 5, 2008, the Company completed the sale of 90,000 shares of its $1,000 par value Fixed Rate Cumulative Perpetual Preferred Stock, Series A ("preferred stock"), to the U.S. Treasury as part of the announced Capital Purchase Program ("CPP"). The preferred shares include a 10-year warrant to purchase up to 276,980 shares of the Company's common stock at an exercise price of $48.74 per share, for an aggregate purchase price of $13,500,000. The Company will pay the U.S. Treasury a 5.0% annual dividend on a quarterly basis, or $4,500,000 million annually, for each of the first five years of the investment, and 9.0% thereafter unless the Company redeems the shares. The fair value allocation of the $90,000,000 proceeds between the preferred shares and the warrant resulted in $87,779,000 allocated to the preferred shares and $2,221,000 allocated to the warrant. Accrued dividends on the preferred shares reduced retained earnings by $348,000 during 2008. Both the preferred securities and the warrant are accounted for as components of the Company's regulatory Tier 1 Capital. The funds received from the issuance significantly strengthened the Company's capital position, but has had a dilutive effect on the Company's earnings per share for the year ended December 31, 2008.

Subsequent Event

On February 26, 2009, the Company announced it has filed notice to the U.S. Treasury that the Company will redeem all of the 90,000 outstanding shares of its preferred stock at a total redemption price of $90,575,000. On the March 31, 2009 redemption date, the redemption price will become due and payable on each share of the preferred stock and dividends will cease to accrue. At that time, all rights of the Treasury, as the holder thereof, will terminate, except the right to receive the redemption price upon surrender of the Preferred Stock certificate. The redemption price represents the $1,000 per share liquidation amount of the preferred stock, plus a final pro rata accrued dividend of $575,000.

Comprehensive Income

Comprehensive income is the total of net income and all other non-shareholder changes in equity. Items recognized as components of comprehensive income or loss are displayed in the Company's consolidated statements of changes in shareholders' equity. The following is a summary of the changes in the components of other comprehensive income:

	Years Ended December 31,					
(dollars in thousands)		**2008**		**2007**		**2006**
Balance at beginning of year , net	$	5,869	$	(3,483)	$	(6,341)
Unrealized gain (loss) on securities available for sale		12,025		13,791		310
Reclassification adjustment for net (gains) losses realized in net income		(1,102)		596		4,087
Net unrealized gain (loss)		10,923		14,387		4,397
Tax effect		3,823		5,035		(1,539)
Net of tax change		7,100		9,352		2,858
Balance at end of year, net		12,969		5,869		(3,483)
Balance at beginning of year, net	$	(144)	$	177	$	712
Unrealized gain (loss) on cash flow hedges		(817)		(493)		(823)
Tax effect		286		172		288
Net of tax change		(531)		(321)		(535)
Balance at end of year, net		(675)		(144)		177
Total change in other comprehensive income (loss), net of income taxes	$	6,569	$	9,031	$	2,323
Total balance in other comprehensive income (loss), net of income taxes	$	12,294	$	5,725	$	(3,306)

NOTE 21 – RESTRICTIONS ON DIVIDENDS, LOANS AND ADVANCES

IBERIABANK is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding year, unless prior permission is received from the Commissioner of Financial Institutions for the State of Louisiana. Dividends payable by IBERIABANK in 2009 without permission will be limited to 2009 earnings plus an additional $27,078,000.

Pulaski Bank is restricted under applicable laws in the payment of dividends to an amount equal to current year earnings plus undistributed earnings for the immediately preceding two years, unless prior permission is received from the Office of Thrift Supervision. Dividends payable by Pulaski Bank in 2009 without permission will be limited to 2009 earnings plus an additional $31,000.

Funds available for loans or advances by IBERIABANK or Pulaski Bank to the Company amounted to $46,483,000. In addition, dividends paid by IBERIABANK or Pulaski Bank to the Company would be prohibited if the effect thereof would cause IBERIABANK's or Pulaski Bank's capital to be reduced below applicable minimum capital requirements.

NOTE 22 – CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

Condensed financial statements of IBERIABANK Corporation (parent company only) are shown below. The parent company has no significant operating activities.

Condensed Balance Sheets
December 31, 2008 and 2007

(dollars in thousands)	2008	2007
Assets		
Cash in bank	$ 168,313	$ 2,937
Investment in subsidiaries	660,170	597,252
Other assets	32,924	14,877
Total assets	$ 861,407	$ 615,066
Liabilities and Shareholders' Equity		
Liabilities	$ 127,199	$ 117,007
Shareholders' equity	734,208	498,059
Total liabilities and shareholders' equity	$ 861,407	$ 615,066

Condensed Statements of Income
Years Ended December 31, 2008, 2007 and 2006

(dollars in thousands)	2008	2007	2006
Operating income			
Dividends from subsidiaries	$ 25,200	$ 14,500	$ 15,500
Reimbursement of management expenses	28,980	-	-
Other income	343	362	1,628
Total operating income	54,523	14,862	17,128
Operating expenses			
Interest expense	7,383	7,421	3,127
Salaries and employee benefits expense	27,483	4,468	2,838
Other expenses	11,971	1,724	1,539
Total operating expenses	46,837	13,613	7,504
Income before income tax expense and increase in equity in undistributed earnings of subsidiaries	7,686	1,249	9,624
Income tax benefit	5,933	4,476	1,981
Income before increase in equity in undistributed earnings of subsidiaries	13,619	5,725	11,605
Equity in undistributed earnings of subsidiaries	26,293	35,585	24,090
Net Income	$ 39,912	$ 41,310	$ 35,695
Preferred Stock Dividends	(348)	-	-
Income available to common shareholders	$ 39,564	$ 41,310	$ 35,695

Condensed Statements of Cash Flows
Years Ended December 31, 2008, 2007, and 2006

(dollars in thousands)	2008	2007	2006
Cash Flows from Operating Activities			
Net income	$ 39,912	$ 41,310	$ 35,695
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	(226)	(407)	(23)
Net income of subsidiaries	(40,793)	(35,561)	(24,090)
Noncash compensation expense	5,106	4,530	3,150
Gain on sale of assets	(3)	-	-
Derivative losses (gains) on swaps	(549)	726	(803)
Increase in dividend receivable from subsidiaries	-	11,500	3,500
Cash retained from tax benefit associated with share-based payment arrangements	(1,650)	(796)	(3,112)
Other, net	12,105	(6,024)	892
Net Cash Provided by Operating Activities	13,902	15,278	15,209
Cash Flows from Investing Activities			
Cash received in excess of cash paid in acquisition	128,464	(5,836)	-
Proceeds from sale of premises and equipment	17	-	-
Purchases of premises and equipment	487	-	-
Capital contributed to subsidiary	-	-	-
Payments received from ESOP	-	-	-
Acquisition	(163,487)	(96,629)	-
Net Cash Provided by Investing Activities	(34,519)	(102,465)	-
Cash Flows from Financing Activities			
Dividends paid to shareholders	(17,870)	(16,138)	(11,390)
Proceeds from long-term debt	7,000	78,810	15,000
Common stock issued	109,855	-	30,000
Preferred stock issued and common stock warrants	90,000		
Repayments of long-term debt	(6,667)	(15,310)	-
Costs of issuance of common stock	-	(38)	(1,540)
Payments to repurchase common stock	(762)	(9,607)	(8,032)
Proceeds from sale of treasury stock for stock options exercised	2,787	3,171	3,282
Cash retained from tax benefit associated with share-based payment arrangements	1,650	796	3,112
Net Cash Provided by (Used in) Financing Activities	185,993	41,684	30,432
Net Increase (Decrease) in Cash and Cash Equivalents	165,376	(45,503)	45,641
Cash and Cash Equivalents at Beginning of Period	2,937	48,440	2,799
Cash and Cash Equivalents at End of Period	$ 168,313	$ 2,937	$ 48,440

NOTE 23 – QUARTERLY RESULTS OF OPERATIONS

(dollars in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2008				
Total interest income	$ 67,310	$ 65,120	$ 66,323	$ 65,074
Total interest expense	34,484	32,647	31,145	27,907
Net interest income	32,826	32,473	35,178	37,167
Provision for loan losses	2,695	1,537	2,131	6,206
Net interest income after provision for loan losses	30,131	30,936	33,047	30,961
Gain (loss) on sale of investments, net	122	482	8	525
Other noninterest income	26,164	22,201	22,567	19,863
Noninterest expense	36,796	40,282	43,595	40,552
Income before income taxes	19,621	13,337	12,027	10,797
Income tax expense	6,266	3,811	3,272	2,521
Net Income	13,355	9,526	8,755	8,276
Preferred stock dividends	-	-	-	(348)
Income available to common shareholders	$ 13,355	$ 9,526	$ 8,755	$ 7,928
Earnings per share – basic	$ 1.08	$ 0.76	$ 0.70	$ 0.60
Earnings per share – diluted	$ 1.05	$ 0.74	$ 0.68	$ 0.58
Year Ended December 31, 2007				
Total interest income	$ 57,100	$ 65,816	$ 69,349	$ 69,981
Total interest expense	29,610	35,152	37,276	36,689
Net interest income	27,490	30,664	32,073	33,292
Provision for (reversal of) loan losses	211	(595)	(1,693)	3,602
Net interest income after provision for loan losses	27,279	31,259	33,766	29,690
Gain (loss) on sale of investments, net	11	824	(23)	603
Other noninterest income	14,154	20,987	20,350	19,688
Noninterest expense	29,097	38,692	36,294	36,034
Income before income taxes	12,347	14,378	17,799	13,947
Income tax expense	3,192	4,351	5,738	3,880
Net Income	$ 9,155	$ 10,027	$ 12,061	$ 10,067
Earnings per share – basic	$ 0.79	$ 0.80	$ 0.97	$ 0.81
Earnings per share – diluted	$ 0.76	$ 0.78	$ 0.94	$ 0.79

Corporate Information 2008

Board of Directors
IBERIABANK Corporation

William H. Fenstermaker
Chairman of the Board, IBERIABANK Corporation
Chairman and Chief Executive Officer,
C.H. Fenstermaker and Associates, Inc.

E. Stewart Shea III
Vice Chairman of the Board, IBERIABANK Corporation
Managing Director, The Bayou Companies, Inc.

Elaine D. Abell
Attorney at Law

Harry V. Barton, Jr.
Certified Public Accountant

Ernest P. Breaux, Jr.
Chairman/Chief Executive Officer of Iberia Investment Group, L.L.C.,
Ernest P. Breaux Electrical, Inc., and Equipment Tool Rental & Supply

Daryl G. Byrd
President and Chief Executive Officer,
IBERIABANK Corporation, IBERIABANK and Pulaski Bank

John N. Casbon
Executive Vice President,
First American Title Insurance Company
Chief Executive Officer and President,
First American Transportation Title Insurance Company

Jefferson G. Parker
Private Investor

O. Miles Pollard, Jr.
Private Investor

David H. Welch
President, Chief Executive Officer and Director,
Stone Energy Corporation

Executive Officers
IBERIABANK Corporation

Daryl G. Byrd
President and Chief Executive Officer

Michael J. Brown
Senior Executive Vice President

John R. Davis
Senior Executive Vice President

Michael A. Naquin
Senior Executive Vice President

Anthony J. Restel
Senior Executive Vice President,
Chief Financial Officer and Chief Credit Officer

Beth A. Ardoin
Executive Vice President

George J. Becker III
Executive Vice President, Corporate Secretary

M. Elise Latimer
Executive Vice President

Market Presidents

IBERIABANK

Taylor F. Barras
New Iberia and Community Markets

Mark D. Evans
Shreveport

Lawrence G. "Russ" Ford, Jr.
Mobile, Alabama

Karl E. Hoefer
New Orleans

Paul E. Hutcheson, Jr.
Northeast Louisiana

J. Keith Short
Baton Rouge

Pete M. Yuan
Lafayette

Pulaski Bank and Trust Company/ IBERIABANK*fsb*

Robert M. Head
CEO of Arkansas

David A. Doherty
Northeast Arkansas

N. Jerome Vascocu, Jr.
Central Arkansas

Kevin P. Rafferty
Houston, Texas

Greg K. Smithers
Memphis, Tennessee

Pulaski Mortgage Company

Charles M. Quick, Jr.
President and Chief Executive Officer

Lenders Title Company

Michael B. Pryor
President and Chief Executive Officer

IBERIABANK

Baton Rouge
J. Keith Short, *Market President*
John H. Bateman
Beau J. Box
John C. Hamilton
Robert B. McCall III
C. Brent McCoy
Eugene H. Owen
Stanley E. Peters, Jr.
Kevin P. Reilly, Jr.
Matthew C. Saurage
William S. Slaughter III

Lafayette
Pete M. Yuan, *Market President*
Elaine D. Abell, Chairman
Bennett Boyd Anderson, Jr.
Charles Theodore Beaullieu, Sr.
Dr. Edward F. Breaux
Dr. James A. Caillier
Richard D. Chappuis, Jr.
James M. Doyle
George E. Fleming
Charles T. Goodson
W.J. "Tony" Gordon III
Edward J. Krampe
Leonard K. Lemoine
Robert D. Lowe
Frank X. Neuner, Jr.
Dwight S. Ramsay
Gail A. Romero
William W. Rucks III

New Orleans
Karl E. Hoefer, *Market President*
John N. Casbon, Co-Chairman
Jefferson G. Parker, Co-Chairman
John D'Arcy Becker
Darryl D. Berger
Scott M. Bohn
John D. Charbonnet
Cindy Brennan Davis
David L. Ducote
James P. Favrot
Hardy B. Fowler
Howard Gaines
John D. Georges
William F. Grace, Jr.
Erik L. Johnsen
John P. "Jack" Laborde
William H. Langenstein III
E. Archie Manning III
William M. Metcalf, Jr.
R. Hunter Pierson, Jr.
Patrick J. Quinlan, MD
J.C. Rathborne
James J. Reiss, Jr.
J. Benton Smallpage, Jr.
Stephen F. Stumpf
Steven W. Usdin

New Iberia
Taylor F. Barras, *Market President*
Cecil C. Broussard, Co-Chairman
E. Stewart Shea, Co-Chairman
Dr. John L. Beyt III
Martha B. Brown
Dr. George B. Cousin
David D. Daly
J. David Duplantis
Cecil A. Hymel II
Edward P. Landry
Thomas R. Leblanc
John Jeffrey Simon

Northeast Louisiana
Paul E. Hutcheson, Jr., *Market President*
Dixon W. Abell
Danny R. Graham
W. Bruce Hanks
Linda Singler Holyfield
Tex R. Kilpatrick
Charles Marsala, Jr.
Joe E. Mitcham, Jr.
Dr. Virgil Orr
Jerry W. Thomas

Pulaski Bank and Trust Company/IBERIABANK*fsb*

Central Arkansas
Robert M. Head, *CEO of Arkansas*
N. Jerome Vascocu, Jr., *Market President*
Albert B. Braunfisch
J. Hunter East
David E. Snowden, Jr.
Dhu C. Thompson
Kent C. Westbrook, M.D.
Mark V. Williamson

Northeast Arkansas
David A. Doherty, *Market President*
E. Ritter Arnold
Ralph P. Baltz
Bruce Burrow
N. Ray Campbell
O.E. Guinn, Jr.
Daniel B. Hatzenbuehler
Kaneaster Hodges, Jr.
William B. Hurt III
Jennifer H. James
J.C. McMinn
John M. Minor
Dwayne Powell
Louise Runyan
Jeffrey Steven Rutledge
Brad F. Snider

Corporate Headquarters

IBERIABANK Corporation
200 West Congress Street
Lafayette, LA 70501
337.521.4012

Corporate Mailing Address

P.O. Box 52747
Lafayette, LA 70505-2747

Annual Meeting

IBERIABANK Corporation Annual Meeting of Shareholders will be held on Wednesday, May 6, 2009 at 10:00 a.m. at the InterContinental New Orleans Hotel (Cabildo Room - 1st Floor) located at 444 St. Charles Avenue, New Orleans, Louisiana.

Shareholder Assistance

Shareholders requesting a change of address, records, or information about the Dividend Reinvestment Plan, or lost certificates should contact:

Investor Relations
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800.368.5948
www.invrelations@RTCO.com

For Information

Copies of the Company's Annual Report on Form 10-K including financial statements and financial statement schedules, will be furnished to Shareholders without cost by sending a written request to George J. Becker III, Secretary, IBERIABANK Corporation, 200 West Congress Street, 12th Floor, Lafayette, Louisiana 70501. This and other information regarding IBERIABANK Corporation and its subsidiaries may be accessed from our web sites.

In addition, shareholders may contact:
Daryl G. Byrd, President and CEO
337.521.4003

John R. Davis, Senior Executive Vice President
337.521.4005

Internet Addresses

www.iberiabank.com
www.pulaskibank.com
www.pulaskimortgage.com
www.lenderstitle.com
www.utla.com
www.pulaskibankcreditcards.com

Dividend Reinvestment Plan

IBERIABANK Corporation shareholders may take advantage of our Dividend Reinvestment Plan. This program provides a convenient, economical way for shareholders to increase their holdings of the Company's common stock. The shareholder pays no brokerage commissions or service charges while participating in the plan. A nominal fee is charged at the time that an individual terminates plan participation. This plan does not currently offer participants the ability to purchase additional shares with optional cash payments.

To enroll in the IBERIABANK Corporation Dividend Reinvestment Plan, shareholders must complete an enrollment form. A summary of the plan and enrollment forms are available from the Registrar and Transfer Company at the address provided under Shareholder Assistance.

STOCK INFORMATION

Common Stock

IBERIABANK Corporation's common stock is listed and trades on the NASDAQ Global Select Market under the symbol "IBKC." In local and national newspapers, the common stock is listed under "IBERIABANK."

At December 31, 2008, the company had approximately 2,076 holders of record of the common shares. This total includes 2,875,000 shares issued and sold on December 16, 2008, in an underwritten public offering. This total does not reflect shares held in nominee or "street name" accounts through various firms.

The table below is a summary of regular quarterly cash dividends on and market prices for the company's common stock in the last two years.

2007	Market Price			Dividends
	High	Low	Closing	Declared
First Quarter	$59.11	$53.62	$55.66	$0.32
Second Quarter	$55.90	$49.45	$49.45	$0.34
Third Quarter	$53.35	$40.81	$52.65	$0.34
Fourth Quarter	$54.19	$44.69	$46.75	$0.34

2008	Market Price			Dividends
	High	Low	Closing	Declared
First Quarter	$51.97	$40.02	$44.25	$0.34
Second Quarter	$53.35	$44.18	$44.47	$0.34
Third Quarter	$62.50	$40.87	$52.85	$0.34
Fourth Quarter	$56.15	$42.04	$48.00	$0.34

The declaration and payment of dividends on the company's capital stock are subject to various regulatory and contractual restrictions, including restrictions described in Note 10 – Long Term Debt and Note 21 – Restrictions on Dividends, Loans and Advances to the Consolidated Financial Statements.

Stock Performance Graph

The following graph and table, which were prepared by SNL Financial LC ("SNL"), compares the cumulative total return on the company's common stock over a measurement period beginning December 31, 2003 with (i) the cumulative total return on the stocks included in the NASDAQ Composite Index, (ii) the cumulative total return on the stocks included in the SNL $5 Billion - $10 Billion Bank index, and (iii) the cumulative total return on the stocks included in the SNL $1 Billion-$5 Billion Bank Index. The SNL $1 Billion - $5 Billion Bank index will be deleted subsequent hereto since the company's total assets exceed that amount. All of these cumulative returns are computed assuming the quarterly reinvestment of dividends paid during the applicable period. The company's stock value has been adjusted for a 5 for 4 stock split in August 2005.


IBERIABANK Corporation
Total Return Performance
IBERIABANK Corporation
NASDAQ Composite
SNL Bank $5B-$10B
SNL Bank $1B-$5B
Index Value
160
140
120
100
80
60
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

Index	Period Ending					
	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
IBERIABANK Corporation	100.00	114.48	112.22	132.61	107.78	113.84
NASDAQ Composite	100.00	108.59	110.08	120.56	132.39	78.72
SNL Bank $5B-$10B	100.00	119.22	115.52	124.67	99.98	87.71
SNL Bank $1B-$5B	100.00	123.42	121.31	140.38	102.26	84.81

The stock performance graph assumes $100.00 was invested December 31, 2003. The stock price performance included in this graph is not necessarily indicative of future stock performance.

The World Has

Changed

...Yet We've Remained On Target

IBERIABANK
Corporation™

200 West Congress Street
Lafayette, Louisiana 70501
337.521.4012
www.iberiabank.com